Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127098
MERGER PROPOSAL — YOUR VOTE IS IMPORTANT
      The Boards of Directors of NBT Bancorp Inc. and CNB Bancorp, Inc. have approved an agreement and plan of merger, pursuant to which CNB will merge with and into NBT. The consummation of the merger is subject to customary conditions such as shareholder and regulatory approvals.
      If the merger takes place, you will receive either 1.64 shares of NBT common stock or $38.00 in cash for each share of CNB common stock you own, unless you exercise your dissenter’s rights. You will have the opportunity to elect the form of consideration to be received for your shares (all stock, all cash, or a combination thereof), subject to allocation procedures set forth in the merger agreement which are intended to ensure that 55% of the outstanding shares of CNB common stock will be converted into shares of NBT common stock and the remaining outstanding shares of CNB common stock will be converted into cash. Therefore, your ability to receive all stock or all cash will depend on the elections of other CNB shareholders. If the price of NBT’s common stock falls below thresholds established in the merger agreement, CNB may terminate the merger agreement unless NBT decides to increase the exchange ratio.
      We expect that the merger will generally be tax-free with respect to any NBT common stock that you receive and will generally be taxable with respect to any cash that you receive. NBT’s common stock is traded on the Nasdaq Stock Market National Market Tier under the symbol “NBTB.” On December 23, 2005, the closing sale price of NBT’s common stock was $22.74, as reported on the Nasdaq Stock Market National Market Tier. CNB’s common stock trades on the OTC Bulletin Board under the trading symbol “CNBI.OB.”
      This is a prospectus of NBT relating to its offering of up to 2,283,173 shares of NBT common stock to CNB shareholders in the proposed merger and a proxy statement of CNB. This document contains important information about NBT, CNB, the merger and the conditions that must be satisfied before the merger can occur. Please give all the information your careful attention.
      For a discussion of the risks related to the merger, see “Risk Factors” on page 13.
      Your vote is very important. The merger agreement and the merger must be approved by the holders of at least two-thirds of the outstanding shares of CNB’s common stock. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by submitting a valid proxy, by completing the enclosed proxy card and mailing it in the enclosed envelope or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If you do not vote at all, that will, in effect, count as a vote against the merger proposal. If your shares are held in “street name,” you must instruct your broker in order to vote. We urge you to vote FOR the merger proposal.

Chairman, President and Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The shares of NBT common stock are not savings deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/ prospectus is December 28, 2005 and is first being mailed to shareholders on December 29, 2005

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about NBT and CNB from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/ prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from the appropriate company at the following addresses:
NBT BANCORP INC.
52 South Broad Street
Norwich, NY 13815
Attention: Michael J. Chewens
Senior Executive Vice President and
Chief Financial Officer
(607) 337-2265
CNB BANCORP, INC.
10-24 North Main Street, P.O. Box 873
Gloversville, NY 12078
Attention: George A. Morgan
Executive Vice President and Chief Financial Officer
(518) 773-7911
      If you would like to request documents, please do so by February 1, 2006 in order to receive them before the CNB special shareholder meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first-class mail, or similar means.
      See “Where You Can Find More Information” on page 53.

CNB BANCORP, INC.
10-24 North Main Street, P.O. Box 873
Gloversville, NY 12078
(518) 773-7911

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on February 8, 2006

      A special meeting of shareholders of CNB Bancorp, Inc. will be held on February 8, 2006, at 4:00 p.m., local time at The Holiday Inn, 308 North Comrie Avenue, Johnstown, New York for the following purposes:

1.	To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 13, 2005, by and between NBT Bancorp Inc. and CNB Bancorp, Inc., the merger of CNB into NBT and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/ prospectus.

2.	To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.
      You are entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof only if you were a holder of record of CNB’s common stock at the close of business on December 20, 2005.
      CNB’s Board of Directors has determined that the merger is advisable and is fair to and in the best interest of CNB’s shareholders, has unanimously approved the merger agreement and the merger, and recommends that you vote to approve the merger agreement and the merger.
      The affirmative vote of two-thirds of the shares of CNB’s common stock outstanding on December 20, 2005, is required to approve the merger agreement and the merger. The required vote of CNB’s shareholders is based on the total number of shares of CNB’s common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, not submitting your proxy by telephone or on the Internet (if that option is available to you), or not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement and the merger.
      If you hold CNB common stock on the record date, you are entitled to dissent from the merger under Section 623 of the New York Business Corporation Law. A copy of this section is attached at Appendix C to the proxy statement/ prospectus.
      It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope, or, if the option is available to you, submit your proxy by telephone or on the Internet. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of CNB at the address set forth above, by subsequently filing another proxy or by attending the special meeting and voting in person. Do not send your stock certificate with your proxy card.

By order of the Board of Directors

William N. Smith
Chairman, President and Chief Executive Officer
Gloversville, New York
December 28, 2005
Your vote is important. Please complete, sign, date and return your proxy card or, if the option is available to you, submit your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are NBT and CNB proposing the transaction?

A:	The CNB Board of Directors believes that the merger presents a unique opportunity to merge with a leading community financial institution in central New York that will have significantly greater financial strength and earning power than CNB would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

Q:	What will I receive in the merger?

A:	If the merger agreement is approved and the merger is subsequently completed, each share of CNB common stock (other than shares of dissenting shareholders) will be converted into the right to receive 1.64 shares of NBT common stock, or $38.00 in cash, without interest. You will have the opportunity to elect the form of consideration to be received for your shares (all stock, all cash, or a combination thereof), subject to allocation procedures set forth in the merger agreement which are intended to ensure that 55% of the outstanding shares of CNB common stock will be converted into the shares of NBT common stock and the remaining outstanding shares of CNB common stock will be converted into cash. Therefore, your ability to receive all stock, all cash or a combination thereof will depend on the elections of other CNB shareholders. NBT will pay cash instead of issuing fractional shares. If the price of NBT’s common stock falls below thresholds established in the merger agreement, CNB may terminate the merger agreement unless NBT decides to increase the exchange ratio. See “The Merger — Termination and Amendment of the Merger Agreement.”

Q:	How do I make an election?

A:	Each CNB shareholder has been sent, together with this proxy statement /prospectus, an election form, which you should complete and return, along with your CNB stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m. local time in Norwich, New York, on February 3, 2006. If you do not send in the election form with your stock certificates by the deadline, you will be deemed not to have made an election and you may be paid in cash, NBT common stock or a mix of cash and stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other CNB shareholders. If you own shares of CNB common stock in “street name” through a bank, broker or other financial institution, and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election. See “The Merger — Election Procedures; Surrender of Stock Certificates.”

Q:	Can I change my election?

A:	You may change your election at any time prior to the election deadline by submitting to NBT Bank, NA, the exchange agent for the merger, written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to NBT Bank, NA prior to the election deadline or by withdrawing your stock certificates prior to the election deadline. Shareholders will not be entitled to change or revoke their elections following the election deadline. If you instructed a bank, broker or other financial institution to submit an election for your shares, you must follow their directions for changing those instructions.

Q:	What happens to my future dividends?

A:	Before the merger takes place, CNB expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $0.21 per share, provided that CNB will not declare or pay a dividend in the quarter during which the closing will take place if it will result in holders of CNB common stock receiving dividends on both CNB common stock and NBT common stock received in the merger in respect of such quarter. After the merger, any dividends will be based on what NBT pays. NBT presently pays dividends at a quarterly dividend rate of $0.19 per share of NBT common stock, which is equivalent to $0.31 per share of

CNB common stock, assuming a 1.64 share exchange ratio.

Q:	How many votes are needed to approve the merger?

A:	Two-thirds of the outstanding shares of CNB’s common stock must vote in favor of the merger agreement in order for it to be adopted and for the merger to be approved. Accordingly, the failure to vote on this proposal will have the same effect as a vote against the proposal.

Each of the named executive officers and directors of CNB individually have entered into an agreement with NBT to vote their shares of CNB common stock in favor of the merger agreement and against any competing proposal. These shareholders hold approximately 6% of CNB’s outstanding common stock as of November 30, 2005.

Q:	What do I need to do now?

A:	With respect to the special meeting — Just indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope or submit a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted FOR approval of the merger agreement and the merger. Not returning a proxy card, not submitting your proxy by telephone or on the Internet (if that option is available to you), or not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement and the merger. Please refer to the voting instruction card used by your bank, broker or other financial institution to see if you may submit voting instructions using the Internet or telephone.

You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions on page 16.

With respect to your share election — You should complete and return the election form, together with your stock certificate(s), to NBT Bank, NA, the exchange agent for the merger, according to the instructions printed on the election form or, if your shares are held in “street name,” according to the instructions of your bank, broker or other financial institution. Do not send your CNB stock certificates and/or your election form with your proxy card.

Q:	Who can vote?

A:	You are entitled to vote at the CNB special meeting if you owned shares of CNB common stock at the close of business on December 20, 2005. You will have one vote for each share of CNB common stock that you owned at that time.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	Your broker does not have discretion to vote your shares for you on the merger proposal. Your broker will be able to vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions your broker provides. Shares that are not voted because you do not instruct your broker effectively will be counted as votes against the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of CNB at 10-24 North Main Street, P.O. Box 873 Gloversville, NY 12078 stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card or submit another proxy by telephone or on the Internet. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	When will the merger close?

A:	The merger is expected to close as soon as possible after the receipt of CNB shareholder and regulatory approvals. We currently anticipate that this will occur in the first quarter of 2006.

Q:	What do I do with my stock certificates?

A:	Please do not send your stock certificates with your proxy card. Rather, you should send your CNB common stock certificates to NBT Bank, NA, the exchange agent for the merger, with your completed, signed election form prior to the election deadline. If you do not send in the election form with your stock certificates by the election deadline, you will be deemed not to have made an election and you may receive cash, NBT common stock or a mixture of cash and stock, for each share of your CNB common stock in the merger.

Q:	What needs to be done to complete the merger?

A:	Completion of the merger depends on a number of conditions being met. In addition to compliance with the merger agreement, these include:

1.	Approval of the merger agreement and merger by CNB shareholders.

2.	Approval of the merger by federal and state regulatory authorities.

3.	Approval by the Nasdaq National Market of listing of NBT’s common stock to be issued in the merger.

4.	The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

When the law permits, NBT or CNB could decide to complete the merger even though one or more of these conditions hasn’t been met. We can’t be certain when, or if, all of the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q:	Whom can I call with questions or to obtain copies of this proxy statement/ prospectus and other documents?

A:	William N. Smith, Chairman, President and Chief Executive Officer
CNB Bancorp, Inc.
10-24 North Main Street, P.O. Box 873
Gloversville, NY 12078
(518) 773-7911

CNB shareholders may also contact CNB’s proxy solicitor, D.F. King & Co., Inc. at (800) 829-6551.

A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/ prospectus will be provided to you promptly without charge if you call or write to Michael J. Chewens, Senior Executive Vice President and Chief Financial Officer, NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, (607) 337-2265. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of NBT’s common stock to be issued in the merger. See “Where You Can Find More Information.”

SUMMARY
      The following is a summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the merger. See “Where You Can Find More Information” on page 53. Each item in this summary refers to the page where that subject is discussed in more detail.
Material Federal Income Tax Consequences (page 36)
Those CNB shareholders who receive both NBT common stock and cash for their CNB common stock will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the NBT common stock at the effective time of the merger plus the amount of cash received), over their tax basis in their CNB common stock. We expect the transaction to be tax-free to holders of CNB common stock for United States federal income tax purposes to the extent that they receive solely shares of NBT common stock pursuant to the merger. Those holders receiving solely cash for their CNB common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of CNB common stock. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you, for example, if you:

•	are a tax-exempt organization;

•	are a mutual fund;

•	are a dealer in securities or foreign currencies;

•	are a bank or other financial institution;

•	are an insurance company;

•	are a non-United States person;

•	are subject to the alternative minimum tax;

•	are a trader in securities who elects to apply a mark-to-market method of accounting;

•	acquired your shares of CNB’s common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	hold shares of CNB’s common stock as part of a straddle, hedge, constructive sale or conversion transaction; or

•	do not hold shares of CNB’s common stock as capital assets.
Tax matters are very complicated. You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.
Reasons for the Merger (page 20)
The CNB Board of Directors believes that the merger presents a unique opportunity to merge with a leading community financial institution in central New York that will have significantly greater financial strength and earning power than CNB would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.
CNB Board of Directors Recommends Approval (page 20)
The CNB Board of Directors unanimously approved the merger agreement and the merger and unanimously recommends that you vote FOR approval of these matters.
In the Opinion of CNB’s Financial Advisor, the Consideration is Fair, From a Financial Point of View, to CNB’s Shareholders (page 29)
In deciding to approve the merger, CNB’s Board of Directors considered the opinion of Austin Associates, LLC, CNB’s financial advisor. The opinion concluded that the proposed consideration to be received by the holders of CNB’s common stock in the merger is fair to the shareholders from a financial point of view. This opinion is attached as Appendix B to this document. We encourage you to read this opinion carefully in order to completely understand the assumptions made, matters considered and limitation of the review made by Austin Associates, LLC, Inc. in providing this opinion.

Dissenters’ Appraisal Rights in the Merger (page 40)
Under New York law, you are entitled to dissenters’ rights of appraisal in connection with the merger. If you want to assert your appraisal rights, you must follow carefully the procedures described at Appendix C, and summarized at pages 40-41 of this document.
Differences in the Rights of Shareholders (page 46)
The rights of CNB shareholders who continue as NBT shareholders after the merger will be governed by the certificate of incorporation and bylaws of NBT rather than the certificate of incorporation and bylaws of CNB. These rights will be governed by the laws of Delaware, as the state of NBT’s incorporation, rather than the laws of New York, the state where CNB is organized.
CNB’s Officers and Directors Have Interests in the Merger Which May Be Different From Yours (pages 42-44)
At the close of business on November 30, 2005, excluding all options to purchase CNB common stock, CNB’s directors, named executive officers and their affiliates owned a total of 137,487 shares of CNB’s common stock, which was approximately 6% of the total number of shares of CNB’s common stock that were outstanding on that date. Each of CNB’s directors and named executive officers have agreed to vote his or her shares in favor of the merger agreement and merger.
Additionally, some of CNB’s directors and named executive officers may have interests in the merger as directors and employees that may be different from yours as a CNB shareholder. These interests include new agreements with certain named executive officers of CNB, the appointment of two members of the Board of Directors of CNB to the Board of Directors of NBT Bank and the appointment of each other member of the Board of Directors of CNB to the newly-formed Fulton County Advisory Board. These interests are described at pages 42-44.
Regulatory Approvals We Must Obtain to
Complete the Merger (page 26)
For the merger to take place, we need to receive the regulatory approvals of the Office of the Comptroller of the Currency, the State of New York Banking Department and the Federal Reserve Bank of New York. We have filed applications with each of these regulators and we have received all of the required approvals.
Termination of the Merger Agreement (page 35)
The merger agreement specifies a number of situations when NBT and CNB may terminate the merger agreement, which are described on page 35. The merger agreement may be terminated at any time prior to the effective time by our mutual consent and by either of us under specified circumstances, including if the merger is not consummated by March 31, 2006, if we do not receive the necessary shareholder or regulatory approvals or if the other party breaches its agreements. CNB may terminate if NBT’s common stock price falls below thresholds set forth in the merger agreement and NBT does not increase the exchange ratio pursuant to a prescribed formula.
Information About the Special Meeting (page 15)
A special meeting of CNB shareholders will be held on February 8, 2006, at 4:00 p.m., local time at The Holiday Inn, 308 North Comrie Avenue, Johnstown, New York to vote on the merger agreement, the merger, and the other transactions contemplated by the merger agreement, and to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.
The Companies Involved in the Merger (page 18)
NBT Bancorp Inc.
52 South Broad Street, P.O. Box 351
Norwich, New York 13815

NBT is a registered bank holding company incorporated in Delaware and headquartered in Norwich, New York. At September 30, 2005, NBT had total consolidated assets of $4.4 billion, total deposits of $3.2 billion, and stockholders’ equity of $332.2 million, or 7.6% of total assets.
CNB Bancorp, Inc.
10-24 North Main Street, P.O. Box 873
Gloversville, NY 12078
CNB is a registered bank holding company incorporated in the State of New York and headquartered in Gloversville, New York. At September 30, 2005, CNB had total assets of $404.1 million, total deposits of $329.8 million, and stockholders’ equity of $41.0 million, or 10.1% of total assets.

MARKET PRICES AND DIVIDENDS
NBT’s Common Stock
      NBT’s common stock trades on the Nasdaq Stock Market National Market Tier under the symbol “NBTB”. The table below sets forth the range of high and low sale prices of NBT’s common stock as reported on Nasdaq, as well as cash dividends paid during the periods indicated:

	Market Price
			Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2003	$18.60	$16.75	$0.17
June 30, 2003	19.94	17.37	0.17
September 30, 2003	21.76	19.24	0.17
December 31, 2003	22.78	19.50	0.17

March 31, 2004	23.00	21.21	0.17
June 30, 2004	23.18	19.92	0.19
September 30, 2004	24.34	21.02	0.19
December 31, 2004	26.84	21.94	0.19

March 31, 2005	25.66	21.48	0.19
June 30, 2005	24.15	20.10	0.19
September 30, 2005	25.50	22.79	0.19
      On June 13, 2005, the last trading day before the public announcement of the merger, the closing price of NBT’s common stock on the Nasdaq Stock Market National Market Tier was $23.59. On December 23, 2005, the most recent practicable date before the printing of this document, the closing price of NBT’s common stock on the Nasdaq Stock Market National Market Tier was $22.74.
CNB’s Common Stock
      CNB’s common stock trades on the OTC Bulletin Board under the trading symbol “CNBI.OB.” and is inactively traded. The table below sets forth the range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid during the periods indicated:

	Market Price
			Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2003	$26.65	$23.20	$0.19
June 30, 2003	28.00	22.01	0.19
September 30, 2003	29.00	25.50	0.19
December 31, 2003	27.50	25.60	0.19

March 31, 2004	26.90	22.40	0.20
June 30, 2004	26.75	24.00	0.20
September 30, 2004	26.75	23.99	0.20
December 31, 2004	27.75	26.25	0.20

March 31, 2005	29.00	25.55	0.21
June 30, 2005	38.00	25.25	0.21
September 30, 2005	39.70	37.25	0.21

Share Information and Market Prices
      The table below presents the per share closing prices of NBT’s and CNB’s common stock as of the dates specified and the equivalent per share price for CNB common stock on (1) June 13, 2005, which was the last trading date before public announcement of the merger agreement, and (2) December 20, 2005, the last practicable date before printing of this proxy statement/ prospectus. The equivalent price per share column is calculated by valuing the NBT common stock at its closing price on the relevant date, multiplying this value by the estimated 2,008,592 shares of NBT common stock being issued in the merger, and adding to this amount the estimated cash consideration of $38,078,622. This total consideration is then divided by the total number of shares of CNB common stock outstanding as of each relevant date (2,223,950 shares on June 13, 2005 and 2,280,244 shares on December 20, 2005). For more information about the exchange ratio and how it may be increased, see “The Merger — Merger Consideration,” and for more information about the stock prices and dividends of NBT and CNB, see “Market Prices and Dividends.”

	Last Reported Sale Price

	NBT’s	CNB’s	Equivalent Per
Date	Common Stock	Common Stock	Share Data

June 13, 2005	$23.59	$26.75	$38.43
December 20, 2005	$22.73	$37.15	$37.58
      The market price of NBT’s common stock will fluctuate between the date of this proxy statement/ prospectus and the date on which the merger takes place. CNB’s shareholders are advised to obtain current market quotations for NBT’s common stock. No assurance can be given as to the market price of NBT’s common stock at the time of the merger, although CNB may terminate the merger agreement if NBT’s common stock price falls below certain thresholds and NBT does not increase the exchange ratio pursuant to a prescribed formula. See “The Merger — Termination and Amendment to the Merger Agreement.”
Comparative Per Share Data
      The following table shows historical information about net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged throughout those periods. The pro forma information reflects the purchase method of accounting. The pro forma information also assumes 55% of the merger consideration paid in stock and 45% in cash. NBT intends to issue trust preferred securities in aggregate principal amount of $50 million in connection with the funding of the cash portion of the merger consideration.
      The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by the quotient obtained by dividing the NBT Common Stock to be issued in the merger by the 1.64 share exchange ratio.
      We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. These changes and benefits are not reflected in the pro forma data. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

      The information in the following table is based on, and you should read it together with, the historical financial information that NBT and CNB have presented in prior filings with the SEC and which is incorporated into this document by reference. See “Where You Can Find More Information” on page 53 for a description of where you can find our prior filings.

	At or for the	At or for the
	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Net Income per Common Share (Basic):
NBT — historical	$1.21	$1.53
CNB — historical	0.96	2.04
Pro Forma Combined	1.17	1.53
Equivalent Pro Forma	1.92	2.51
Net Income per Common Share (Diluted):
NBT — historical	1.20	1.51
CNB — historical	0.94	2.03
Pro Forma Combined	1.16	1.51
Equivalent Pro Forma	1.90	2.48
Cash Dividends per Common Share:
NBT — historical	0.57	0.74
CNB — historical	0.63	0.80
Pro Forma Combined	0.57	0.74
Equivalent Pro Forma	0.93	1.21
Book Value per Common Share:
NBT — historical	10.25	10.11
CNB — historical	18.03	18.04
Pro Forma Combined	11.05	10.89
Equivalent Pro Forma	18.12	17.85

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      The tables below present selected consolidated financial and other data for NBT and CNB as of the dates and for the periods indicated. The data for NBT is based on and should be read in conjunction with NBT’s historical consolidated financial statements and related notes which are presented in its prior filings with the SEC, and which are incorporated by reference into this document. The data for CNB is based on and should be read in conjunction with CNB’s historical consolidated financial statements and the notes thereto, which are presented in its prior filings with the SEC, which are incorporated by reference into this document. See “Where You Can Find More Information.” In the opinion of management of NBT and CNB, all adjustments necessary for a fair presentation of financial position and results of operations have been included.
Selected Consolidated Financial Data — NBT (Dollars in Thousands)

	At or for the
	Nine Months Ended
	September 30,		At or for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Financial Condition and Other Data
Trading securities at fair value	$—	$—	$—	$—	$—	$—	$20,540
Securities available for sale, at fair value	942,770	978,925	952,542	980,961	1,007,583	909,341	936,757
Securities held to maturity, at amortized cost	89,660	77,826	81,782	97,204	82,514	101,604	110,415
Loans and leases	3,003,103	2,814,553	2,869,921	2,639,976	2,355,932	2,339,636	2,247,655
Allowance for loan and lease losses	47,550	44,539	44,932	42,651	40,167	44,746	32,494
Assets	4,385,621	4,201,089	4,212,304	4,046,885	3,723,726	3,638,202	3,605,506
Deposits	3,212,173	3,090,629	3,073,838	3,001,351	2,922,040	2,915,612	2,843,868
Borrowings	794,266	732,885	752,066	672,631	451,076	394,344	425,233
Stockholders’ equity	332,168	325,378	332,233	310,034	292,382	266,355	269,641
Operating Data
Interest, fee and dividend income	173,609	155,758	$210,179	$207,298	$227,222	$255,434	$260,381
Interest expense	55,520	43,932	59,692	62,874	80,402	117,502	113,003
Net interest income	118,089	111,826	150,487	144,424	146,820	137,932	127,378
Provision for loan and lease losses	6,868	6,865	9,615	9,111	9,073	31,929	10,143
Noninterest income excluding securities gains (losses)	32,807	30,493	40,673	37,603	31,934	31,826	24,854
Securities gains (losses), net	(690)	56	216	175	(413)	(7,692)	(2,273)
Merger, acquisition and reorganization costs	—	—	—	—	—	15,322	23,625
Other noninterest expense	86,156	80,370	109,777	104,517	102,455	110,536	95,509
Income before income taxes	17,739	17,584	71,984	68,574	66,813	4,279	20,682
Net income	39,443	37,556	50,047	47,104	44,999	3,737	14,154

Significant Statistical Data — NBT

	At or for the
	Nine Months Ended
	September 30,		At or for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Per Common Share:
Basic earnings	$1.21	$1.15	$1.53	$1.45	$1.36	$0.11	$0.44
Diluted earnings	1.20	1.14	1.51	1.43	1.35	0.11	0.44
Cash dividends paid	0.57	0.55	0.74	0.68	0.68	0.68	0.68
Book value at period end	10.25	9.93	10.11	9.46	8.96	8.05	8.29
Tangible book value at period end	8.66	8.42	8.66	7.94	7.47	6.51	6.88
Average diluted common shares outstanding	32,762	33,064	33,087	32,844	33,235	33,085	32,405
Key Ratios:
Average equity to average assets	7.66	7.71	7.74	7.69	7.64	7.82	7.35
Net interest margin	4.04	4.03	4.03	4.16	4.43	4.19	4.02
Dividend payout ratio	46.96	47.97	49.01	47.55	50.37	618.18	154.55
Tier 1 leverage	6.99	6.96	7.13	6.76	6.73	6.34	6.88
Tier 1 risk-based capital	9.56	9.61	9.78	9.96	9.93	9.43	9.85
Total risk-based capital	10.82	10.86	11.04	11.21	11.18	10.69	11.08
Return on average assets	1.23%	1.23%	1.21%	1.22%	1.23%	0.10%	0.41%
Return on average equity	16.03%	15.91%	15.69%	15.90%	16.13%	1.32%	5.57%

Selected Consolidated Financial Data and Significant Statistical Data — CNB (Dollars in Thousands)

	At or for the
	Nine Months Ended
	September 30,		At or for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Financial Condition and Other Data
Securities available for sale, at fair value	159,379	186,163	189,176	163,251	144,219	120,249	106,845
Securities held to maturity, at amortized cost	7,237	8,441	7,587	9,711	9,569	9,955	15,653
Loans and leases	200,529	184,571	188,535	171,230	186,264	194,949	186,590
Allowance for loan losses	2,401	2,515	2,331	2,418	3,083	2,506	2,750
Assets	404,141	438,173	422,169	395,556	391,804	359,955	339,306
Deposits	329,799	352,810	331,634	308,247	300,616	279,227	270,474
Borrowings	30,938	43,754	48,543	47,860	52,689	44,618	33,128
Stockholders’ equity	40,987	39,883	40,021	38,040	36,884	34,649	33,993
Operating Data
Interest, fee and dividend income	15,178	14,500	19,551	19,705	22,046	24,053	23,760
Interest expense	4,717	4,068	5,476	6,716	8,300	11,408	12,091
Net interest income	10,461	10,432	14,075	12,989	13,746	12,645	11,669
Provision for loan losses	195	425	500	1,290	1,165	525	219
Noninterest income excluding securities gains (losses)	1,805	1,723	2,193	2,284	2,254	2,109	1,762
Securities gains (losses), net	241	416	416	30	33	15	—
Other noninterest expense	9,470	7,224	9,943	9,232	8,419	8,403	7,932
Income before income taxes	2,842	4,922	6,241	4,781	6,449	5,841	5,280
Net income	2,143	3,541	4,509	3,653	4,632	4,032	3,705
Significant Statistical Data — CNB (Dollars in Thousands)

	At or for the
	Nine Months Ended
	September 30,		At or for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Per Common Share:
Basic earnings	$0.96	$1.60	$2.04	$1.65	$42.05	$1.75	$1.56
Diluted earnings	0.94	1.60	2.03	1.64	2.03	1.72	1.54
Cash dividends paid	0.63	0.60	0.80	0.76	0.70	0.66	0.62
Book value at period end	18.03	18.00	18.04	17.22	16.58	15.22	14.49
Tangible book value at period end	15.03	14.96	15.02	15.26	14.59	13.24	12.40
Average diluted common shares outstanding	2,268	2,219	2,222	2,226	2,281	2,342	2,404
Key Ratios:
Average equity to average assets	9.76%	9.56%	9.60%	9.50%	9.55%	9.74%	9.65%
Net interest margin	3.84	3.99	3.95	3.77	4.14	4.04	3.98
Dividend payout ratio	65.75	37.48	39.28	46.13	34.09	37.70	39.84
Tier 1 leverage	8.6	7.8	7.66	8.28	7.89	8.38	8.87
Tier 1 risk-based capital	16.1	14.8	15.15	16.22	14.87	14.72	15.54
Total risk-based capital	17.2	16.0	16.27	17.48	16.16	15.96	16.80
Return on average assets	0.68%	1.18%	1.10%	0.92%	1.22%	1.14%	1.12%
Return on average equity	6.99%	12.31%	11.47%	9.66%	12.83%	11.68%	11.57%

RISK FACTORS
      In addition to the other information included in this proxy statement/ prospectus (including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” on page 55), you should carefully consider the matters described below in determining whether to approve the merger agreement and whether to make a cash or stock election. Please also refer to the additional risk factors identified in the periodic reports and other documents of NBT and CNB incorporated by reference into this document and listed in “Where You Can Find More Information.”
The price of NBT common stock will fluctuate before and after the merger, which could increase or decrease the value of the merger consideration received by CNB shareholders receiving NBT common stock.
      On June 13, 2005, the day before the merger was announced, the closing price of a share of NBT common stock was $23.59. On December 23, 2005, the most recent practicable date before the mailing of this proxy statement/prospectus, the closing price was $22.74. Based on these closing prices and the 1.64 exchange ratio, the implied value of the merger consideration consisting of NBT common stock was $38.69 on June 13, 2005 and $37.29 on December 23, 2005. The price of NBT common stock may increase or decrease before and after completion of the merger. Therefore, the market value of NBT common stock received by a CNB shareholder in connection with the merger could be lower than the market value of NBT stock on June 13, 2005, December 23, 2005 or the closing date of the merger, and the market value of the stock consideration could be less than the $38.00 cash consideration received by shareholders receiving the cash consideration. The market value of NBT stock received by a CNB shareholder in connection with the merger could also be higher than those trading prices, and shareholders receiving the cash consideration could receive cash worth less than the market value of the stock consideration. The market price of NBT stock fluctuates based upon general market economic conditions, NBT’s business and prospects and other factors.
NBT may fail to realize the anticipated benefits of the merger.
      The success of the merger will depend on, among other things, NBT’s ability to realize anticipated cost savings and to combine the businesses of NBT and CNB in a manner that does not materially disrupt the existing customer relationships of CNB nor result in decreased revenues resulting from any loss of customers. If NBT is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
      NBT and CNB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of CNB’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of NBT to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.
Shareholders may receive a form of consideration different from what they elect.
      While each CNB shareholder may elect to receive cash or NBT common stock in the merger, 55% of the CNB common stock outstanding at the completion of the merger will be converted into NBT common stock, with the remainder converted into cash. Therefore, if CNB shareholders elect more cash or stock than is available under the merger agreement, elections for the over-subscribed form of merger consideration will be prorated. As a result, if either a cash or stock election proves to be more popular among CNB shareholders, and you choose the election that is more popular, you might receive a portion of your consideration in the form of consideration that you did not elect.

If you tender shares of CNB common stock to make an election, you will not be able to sell or otherwise transfer those shares until after the merger, unless you revoke your election prior to the election deadline.
      To make a cash or stock election, you must deliver your stock certificate(s) to the exchange agent (or follow the procedures for guaranteed delivery). The deadline for doing this is 5:00 p.m. local time in Norwich, New York, on February 3, 2006. You will not be able to sell or otherwise transfer any shares of CNB common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in CNB common stock for any reason until you receive cash or NBT common stock in the merger. In the time between delivery of your shares and the closing of the merger, the trading price of CNB or NBT common stock may decrease, and you might otherwise want to sell your shares of CNB common stock to gain access to cash, make other investment opportunities or reduce the potential for an additional decrease in the value of your investment.
      The date that you will receive your merger consideration depends on the completion date of the merger, which is expected to occur in the first quarter of 2006. The completion date of the merger might be later than expected due to unforeseen events.
The merger agreement limits CNB’s ability to pursue alternatives to the merger.
      The merger agreement contains terms and conditions that make it difficult for CNB to sell its business to a party other than NBT. These “no shop” provisions impose restrictions on CNB that, subject to certain exceptions, limit CNB’s ability to discuss or facilitate competing third-party proposals to acquire all or a significant part of CNB.
      In addition, the board of directors of CNB has agreed that it will not recommend a competing acquisition proposal and that it will not withdraw or negatively modify the recommendation that CNB shareholders vote for the merger, subject to limited exceptions. While the board of directors could take such actions if it determined that the failure to do so would violate its fiduciary duties, doing so would entitle NBT to terminate the merger agreement and may entitle it to receive a termination fee. CNB will also be required to pay the termination fee if a competing acquisition proposal has been made known to CNB or its shareholders and the merger agreement is subsequently terminated for a variety of reasons (including because CNB shareholders fail to approve the merger or because CNB willfully breaches the merger agreement), and CNB completes, or enters into an agreement for, an alternative acquisition transaction during the 12 months after the termination of the merger agreement.
      NBT required CNB to agree to these provisions as a condition to NBT’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of CNB from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire CNB than it might otherwise have proposed to pay.
CNB’s executive officers and directors have financial interests in the merger that are different from your interest as a CNB shareholder.
      CNB executive officers negotiated the merger agreement with NBT, and the board of directors approved the agreement and is recommending that CNB shareholders vote for the agreement. In considering these facts and the other information contained in this proxy statement/ prospectus, you should be aware that CNB’s executive officers and directors have financial interests in the merger in addition to the interests that they share with you as a CNB shareholder. These interests include:

•	the payment of certain severance benefits under existing change in control agreements and new employee retention agreements.

•	the appointment of Timothy E. Delaney and Brian K. Hanaburgh to the board of directors of NBT Bank, N.A.

•	the accelerated vesting of all outstanding unvested stock options, including options for up to 25,425 shares of common stock held by CNB’s executive officers and directors.

•	the appointment of each member of CNB’s Boards of Directors, other than Messrs. Delaney and Hanaburgh, to a newly created Fulton County Advisory Board, for which each advisory board member will receive a $1,000 fee for each meeting attended.

•	the agreement by NBT to indemnify CNB directors and officers.
      See the discussion under the heading “Interests of CNB Directors and Executive Officers in the Merger That are Different Than Yours.”
SHAREHOLDER MEETING OF CNB BANCORP, INC.
Matters to be Considered at the Special Meeting
      We are first mailing this document to the holders of CNB’s common stock on or about December 29, 2005. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the CNB Board of Directors for use at the special meeting of CNB’s shareholders on February 8, 2006, at 4:00 p.m., local time, at The Holiday Inn, 308 North Comrie Avenue, Johnstown, New York. At the special meeting, the holders of CNB’s common stock will consider and vote on:

•	the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and

•	any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.
Record Date and Voting
      The CNB Board of Directors has fixed the close of business on December 20, 2005 as the record date for determining the CNB shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of CNB’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on December 20, 2005, there were 2,280,244 shares of CNB’s common stock outstanding and entitled to vote at the special meeting, held by approximately 672 shareholders of record.
      Each holder of CNB’s common stock on December 20, 2005 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of CNB’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of CNB’s common stock issued and outstanding, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.
      If a quorum is not obtained, or if fewer shares of CNB’s common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement.
      If your proxy card is properly executed and received by CNB in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. Executed proxies with no instructions indicated on the proxy card will be voted FOR the merger agreement and the merger.
      The CNB Board of Directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the CNB Board of Directors.
      You are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope or, if the option is available to you, to grant your proxy electronically over the Internet or by telephone. Please refer to the voting instruction card used by your bank, broker or other financial institution to see if you may submit voting instructions using the Internet or telephone. The enclosed proxy card is different from the blue election form that you can use to elect to receive cash or stock in the merger. Do not return your proxy card with the election form. For information about the election form, see “The Merger — Election Procedures; Surrender of Stock Certificates”. To vote on the merger agreement, you need to complete the proxy card properly and return it in the enclosed envelope, grant your proxy electronically over the Internet or by telephone, or attend the special meeting and vote in person.
      You should not forward any stock certificates with your proxy card. If you complete an election form, you should forward your CNB stock certificates to the exchange agent with the election form. If you do not complete an election form, if the merger takes place, CNB stock certificates should be delivered in accordance with instructions that will be sent to you by NBT’s exchange agent promptly after the effective time of the merger.
Required Vote; Revocability of Proxies
      In order to approve and adopt the merger agreement, the merger of CNB and NBT and the other transactions contemplated by the merger agreement, the holders of at least two-thirds of the shares of CNB’s common stock issued and outstanding on December 20, 2005, must affirmatively vote FOR the merger agreement and the merger.
      The required vote of CNB’s shareholders is based on the total number of outstanding shares of CNB’s common stock and not on the number of shares which are actually voted. Not returning a proxy card or submitting your proxy by telephone or on the Internet (if the option is available to you), not voting in person at the special meeting or abstaining from voting all will have the same effect as voting AGAINST the merger agreement and the merger.
      The directors and named executive officers of CNB beneficially owned as of November 30, 2005, a total of 137,487 shares of CNB’s common stock (excluding all options to purchase shares of CNB’s common stock), which was approximately 6% of the outstanding shares of CNB’s common stock on that date. The directors and named executive officers have agreed to vote their shares in favor of the merger agreement and the merger and against competing proposals.
      If you submit a proxy card or submit a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

•	delivering to the Secretary of CNB, 10-24 North Main Street, P.O. Box 873, Gloversville, New York 12078-0873, a written notice of revocation before the special meeting,

•	delivering to CNB a duly executed proxy bearing a later date before the special meeting or submitting another proxy by telephone or over the Internet (your latest telephone or Internet voting instructions are followed), or

•	attending the special meeting and voting in person.
Solicitation of Proxies
      In addition to solicitation by mail, directors, officers and employees of CNB may solicit proxies for the special meeting from shareholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by CNB. CNB also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. CNB has retained D.F. King & Co., Inc. to assist in soliciting proxies for the meeting and to send proxy materials to brokerage houses and other custodians, nominees and fiduciaries for transmittal to their principals, at a cost of $6,500 plus out-of-pocket expenses.

THE MERGER
      The information in this section is qualified in its entirety by reference to the full text of the merger agreement including the exhibits attached thereto, a copy of which is attached to this proxy statement/ prospectus as Exhibit A and which is incorporated by reference into this document.
The Parties
      NBT and CNB have entered into an agreement and plan of merger. Under this agreement, CNB will merge with and into NBT, and immediately thereafter City National Bank and Trust Company, which is a wholly owned subsidiary of CNB, will be merged with and into NBT Bank, N.A., a wholly owned subsidiary of NBT, with NBT and NBT Bank surviving. The consummation of the merger is subject to customary conditions such as shareholder and regulatory approvals.

NBT and NBT Bank
      NBT is a registered bank holding company incorporated in the State of Delaware in 1986 that has elected financial holding company status, with its principal headquarters located in Norwich, New York. The Company is the parent holding company of NBT Bank, NBT Financial Services, Inc., and CNBF Capital Trust I. Through NBT Bank and NBT Financial, NBT operates as one segment focused on community banking operations. CNBF Capital Trust I was organized to raise additional Tier 1 capital. NBT’s primary business consists of providing commercial banking and financial services to its customers in its market area. The principal assets of NBT are all of the outstanding shares of common stock of its direct subsidiaries, and its principal sources of revenue are the management fees and dividends it receives from NBT Bank and NBT Financial.
      At September 30, 2005, NBT had total consolidated assets of $4.4 billion, total deposits of $3.2 billion, and stockholders’ equity of $332.2 million or 7.57% of total assets. At that date, NBT also had loans, net of $2.96 billion, which included $693 million in residential mortgage loans, $1.0 billion in commercial loans and commercial real estate mortgages, $453 million in home equity loans and $471 million in consumer loans. At September 30, 2005, nonperforming assets, which include nonaccrual loans and loans past due 90 days or more and accruing, were $13.6 million. At that date, NBT’s allowance for loan losses was $47.6 million, or 356.9% of nonperforming loans and 1.58% of total loans. For additional information about NBT that is incorporated by reference into this document, see “Incorporation of Documents by Reference.”
      NBT, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. NBT Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency and to some extent by the Federal Deposit Insurance Corporation.

CNB and City National Bank
      CNB is a registered bank holding company incorporated in the State of New York in 1989 that has elected financial holding company status, with its principal headquarters located in Gloversville, New York. The Company is the parent holding company of City National Bank. City National Bank is engaged in a general banking business with a range of banking and fiduciary services including checking, negotiable orders of withdrawal, savings and certificates of deposit. City National Bank also offers a wide range of loan products including commercial, real estate, and installment lending. Overdraft banking lines of credit are also provided.
      At September 30, 2005, CNB had total assets of approximately $404.1 million, total deposits of approximately $329.8 million, and stockholders’ equity of approximately $41.0 million, or 10.1% of total assets. At that date, CNB also had loans, net of $198.1 million. At September 30, 2005, CNB’s allowance for loan losses was $2.4 million, or 689.9% of nonperforming loans and 1.2% of net loans. For additional information about CNB that is incorporated by reference into this document, see “Incorporation of Documents by Reference.”

      CNB, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. City National Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency and to some extent by the Federal Deposit Insurance Corporation.
Background of the Merger
      In view of local economic conditions in CNB’s markets, the planned retirement of CNB’s Chief Executive Officer in 2006 and increased competition in the financial institutions industry, beginning in the second half of 2004, CNB’s Board of Directors began to consider the steps it would need to take to enhance its community banking franchise and maximize shareholder value. The two primary alternatives that resulted from such discussions were to either remain an independent institution or engage in a strategic merger with a larger institution.
      On January 19, 2005, the Board of Directors engaged Alex Sheshunoff & Co. (“Sheshunoff”) to help it evaluate the strategic options available for CNB. At a meeting of the Board of Directors held on February 28, 2005, the directors received and considered the views of Sheshunoff. Sheshunoff’s presentation addressed trends in the banking industry, the future role of the community bank in a highly competitive environment, the relative success of others in maintaining profitable independence and various analyses of bank merger transactions. The Board of Directors carefully considered all of the information provided by Sheshunoff and, following numerous conversations during which the two primary strategic alternatives were addressed and analyzed, the CNB Board of Directors determined to investigate further the possibility of a business combination transaction with a larger financial institution.
      In March 2005, the Board of Directors decided to retain Austin Associates, LLC (“Austin Associates”) based on its substantial expertise and experience in bank merger transactions, to assist the board in seeking and evaluating merger proposals from larger financial institutions. In addition, the board authorized management to consult with CNB’s legal counsel to discuss the process of merging with a larger financial institution.
      During the latter part of March and early April 2005, Austin Associates conducted due diligence on CNB. In April and May 2005, Austin Associates held discussions with seven institutions believed by it and CNB to be potentially interested in and financially and otherwise capable of engaging in a business combination with CNB. Five of these companies expressed interest and executed confidentiality agreements with CNB and received information about CNB. During the latter part of April and early May 2005, Messrs. Smith and Morgan, together with a principal of Austin Associates, met with management of the four companies who expressed an interest in continuing discussions about a potential merger transaction.
      Following these meetings, three companies submitted preliminary, nonbinding indications of interest. At a meeting of the directors on May 10, 2005, the CNB Board of Directors reviewed with Austin Associates and CNB’s legal advisors the merger process, the results of the discussions with the three interested companies and the three preliminary, nonbinding indications of interest that had been received. In addition, Austin Associates presented profiles of, and historical financial and performance data for, each of the three companies. At the conclusion of the May 10, 2005 meeting, the directors authorized management, with the assistance of Austin Associates, to continue discussions with NBT and one of the other companies that submitted a bid and to permit each to continue their due diligence review of CNB.
      During the weeks of May 16 and 23, 2005, NBT and the other company conducted due diligence reviews of CNB. On May 23, 2005, management of NBT and management of the other company each made separate presentations to the CNB Board of Directors. Each company was instructed to submit a final, nonbinding indication of interest by June 1, 2005 along with comments on a draft merger agreement prepared by CNB’s counsel.
      On June 3, 2005, the directors again met with Austin Associates and counsel to consider the two final, nonbinding indications of interest, as well as the comments to the draft merger agreement. The Board of Directors thoroughly compared the two proposals, including the form and value of the consideration offered, plans for integration and treatment of employees, and the ability of each to complete the transaction. Counsel reviewed with directors their fiduciary duties. At the conclusion of the meeting, the CNB Board of Directors determined that NBT’s proposed price of $38.00 per share of CNB common stock (55% in the form of NBT common stock and 45% in the form of cash) was more attractive than the other proposal and authorized management and CNB’s legal and financial advisors to seek to negotiate the terms of a definitive merger agreement with NBT.
      On June 13, 2005, the CNB Board of Directors held a special meeting to review the final terms of the proposed merger agreement. CNB’s counsel summarized for the directors the negotiations that had occurred between representatives of CNB and NBT following the last board meeting on June 3, 2005 and reviewed with the board the terms and conditions of the final merger agreement in detail, as well as other relevant aspects of the proposed transaction. Following that review, Austin Associates again analyzed the financial terms of the transaction at length, and delivered its opinion that the merger consideration was fair, from a financial point of view, to the shareholders of CNB as of that date.
      Based upon the CNB Board of Directors’ review of the definitive terms of the transactions, the opinion of Austin Associates and other relevant factors, the CNB Board of Directors, by unanimous vote of all directors, concluded that the terms and conditions of the merger agreement were fair to, and in the best interests of, CNB and its shareholders, and authorized and approved the execution of the merger agreement.
Reasons for the Merger and the Recommendation of CNB’s Board of Directors
      CNB’s Board of Directors has determined that the merger is fair to and in the best interests of CNB and its shareholders and, by the unanimous vote of all the directors of CNB present at the meeting, approved and adopted the merger agreement and the merger. ACCORDINGLY, CNB’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.
      In the course of reaching its determination, CNB’s Board of Directors consulted with its legal counsel regarding its fiduciary duties, the terms of the merger agreement and related issues; with its financial advisors regarding the financial aspects and the fairness of the transaction to the shareholders from a financial point of view; and with senior management of CNB regarding, among other things, operational matters.
      In reaching its determination to approve the merger agreement, CNB’s Board of Directors considered all factors it deemed material. The Board of Directors analyzed information with respect to the financial condition, results of operations, businesses and prospects of CNB. In this regard, CNB’s Board of Directors considered the performance trends of CNB over the past several years. The Board of Directors compared CNB’s current and anticipated future operating results to publicly available financial and other information for other similarly sized banking institutions. The board also considered the ability of CNB to grow as an independent institution, the prospects of CNB to make potential acquisitions, and its ability to further enhance shareholder value without engaging in a strategic transaction. In this regard, CNB’s Board of Directors considered the long-term as well as the short-term interests of the bank and its shareholders, including whether those interests may best be served by the continued independence of the bank.
      In reaching its decision to approve the merger agreement and the merger, the Board of Directors also considered a number of factors, including the following:

1. The merger represents an opportunity for CNB’s shareholders to realize a premium over recent market prices for their common stock. The merger price per share represents a 42% premium over the closing price of CNB’s common stock on the day before the merger was announced, and a 42% premium over the average closing price of CNB’s common stock for the four-week period immediately preceding the merger announcement.

2. CNB’s Board of Directors considered the opinion of Austin Associates that the merger consideration was fair to CNB’s shareholders from a financial point of view, as described below under “— Fairness Opinion of Austin Associates, LLC.” CNB’s Board of Directors reviewed the assumptions and results of the various valuation methodologies employed by Austin Associates in arriving at its opinion and found those assumptions and results to be reasonable.

3. CNB’s Board of Directors considered the current operating environment, including but not limited to the continued consolidation and increasing competition in the banking and financial services industries, the prospects for further changes in these industries, and the importance of being able to capitalize on developing opportunities in these industries. CNB’s Board of Directors also considered the current and prospective economic and competitive conditions facing CNB in its market areas. CNB’s board also considered the challenges facing CNB in remaining an independent banking institution, the lack of opportunities to grow through potential acquisitions or “merger of equals,” and the difficulties of further enhancing shareholder value.

4. CNB’s Board of Directors reviewed the terms and conditions of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to closing, and the fact that the merger agreement permits CNB’s Board of Directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited superior proposal to acquire CNB, and provisions providing for CNB’s payment of a termination fee to NBT in certain circumstances.

5. CNB’s Board of Directors considered the ability of NBT to pay the merger consideration, and accordingly, together with its financial advisor and management, reviewed NBT’s financial condition, results of operations, liquidity and capital position.

6. CNB’s Board of Directors considered the ability of NBT to consummate the transaction in an efficient and timely manner based on its history of consummating other acquisitions.

7. CNB’s Board of Directors considered the likelihood of the merger being approved by the appropriate regulatory authorities. See “— Regulatory Approvals” below for more information.

8. CNB’s Board of Directors examined current financial market conditions and historical market prices and trading information with respect to shares of CNB common stock. In particular, the board noted the relative illiquidity of CNB’s common stock.

9. CNB’s Board of Directors considered the potential impact of the merger on CNB’s customers. The board viewed the potential impact on customers as positive in view of NBT’s history of providing exceptional service to customers, and the fact that the merger will enhance the services available to CNB’s customers without sacrificing the personal attention and dedication that CNB has offered.

10. CNB’s Board of Directors considered the merger’s impact on CNB’s employees. Although the board recognized that NBT did not make any commitment to retain any or all of CNB’s offices and that certain of CNB’s offices may be subject to closure, the board viewed the impact on employees as generally positive, in that they would become part of a more geographically diversified institution with greater resources and opportunities than CNB. In addition, the board looked favorably on NBT’s commitment to Fulton County as evidenced by its agreement to maintain the CNB headquarters facility in downtown Gloversville, NY as a regional hub office and its agreement to create a Fulton County Advisory Board.

11. CNB’s Board of Directors considered community and societal considerations, and NBT’s commitment to local civic groups, charitable organizations, and the towns and cities in which it operates.

12. CNB’s Board of Directors also considered the fact that the shareholders of NBT would not be required to approve the merger agreement.

13. CNB’s Board of Directors considered the advice of its financial advisor that the advisor had sought indications of interest from other financial institutions that were both most likely to have an interest in acquiring CNB and capable of consummating such an acquisition.
      In approving the merger, CNB’s Board of Directors was aware that as a result of the merger, CNB’s common stock will no longer be publicly traded.
      This description of the information and factors considered by CNB’s Board of Directors is not intended to be exhaustive, but is believed to include all material factors the board considered. In determining whether to approve and recommend the merger agreement, CNB’s Board of Directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above and the opinion of Austin Associates referred to above, CNB’s Board of Directors approved and adopted the merger agreement and the merger as being in the best interests of CNB and its shareholders, based on the total mix of information available to the board.
Purpose and Effects of the Merger
      The purpose of the merger is to enable NBT to acquire the assets and business of CNB through the merger of NBT and CNB. After the merger, CNB’s headquarters facility at 10-24 North Main Street in downtown Gloversville will remain open as a regional hub office and it is expected that some of CNB’s other branch banking offices will remain open and will be operated as banking offices of NBT Bank.
      NBT expects to achieve reductions in the current operating expenses of CNB upon the consolidation of CNB’s operations into NBT Bank. Upon completion of the merger, except as discussed below, the issued and outstanding shares of CNB’s common stock automatically will be converted into the merger consideration. See “Merger Consideration.”
Structure
      CNB will merge with and into NBT, and immediately thereafter City National Bank, which is a wholly owned subsidiary of CNB, will be merged with and into NBT Bank, a wholly owned subsidiary of NBT, with NBT and NBT Bank surviving. When the merger takes place, except as discussed below, each issued and outstanding share of CNB’s common stock will be converted into the right to receive cash and shares of NBT’s common stock based on the merger consideration, as described below. Cash will be paid instead of fractional shares of NBT common stock. Shares of CNB’s common stock held as treasury stock or held directly or indirectly by CNB, NBT or any of their subsidiaries, other than trust account shares and shares related to any previously contracted debt, will be canceled and shall cease to exist.
      NBT and CNB expect that the merger will take place in the first quarter of 2006, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by March 31, 2006, the merger agreement may be terminated by either party (excluding any breaching party) unless both parties agree to extend it.
Merger Consideration
      The merger agreement provides that CNB shareholders will have the right, with respect to each of their shares of CNB common stock, to elect to receive, subject to proration as described below, either (i) 1.64 shares of NBT’s common stock, or (ii) $38.00 in cash. However, if the price of NBT’s common stock falls below thresholds set forth in the merger agreement, CNB may terminate the merger agreement unless NBT decides to increase the exchange ratio, which would result in NBT issuing more shares of its common stock to complete the merger. See “Termination and Amendment of the Merger Agreement.”
      Non-Electing Shares. CNB shareholders who make no election to receive cash or NBT common stock in the merger, and CNB shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election may be paid in cash, NBT common stock or a mix of cash and shares of NBT common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other CNB shareholders using the proration adjustments described below.
      Election Limitations. The number of shares of CNB common stock that will be converted into NBT common stock in the merger is fixed at 55% of the total CNB common shares outstanding immediately before completion of the merger. The remainder, or 45%, of the CNB common shares will be converted into the cash consideration. Therefore, the cash and stock elections are subject to proration to preserve this requirement regarding the number of shares of NBT common stock to be issued and the cash to be paid in the merger. As a result, if you elect to receive only cash or only stock, you may nevertheless receive a mix of cash and stock.

      Proration if Too Much Stock is Elected. If CNB shareholders elect to receive more NBT common stock than NBT has agreed to issue in the merger, then CNB shareholders who elected to receive cash or who have made no election will receive cash for each share of CNB common stock they own. All CNB shareholders who elected to receive NBT common stock will receive a pro rata portion of the available NBT shares plus the cash consideration for those shares not converted into NBT common stock.
      Proration if Too Much Cash is Elected. If CNB shareholders elect to receive fewer shares of NBT common stock than NBT has agreed to issue in the merger, then all CNB shareholders who elected to receive NBT common stock will receive NBT common stock and those shareholders who have elected cash or have made no election will be treated in the following manner:

•	If the number of shares held by CNB shareholders who have made no election is sufficient to make up the shortfall in the number of NBT shares that NBT is required to issue, then all CNB shareholders who elected cash will receive cash, and those shareholders who made no election will receive a combination of cash and NBT common stock in whatever proportion is necessary to make up the shortfall.

•	If the number of shares held by CNB shareholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into NBT common stock and those CNB shareholders who elected to receive cash will receive a combination of cash and NBT common stock in whatever proportion is necessary to make up the shortfall.
      No guarantee can be made that you will receive solely stock or solely cash, if you so elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive NBT common stock or cash in amounts that vary from the amounts you elect to receive.
      Certificates for fractions of shares of NBT’s common stock will not be issued. Instead of a fractional share of NBT’s common stock, a CNB shareholder will be entitled to receive an amount of cash equal to the fraction of a share of NBT’s common stock to which the shareholder would otherwise be entitled multiplied by the average of the daily closing prices per share for NBT’s common stock for the five consecutive trading days immediately preceding, but not including, the closing date of the merger.
      The conversion of CNB’s common stock into merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time of the merger, NBT will cause its exchange agent to pay the “purchase price” to each CNB shareholder who surrenders the appropriate documents to the exchange agent. In this document, we use the term “purchase price” to refer to the (i) shares (if any) of NBT’s common stock, (ii) cash (if any) and (iii) any cash to be paid instead of a fraction of a share of NBT’s common stock, payable to each holder of CNB’s common stock.
Election Procedures; Surrender of Stock Certificates
      An election form is being sent together with this proxy statement/ prospectus. The election form entitles the record holder of CNB common stock to indicate a preference to receive either (a) $38.00 in cash, without interest, or (b) 1.64 shares of NBT common stock. If no election is made, then such holder shall receive cash, stock or a combination of cash and stock in the merger as outlined above.
      To make an effective election, a record shareholder must submit a properly completed election form to NBT Bank, NA, which will be acting as the exchange agent, on or before 5:00 p.m. local time in Norwich, New York, on February 3, 2006. An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of CNB common stock covered by the election form (or an appropriate guarantee of delivery). You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

      Shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, shareholders who have made elections will be unable to sell their shares of CNB common stock during the interval between the election deadline and the date of completion of the merger.
      If stock certificates for CNB common stock are not immediately available or time will not permit the election form and other required documents to reach the exchange agent prior to the election deadline, CNB shares may be properly exchanged provided that:

(1)	such exchanges are made by or through a member firm of the Nasdaq National Market or another registered national securities exchange, or by a commercial bank or trust company having an office, branch or agency in the United States;

(2)	the exchange agent receives, prior to the election deadline, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided with this proxy statement/ prospectus (delivered by hand, mail, telegram, telex or facsimile transmission); and

(3)	the exchange agent receives, within five business days after the election deadline, the certificates for all exchanged CNB shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.
      CNB shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of CNB common stock designated as non-election shares and will receive cash, stock or a combination of stock and cash as outlined above. CNB stock certificates represented by elections that have been revoked or not fulfilled will be returned without charge.
      CNB shareholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the financial institution holding their shares concerning how to make the election.
      NBT will deposit with the exchange agent the certificates representing NBT’s common stock and cash to be issued to CNB shareholders in exchange for CNB’s common stock. As soon as practicable after the completion of the merger, the exchange agent will mail to CNB shareholders who do not submit election forms a letter of transmittal, together with instructions for the exchange of their CNB stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of CNB’s common stock, together with the signed letter of transmittal, the CNB shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of NBT’s common stock determined in accordance with the exchange ratio, (ii) a check representing the amount of cash to which such holder shall have become entitled to, and (iii) a check representing the amount of cash in lieu of fractional shares. You will not be paid dividends or other distributions declared after the merger with respect to any NBT common stock into which your shares have been converted until you surrender your CNB stock certificates for exchange. No interest will be paid or accrue to CNB shareholders on the cash consideration, cash instead of fractional shares or unpaid dividends and distributions, if any. After the effective time of the merger, there will be no further transfers of the CNB common stock. CNB stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.
      If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates, certify that they were lost, stolen or destroyed and post a bond in such amount as NBT may reasonably direct before you receive any consideration for your shares. Upon request, NBT will send you instructions on how to provide evidence of ownership.
      If any certificate representing shares of NBT’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.
      Any portion of the purchase price made available to the exchange agent that remains unclaimed by CNB shareholders for six months after the effective time of the merger will be returned to NBT. Any CNB shareholder who has not exchanged shares of CNB’s common stock for the purchase price in accordance with the merger agreement before that time may look only to NBT for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, NBT, CNB, the exchange agent or any other person will not be liable to any CNB shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.
Treatment of CNB Stock Options

Nonqualified Stock Options
      CNB Stock Option Plan. In accordance with the CNB Stock Option Plan, in connection with the merger agreement, each outstanding option to purchase shares of CNB common stock under the CNB Stock Option Plan outstanding and unexercised immediately prior thereto will become vested, to the extent not already vested, and immediately exercisable. Each holder of an option to purchase shares of CNB common stock under the CNB Stock Option Plan will be given the opportunity to elect to receive at the effective time of the merger a cash payment equal to $38.00 less the exercise price per share of the stock option, multiplied by the number of shares of CNB common stock subject to the stock option, less any required tax withholding. Upon consummation of the merger, all outstanding and unexercised options that have not otherwise been cashed-out pursuant to the foregoing election will terminate. CNB will provide each holder of an option to purchase shares of CNB common stock under the CNB Stock Option Plan written notice informing each such holder of their rights to exercise, the cash election, and the termination of any outstanding and unexercised options as of the effective time.
      CNB Long Term Incentive Compensation Plan and Adirondack Financial Services Bancorp, Inc. 1998 Stock Option and Incentive Plan. Upon completion of the merger, all outstanding stock options under the CNB Long Term Incentive Compensation Plan and the Adirondack Financial Services Bancorp, Inc. 1998 Stock Option and Incentive Plan, whether or not such options are exercisable or vested, will be cancelled and converted into the right to receive, a cash payment equal to $38.00 less the exercise price per share of the stock option, multiplied by the number of shares of CNB common stock subject to the stock option, less any required tax withholding. CNB will provide each holder of an option to purchase shares of CNB common stock under these plans a written notice informing each holder of their right to receive the cash payment and of the termination of any outstanding and unexercised options as of the effective time.

Incentive Stock Options
      Upon completion of the merger, each CNB stock option that is an “incentive option” under Section 422 of the Internal Revenue Code of 1986, as amended, and outstanding and unexercised immediately thereto, whether or not exercisable or vested, will become vested and will be converted into an option to purchase shares of NBT common stock in an amount and at an exercise price determined on the following basis:

•	The number of shares of NBT common stock to be subject to the option immediately after the effective time of the merger will be equal to the product of the number of shares of CNB common stock subject to the option immediately before the merger, multiplied by 1.64. Any fractional shares of NBT common stock resulting from this multiplication will be rounded down to the nearest whole share; and

•	The exercise price per share of NBT common stock under the converted option immediately after the merger will be equal to the exercise price per share of CNB common stock under the option immediately before the merger divided by 1.64.
      The adjustment will be made in a manner consistent with Section 424 of the Internal Revenue Code of 1986, as amended.
Regulatory Approvals
      For the mergers of NBT and CNB and of NBT Bank and City National Bank to take place, we must receive approvals of the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve Bank of New York (the “FRB”), and the New York State Banking Department (“NYSBD”), or waivers of the applicable filing requirements. In this section, we refer to these approvals as the “required regulatory approvals”. NBT and CNB have received all the required regulatory approvals.
      NBT Bank has filed with the OCC an application for approval of the merger of NBT Bank and City National Bank and received the required approval of the OCC on December 15, 2005. We refer to that merger in this section as the “bank merger”. The bank merger is subject to the approval of the OCC under the National Bank Consolidation and Merger Act, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OCC regulations. These approvals require consideration by the OCC of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, the effectiveness of the institutions involved in combating money laundering, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the “CRA”, also requires that the OCC, in deciding whether to approve the bank merger, assess the records of performance of NBT Bank and City National Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. NBT Bank currently has an “Outstanding” CRA rating from the OCC. City National Bank currently has a “Satisfactory” CRA rating from the OCC. The OCC regulations require publication of notice and an opportunity for public comment concerning the applications filed in connection with the bank merger, and authorize the OCC to hold informal and formal meetings in connection with the applications if the OCC, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting. It is not unusual for the OCC to receive protests and other adverse comments from community groups and others. Any meeting or comments provided by third parties could prolong the period during which the merger is subject to review by the OCC. The bank merger may not take place for a period of either 15 or 30 days following OCC approval, during which time the Department of Justice has authority to challenge the merger on antitrust grounds. The OCC will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OCC unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.
      NBT filed with the FRB an application under the Bank Holding Act of 1956, as amended, for approval of the merger of NBT and CNB. In processing this application, the FRB evaluated NBT under the same standards and using similar procedures as those set forth above for the Bank Merger Act filing with the OCC. The FRB approved NBT’s application on December 14, 2005. This filing also is subject to a Department of Justice antitrust review period.
      The Department of Justice has advised NBT that it will not challenge the bank merger or the merger of NBT and CNB, and that both mergers may take place 15 days after receipt of OCC or FRB approval, as applicable, in light of certain commitments made by NBT to the Department of Justice. These commitments generally require NBT, if it closes one or more branches of NBT Bank in Fulton County or Montgomery County, both in New York, within three years following the mergers, to sell or lease each such branch, to the extent that it may legally do so, to a commercial bank making an offer that is equivalent to, or better than, any offer received from a non-bank entity. In addition, for a period beginning December 2, 2005 and ending 180 days following the mergers, NBT committed to suspend operation of any existing non-compete agreements with any current NBT or City National Bank loan officer or branch manager and committed not to enter into any new non-compete agreements with such individuals. NBT currently expects to close or consolidate up to three branches of NBT Bank in Fulton County and Montgomery County and will honor these commitments with respect to all branch closures or consolidation in these counties for the three-year period stated above. NBT does not expect that honoring the commitments will have a material adverse effect on the operations of NBT or NBT Bank following the mergers.
      NBT also filed an application with the NYSBD to form a bank holding company for purposes of the New York Banking Law. The application was subject to NYSBD review and approval under Section 142 of the New York Banking Law. In determining whether to approve the application, the NYSBD was required to consider whether (i) approval is consistent with the declaration of policy contained in Section 10 of the New York Banking Law, (ii) the size of the proposed holding company would be consistent with adequate or sound banking and the preservation thereof, or would result in a concentration of assets beyond limits consistent with effective competition, (iii) the formation of the bank holding company may result in such a lessening of competition as to be injurious to the interest of the public or tend toward monopoly, and (iv) the proposed formation is consistent with the public interest and the needs and convenience thereof. As part of this analysis, the NYSBD considered the CRA ratings of the depository institutions involved and their records of meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, as well as any public comments received on the proposal. The NYSBD conditionally approved NBT’s filing on December 1, 2005.
      NBT and CNB are not aware of any other material governmental approvals that are required for the holding company and bank mergers to take place that are not described above. If any other approval or action is required, we expect that we would seek the approval or take the necessary action.
Conditions to the Merger
      Under the merger agreement, NBT and CNB are not obligated to complete the merger unless the following conditions are satisfied:

•	the FRB, OCC and NYSBD approval or non-objection of the merger or the bank merger and the expiration of all statutory waiting periods, or waiver of an applicable filing requirement;

•	approval of the merger agreement by the affirmative vote of two-thirds of the issued and outstanding shares of CNB;

•	the absence of any statute, law, regulation, order or decree by which the merger is restrained or enjoined;

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement;

•	the absence of any changes in CNB’s business, operations, condition, assets or liabilities that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on CNB;

•	the receipt of tax opinions that have been delivered by counsel to NBT and CNB to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	the registration statement relating to the merger is declared effective by the SEC.
      Stockholder approval and regulatory approvals may not be legally waived.
Conduct of Business Pending the Merger
      The merger agreement contains various restrictions on the operations of CNB before the effective time of the merger. In general, the merger agreement obligates CNB to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of CNB.

      In addition, CNB has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of NBT, it will not, among other things:

•	enter into, amend in any material respect or terminate any contract or agreement, except in the ordinary course of business;

•	change compensation or benefits, except for merit increases or bonuses consistent with past practice in the ordinary course of business;

•	incur any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate other than pursuant to binding commitments or necessary to maintain existing assets in good repair;

•	issue any additional shares of capital stock except under outstanding options, or grant any options, declare or pay any dividend other than its regular quarterly dividend; and

•	except for prior commitments previously disclosed to NBT, make any new loan or other credit facility commitment to any borrower or group of affiliated borrowers in excess of $2,000,000 for a commercial real estate loan, $500,000 for a secured commercial business loan, $500,000 for a residential loan, $2,000,000 for a construction loan, or $100,000 for an unsecured loan, without the prior consent of NBT.
      In addition to the covenants described under “Conduct of Business Pending the Merger,” the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.
      Until the merger is completed or the merger agreement is terminated, CNB has agreed that it, its subsidiaries, its officers and its directors will not, among other things:

•	initiate, solicit or knowingly encourage any inquiries or the making of any acquisition proposal;

•	enter into, maintain or continue any discussions or negotiations regarding any acquisition proposals; and

•	agree to or endorse any acquisition proposal.
      CNB may, however, furnish information regarding CNB to, or enter into and engage in discussion with, any person or entity in response to an unsolicited acquisition proposal by the person or entity relating to an acquisition proposal if:

•	CNB’s board of directors determines in good faith after receipt of an opinion from its independent financial advisor and after consultation with its legal advisors, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, that such proposal is reasonably likely to result in a transaction more favorable than the merger, from a financial point-of-view, to CNB’s stockholders;

•	CNB’s board of directors determines in good faith, after consultation with its financial and legal advisors, that the action is required for CNB’s directors to comply with their fiduciary obligations under applicable law;

•	CNB promptly notifies NBT of such inquiries, proposals or offers, the material terms of such inquiries, proposals or offers and the identity of the person making such inquiry, proposal or offer; and

•	The CNB special meeting has not yet occurred.

Representations and Warranties
      The merger agreement contains a number of customary representations and warranties by NBT and CNB regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents; contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	the compliance of reports and financial statements filed with the Securities and Exchange Commission with the securities laws; and

•	the accuracy and completeness of the representations and warranties made in the merger agreement;
and, with respect to CNB only:

•	the existence, performance and legal effect of certain contracts;

•	no violations of law;

•	the filing of tax returns, payment of taxes and other tax matters;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws.
      All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.
Fairness Opinion of Austin Associates, LLC
      CNB retained Austin Associates on March 14, 2005 to provide financial advisory services in connection with the potential sale of CNB. CNB selected Austin Associates as its financial adviser on the basis of Austin Associates’ historical relationship with CNB, and Austin Associates’ experience and expertise in representing community banks in similar transactions.
      On June 13, 2005, Austin Associates delivered to CNB’s board, in conjunction with its meeting held to consider the merger, its opinion to the effect that the terms of the merger agreement are fair, from a financial point of view, to CNB and its shareholders.
      You should consider the following when reading the discussion of Austin Associates’ opinion in this document:

•	The summary of Austin Associates’ opinion set forth in this prospectus/proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix B to this document. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Austin Associates in connection with its opinion.

•	Austin Associates expressed no opinion as to the price at which NBT common stock would actually be trading at any time.

•	Austin Associates’ opinion does not address the relative merits of the merger and the other business strategies considered by CNB’s board, nor does it address the CNB’s board decision to proceed with the merger.

•	Austin Associates’ opinion to CNB’s board rendered in connection with the merger does not constitute a recommendation to any CNB shareholder as to how he or she should vote at the special meeting.
      The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In connection with rendering its opinion, Austin Associates performed a variety of financial analyses. Austin Associates believes that its analyses and the facts considered in its analyses, without considering all other factors and analyses could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Austin Associates’ opinion. No limitations were imposed by CNB’s board or its management upon Austin Associates with respect to the investigations made or the procedures followed by Austin Associates in rendering its opinion.
      In performing its analyses, Austin Associates made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of NBT and CNB and may not be realized. Any estimates contained in Austin Associates’ analyses are not necessarily predictive of future results or values, and may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Except as described below, none of the analyses performed by Austin Associates was assigned a greater significance by Austin Associates than any other. The relative importance or weight given to these analyses is not affected by the order of the analyses or the corresponding results. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.
      Austin Associates has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. Austin Associates did not undertake any independent evaluation or appraisal of the assets and liabilities of NBT or CNB, nor was it furnished with any appraisals. Austin Associates has not reviewed any individual credit files of NBT or CNB, and has assumed that NBT’s and CNB’s allowances are, in the aggregate, adequate to cover losses. Austin Associates’ opinion is based on economic, market and other conditions existing on the date of its opinion.
      In rendering its opinion, Austin Associates made the following assumptions:

•	that the merger will be accounted for as a purchase in accordance with generally accepted accounting principles;

•	that all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on CNB, NBT or on the anticipated benefits of the merger;

•	that CNB had provided it with all of the information prepared by CNB or its other representatives that might be material to Austin Associates in its review; and

•	that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of CNB as to the future operating and financial performance of CNB.
      In connection with its opinion, Austin Associates reviewed:

•	the merger agreement;

•	audited financial statements of NBT for the five years ended December 31, 2004, and unaudited statements for the three months ended March 31, 2005;

•	audited financial statements of CNB for the five years ended December 31, 2004, and unaudited statements for the three months ended March 31, 2005; and

•	financial and operating information with respect to the business, operations and prospects of NBT and CNB.
      In addition, Austin Associates:

•	held discussions with members of the senior management of NBT and CNB regarding the historical and current business operations, financial condition and future prospects of their respective companies;

•	reviewed the historical market prices and trading activity for the common stock of NBT and CNB, and compared the market activity of NBT’s common stock with that of certain publicly traded companies which it deemed to be relevant;

•	compared the results of operations of NBT and CNB with those of certain financial institutions which it deemed to be relevant;

•	compared the financial terms of the merger with the financial terms, to the extent publicly available, of other recent business combinations of financial institutions;

•	analyzed the pro forma equivalent financial impact of the merger to CNB per share data; and

•	conducted such other studies, analyses, inquiries and examinations as Austin Associates deemed appropriate.
      The following is a summary of all material analyses performed by Austin Associates in connection with its opinion provided to the CNB board of directors as of June 13, 2005. The summary does not purport to be a complete description of the analyses performed by Austin Associates.
      The Process for Soliciting Indications of Interest. After analysis and discussions with CNB, Austin Associates contacted select banking organizations based on quality and level of overall financial performance, asset size, stock trading activity and geographic scope of operations. Seven organizations were contacted, of which five organizations executed confidentiality agreements and received a confidential information memorandum that provided detailed information regarding the business and operations of CNB. Each organization was requested to submit a specific proposal to acquire CNB. Three written offers were received, and following due diligence by two of the parties, the financial terms of the NBT proposal were deemed to be superior to the other offers received.
      Summary of Financial Terms of Agreement. Austin Associates reviewed the financial terms of the proposed transaction, including the form of consideration, the exchange ratio for the stock portion of the purchase price, and the resulting price per share of CNB common stock pursuant to the proposed merger. Under the terms of the merger agreement, each outstanding share of CNB will elect to receive either $38.00 per share in cash or 1.64 shares of NBT common stock. The agreement requires that 55 percent of CNB shares will receive NBT common stock and 45 percent of CNB’s shares will receive cash. The agreement also provides for the exchange of CNB incentive stock options for options to purchase NBT common stock and for the payment of cash for all nonqualified options of CNB for the difference between $38.00 per share and the exercise price of each nonqualified option.
      Based on 2,221,520 common shares of CNB and stock options to acquire 309,885 common shares of CNB with a weighted average exercise price of $26.41, the negotiated value of the transaction was approximately $88.0 million as of June 12, 2005. Austin Associates calculated that the value of $88.0 million represented:

•	223 percent of book value at March 31, 2005;

•	270 percent of tangible book value at March 31, 2005;

•	21.1 times core net income (adjusted to exclude security gains or losses) for the 12 months ended March 31, 2005;

•	a 17.8 percent premium over tangible book value as a percent of core deposits as of March 31, 2005; and

•	a 44.8 percent premium over the closing stock price of CNB on June 12, 2005 (the day prior to executing the agreement)
      Industry Comparative Analysis. In connection with rendering its opinion, Austin Associates compared selected results of CNB’s operating performance to those of 17 New York-based community banking organizations that are publicly traded having total assets between $250 million and $1 billion. Austin Associates considered this group of financial institutions comparable to CNB on the basis of asset size and geographic location. Austin Associates noted the following selected financial measures for the New York-based banks as of March 31, 2005 as compared to CNB:

		Median for
		New York
	CNB	Peer Group

LTM Core Return on Average Assets	1.01%	0.98%
LTM Core Return on Average Equity	10.57%	10.95%
LTM Efficiency Ratio	62.1%	63.4%
Leverage Ratio	7.89%	6.77%
Nonperforming Assets/ Total Assets	0.04%	0.24%

LTM = last 12 months
      This comparison indicated that CNB approximates that of the peer group in overall profitability. CNB’s level of capital as measured by the leverage ratio is above the New York peer median. Asset quality measure compares favorably to the peer median.
      Austin Associates also compared selected operating results of NBT to those of 10 other publicly traded banking organizations headquartered in the mid-Atlantic region (including New York, Washington D.C., Delaware, Maryland, New Jersey and Pennsylvania) having assets between $3 billion and $8 billion. This peer group consisted of the following companies:

Company Name	Ticker	City	State

Community Bank System, Inc.	CBU	DeWitt	NY
F.N.B. Corporation	FNB	Hermitage	PA
First Commonwealth Financial Corporation	FCF	Indiana	PA
Harleysville National Corporation	HNBC	Harleysville	PA
National Penn Bancshares, Inc.	NPBC	Boyertown	PA
Provident Bankshares Corporation	PBKS	Baltimore	MD
S&T Bancorp, Inc.	STBA	Indiana	PA
Signature Bank	SBNY	New York	NY
Sun Bancorp, Inc.	SNBC	Vineland	NJ
Susquehanna Bancshares, Inc.	SUSQ	Lititz	PA

      Austin Associates considers this group of financial institutions comparable to NBT as to financial characteristics and stock trading volume. Austin Associates compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics. Selected results of this comparison are set forth below:

	NBT		Median Peer Group

		Five-Year		Five-Year
	LTM	Average	LTM	Average
	March 31, 2005	Ending 2004	March 31, 2005	Ending 2004

Core Return on Average Assets	1.21%	1.02%	1.19%	1.05%
Core Return on Average Equity	15.61%	13.32%	12.14%	12.46%
Efficiency Ratio	54.7%	56.6%	58.0%	59.1%
Tangible Equity/ Tangible Assets	6.36%	6.83%	5.88%	7.05%
Nonperforming Assets/ Assets	0.42%	0.76%	0.37%	0.58%
      This summary indicates that NBT performs above the peer group in financial ratios related to profitability and efficiency, and operates with slightly less capital than the peer median. The following presents a summary of the stock trading levels of NBT compared to this same peer group:

	NBT	Median Peer Group

Market Price to Core LTM EPS	15.0	15.8
Market Price to Book Value	233%	188%
Market Price to Tangible Book Value	279%	279%
Dividend Yield	3.3%	3.2%

Note:	Pricing multiples based on June 12, 2005 closing stock price.
      This comparison indicated that NBT trades at a slight discount to the guideline group’s price to earnings multiple. NBT’s price to tangible book and dividend yield approximate the guideline group.
      Comparable Transaction Analysis. Austin Associates reviewed certain information relating to selected New York bank sale transactions with seller’s assets from $100 million to $1 billion. Austin Associates also reviewed mid-Atlantic bank sale transactions with seller’s assets from $300 million to $1 billion. For the New York and mid-Atlantic transactions, Austin Associates reviewed announced transactions from January 1, 2003 through June 12, 2005. Austin Associates compared the financial performance of the selling institution and prices paid in the selected transactions to CNB’s financial performance and the transaction multiples being paid by NBT for CNB. The following highlights the guideline transaction comparison:

		Median	Median
		New York	Mid-Atlantic
		Comparable	Comparable
	NBT/CNB(1)	Transactions(3)	Transactions(15)

Seller’s Financial Performance
Total Assets	$419,447	$276,492	$474,902
Tangible Equity/ Tangible Assets	7.89%	7.23%	7.54%
Return on Average Assets	1.01%	0.89%	0.94%
Return on Average Equity	10.57%	10.66%	11.04%
Nonperforming Assets/ Assets	0.04%	0.25%	0.26%

Deal Transaction Multiples
Price/ Earnings Multiple	21.1	18.3	27.3
Price/ Tangible Book Value Ratio	270%	218%	301%
Premium/ Core Deposits	17.8%	10.4%	21.6%

(1)	CNB’s financial performance and deal transaction multiples based on LTM core net income ending March 31, 2005

      The multiples being paid by NBT for CNB are above the New York guideline transactions and slightly below the median multiples paid for the mid-Atlantic based banks over the time period considered.
      Contribution Analysis. Austin Associates compared the pro forma ownership interest in NBT that CNB shareholders would receive, in the aggregate, to the contribution by CNB to certain balance sheet and income statement measures of NBT on a pro forma basis. The results of this analysis have been calculated based on an all-stock exchange which simplifies the comparison. The following table compares the range of pro forma ownership of CNB and NBT shareholders in the combined company, with each company’s respective contribution of various selected measures:

	CNB	NBT

Pro Forma Ownership(1)	10.1%	89.9%
Income Statement
2004 Core Net Income	7.8%	92.2%
March 31, 2005 LTM Core Net Income	7.6%	92.4%
Balance Sheet as of March 31, 2005
Total Assets	9.0%	91.0%
Total Loans	6.3%	93.7%
Total Deposits	9.6%	90.4%
Total Shareholders’ Equity	11.0%	89.0%
Tangible Shareholders’ Equity	10.9%	89.1%

(1)	Ownership percentage shown assumes an all-stock exchange; the actual consideration will be 55% stock and 45% cash.
      Pro Forma Equivalent Per Share Results. Austin Associates also reviewed the pro forma effect of the proposed transaction to CNB’s last twelve months earnings per share, tangible book value per share and dividends per share. For purposes of this analysis, Austin Associates assumed an all-stock exchange.
      CNB recorded core earnings per share of $1.86 during the last twelve months ending March 31, 2005, and NBT’s core earnings per share measured $1.53 per share. Core earnings per share excludes the after-tax effect from the gain recorded on the sale of securities. Giving effect to the merger, the equivalent CNB earnings would have equaled $2.44 per share, before purchase accounting adjustments, an increase of 30.9 percent from actual results.
      CNB’s tangible book value per share equaled $14.65 as of March 31, 2005 and NBT’s tangible book value measured $8.25 per share. Giving effect to the merger, the equivalent CNB tangible book value would have equaled $13.64, before purchase accounting adjustments, a decrease of 6.9 percent from actual results.
      CNB’s dividends per share over the last twelve months ending March 31, 2005 equaled $0.81 per share. The last twelve months dividend paid by NBT measured $0.76 per share. Based on the current exchange ratio, equivalent dividends per share to CNB shareholders would have measured $1.25 for the twelve month period ending March 31, 2005, representing an increase of 53.9 percent from actual results.
      The opinion expressed by Austin Associates was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including, but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either NBT or CNB could materially affect the assumptions used in preparing this opinion.

      CNB has agreed to pay Austin Associates customary fees for its services as financial adviser in connection with the merger. In addition to its fees and regardless of whether the merger is consummated, CNB has agreed to reimburse Austin Associates for its reasonable out-of-pocket expenses, and to indemnify Austin Associates against certain liabilities, including liabilities under securities laws.
Termination and Amendment of the Merger Agreement
      The merger agreement may be terminated prior to the closing, before or after approval by CNB’s stockholders, as follows:

•	by mutual written agreement of NBT and CNB;

•	by either NBT or CNB if the merger has not occurred on or before March 31, 2006, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by NBT or CNB if CNB stockholders do not approve the merger agreement and merger;

•	by a non-breaching party if the other party (1) breaches any covenants or undertakings contained in the merger agreement or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach has not been cured within thirty days after notice from the terminating party and which breach would, with certain exceptions, be reasonably expected to result in a material adverse effect with respect to the breaching party;

•	by either party if any required regulatory approvals for consummation of the merger or the bank merger is not obtained;

•	by NBT, if CNB shall have received a “superior proposal” (as defined in the merger agreement), and the CNB board of directors shall have entered into an acquisition agreement with respect to a superior proposal, terminates the merger agreement, fails to recommend that the stockholders of CNB approve the merger agreement or has withdrawn, modified or qualified such recommendation in a manner which is adverse to NBT; and

•	by CNB, if the board of directors of CNB has made a determination to accept a superior proposal which has been received and considered by CNB in compliance with the applicable terms of the merger agreement, provided that CNB has notified NBT of the material terms and conditions of the superior proposal (including the identity of the person making the superior proposal and whether CNB intends to enter into a definitive agreement with respect to the superior proposal) at least five business days in advance of any such termination of CNB’s entry into a definitive agreement with respect to the superior proposal and given NBT the opportunity during such period, if NBT elects in its sole discretion, to negotiate amendments to the merger agreement which would enable CNB to proceed with the proposed merger with NBT.
      Under the latter two scenarios described above, if the merger agreement is terminated, CNB shall pay to NBT a fee of $4,500,000. The fee would also be payable to NBT if CNB enters into a merger agreement with a third party within twelve months of the termination of the merger agreement, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by CNB or the failure of the stockholders of CNB to approve the merger agreement after CNB received a third party acquisition proposal.
      Additionally, CNB may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of this merger have been received (disregarding any waiting period), such termination to be effective thirty days thereafter if both of the following conditions are satisfied:

•	the average of the daily closing sales price of NBT common stock for the five consecutive trading days immediately preceding the determination date (the “NBT market value”) is less than the product of 0.85 and the average of the daily closing sales price of NBT common stock on the five trading days immediately preceding the public announcement of the merger agreement (the “initial NBT market value”); and

•	the number obtained by dividing the NBT market value on the determination date by the initial NBT market value is less than the quotient obtained by dividing the sum of the average of the daily closing sales prices for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies listed in the merger agreement, given the appropriate weighting included in the merger agreement (the “final index price”) by the sum of the average of the daily closing sales price of those weighted financial institution holding companies on the trading day immediately preceding the public announcement of the merger agreement (the “initial index price”), minus 0.15 (such number, the “index ratio”).

      If CNB elects to exercise its termination right as described above, it must give prompt written notice thereof to NBT. During the five-day period commencing with its receipt of such notice, NBT shall have the option to increase the consideration to be received by the holders of CNB common stock by adjusting the exchange ratio to one of the following quotients at its sole discretion: (i) a quotient, the numerator of which is equal to the product of the Initial NBT market value, 1.64, and the index ratio, and the denominator of which is equal to the NBT market value on the determination date; or (ii) a quotient determined by dividing the product of 1.394 and the Initial NBT market value by the NBT market value on the determination date. Because the formula is dependent on the future price of NBT’s common stock and that of the index group, it is not possible presently to determine what the adjusted exchange ratio would be at this time, but, in general, the ratio would be increased and, consequently, more shares of NBT common stock issued, to take into account the extent the average price of NBT’s common stock exceeded the decline in the average price of the common stock of the index group.
      The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the CNB stockholders. However, after such approval, no amendment may be made without the approval of the CNB stockholders if it reduces the amount or value, or changes the form of, the merger consideration.
      The parties may waive any of their conditions to closing, unless they may not be waived under law.
Material Federal Income Tax Consequences
      The following summary discusses the material federal income tax consequences of the merger to CNB shareholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, and all of which are subject to change, possibly with retroactive effect.
      The summary assumes that the holders of shares of CNB’s common stock hold their shares as capital assets. The summary applies only to holders of shares of CNB common stock that are U.S. persons. For purposes hereof, a U.S. person is:

•	a U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
      This summary is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in this summary or that these positions will be upheld by the courts if challenged by the Internal Revenue

Service. No ruling from the Internal Revenue Service has been or will be requested with respect to the merger.
      The summary does not address the tax consequences that may be applicable to particular CNB shareholders in light of their individual circumstances or to CNB shareholders who are subject to special tax rules, including:

•	tax-exempt organizations;

•	mutual funds;

•	dealers in securities or foreign currencies;

•	banks or other financial institutions;

•	insurance companies;

•	non-United States persons;

•	shareholders who acquired shares of CNB’s common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	shareholders who are subject to the alternative minimum tax;

•	shareholders who hold shares of CNB’s common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting; and

•	holders that do not hold their CNB common stock as capital assets.
      This summary is for general information purposes only. It is not a complete analysis or discussion of all potential effects of the merger. It also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.
      The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The federal tax consequences of the merger to you will depend primarily on whether you exchange your CNB common stock solely for NBT common stock (except for cash received instead of a fractional share of NBT common stock), solely for cash or for a combination of stock and cash.
      Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of CNB common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of CNB common stock surrendered. Any such gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the CNB common stock surrendered is more than one year at the effective time of the merger, and otherwise will be short-term capital gain or loss. Individuals generally qualify for favorable tax rates on long-term capital gains. If, however, any such holder constructively owns CNB common stock that is exchanged for NBT common stock in the merger, or otherwise owns NBT common stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading “Exchange for NBT Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder’s gain.
      Exchange Solely for NBT Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of CNB common stock actually owned by it solely for shares of NBT common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of NBT common stock (as discussed below). The aggregate adjusted tax basis of the shares of NBT common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of CNB common stock surrendered for the NBT common stock, reduced by the adjusted tax basis allocable to any fractional shares deemed received in the merger as described below. The holding period of the NBT common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of CNB common stock were held.
      Exchange for NBT Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of CNB common stock actually owned by it for a combination of NBT common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the NBT common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of CNB common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the CNB common stock surrendered is more than one year at the effective time of the merger, and otherwise will be short-term capital gain. Individuals generally qualify for favorable tax rates on long-term capital gains. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of CNB’s accumulated earnings and profits as calculated for United States federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.
      The aggregate tax basis of NBT common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of CNB common stock for a combination of NBT common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of CNB common stock surrendered, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of NBT common stock), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the NBT common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of CNB common stock surrendered.
      Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of NBT. As discussed below, however, dividend treatment will generally not apply to a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Gain recognized by such a holder will generally be treated as capital gain.
      For purposes of this determination, the holder is treated as if it first exchanged all of its shares of CNB common stock solely for NBT common stock and then NBT immediately redeemed (the “deemed redemption”) a portion of the NBT common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”
      The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage of the voting power and value of the NBT common stock actually or constructively owned by such holder immediately after the deemed redemption is less than 80% of both the voting power and the value of the NBT common stock actually or constructively owned by such holder immediately before the deemed redemption.
      Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a

“meaningful reduction” in the holder’s deemed percentage stock ownership of NBT. In general, that determination requires a comparison of (1) the percentage of the voting power and value of the NBT common stock actually or constructively owned by such holder immediately before the deemed redemption and (2) the voting power and the value of the NBT common stock actually or constructively owned by such holder immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” even if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.
      If the tests above for capital gain treatment are not met, the recognized gain will be treated as dividend income to the extent of the holder’s ratable share of CNB’s accumulated earnings and profits. Individuals generally qualify for favorable tax rates on dividends.
      In applying the foregoing tests, the constructive ownership rules of section 318 of the Code apply in comparing the holder’s ownership interest in NBT both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption. Under these constructive ownership rules, a holder is deemed to own NBT common stock that is actually owned (and in some cases constructively owned) by certain related individuals and entities, and is also deemed to own NBT common stock that may be acquired by such holder or such related individuals or entities by exercising an option, including an employee stock option. Moreover, the tests are applied after taking into account any related transactions undertaken by a shareholder under a single, integrated plan. Thus, dispositions or acquisitions by a holder of NBT common stock before or after the merger that are part of such holder’s plan may be taken into account. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor.
      Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of NBT common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of CNB common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of CNB common stock is more than one year at the effective time of the merger.
      Information Reporting and Backup Withholding. Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 28% of any cash payments to which a CNB shareholder or other payee is entitled pursuant to the merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to NBT and the exchange agent.
      The federal income tax consequences set forth above are based upon present law and do not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of CNB’s common stock. The tax effects that are applicable to a particular holder of CNB common stock may be different from the tax effects that are applicable to other holders of CNB common stock, including the application and effect of state, local and other tax laws other than those pertaining to the federal income tax, and thus, holders of CNB common stock are urged to consult their own tax advisors.
      Options. As described above in the section titled “Merger Consideration — CNB Stock Options,” holders of incentive stock options to purchase CNB common stock that are outstanding at the effective time of the merger will have their CNB options converted into options to purchase shares of NBT common stock. The assumption of the options by NBT should not be a taxable event and former holders of CNB options who hold options to purchase NBT common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their CNB options.
      Holders of CNB options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.
Accounting Treatment
      The merger, if completed, will be treated as a purchase by NBT of CNB for accounting purposes. Accordingly, under accounting principles generally accepted in the United States, the assets and liabilities of CNB will be recorded on the books of NBT at their respective fair values at the time of the consummation of the merger.
Resales of NBT’s Common Stock Received in the Merger
      NBT is registering the issuance of the shares of its common stock to be exchanged in the merger under the Securities Act. The shares will be freely transferable under the Securities Act, except for shares received by CNB shareholders who are affiliates of CNB or NBT at the time of the special meeting. These affiliates only may resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act’s registration requirements. This proxy statement/ prospectus does not cover any resales of NBT’s common stock by NBT or CNB affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with CNB or NBT, and may include officers or directors, as well as principal shareholders of CNB or NBT.
Employee Benefits
      Employees of CNB who become employees of NBT or a subsidiary of NBT after the merger will (i) be eligible for employee benefits that NBT or a subsidiary of NBT, as the case may be, provides to its employees generally and, except as set forth in the next paragraph, on substantially the same basis as is applicable to similarly situated employees, (ii) be given credit with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage under NBT’s group health, life insurance and disability plans equal to the credit that any such employee had received as of the effective time towards the satisfaction of any such limitations and waiting periods under the comparable plans of CNB, and (iii) will have waived preexisting condition limitations to the same extent waived under the corresponding CNB plan.
      CNB full-time employees who are not offered full-time employment with NBT or any of its subsidiaries as of the closing date of the merger or who are terminated by NBT or an employing subsidiary of NBT Bank within one year following the closing date of the merger, will be eligible to receive severance benefits equal to one week base pay for each year of employment by CNB at a rate of pay equal to such employee’s base pay as of the termination date (with a minimum payment amount of two weeks’ base pay). Any CNB officer or employee who is terminated by NBT or an employing subsidiary of NBT later than one year following the closing of the merger will be eligible for benefits in accordance with the general severance policy maintained by NBT, provided that such persons will receive credit for prior employment with CNB as if such persons were employed by NBT or a subsidiary of NBT for such period of time.
Dissenters’ Appraisal Rights
      Sections 623 and 910 of the New York Business Corporation Law provide that if the merger is consummated, CNB stockholders who object to the merger and who follow the procedures specified in Section 623 will have the right to receive cash payment of the fair value of their shares. A copy of Section 623 of the NYBCL is attached to this joint proxy statement/ prospectus as Appendix C. The express procedures of New York Law must be followed precisely; if they are not, stockholders may lose their right to dissent. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. There can be no assurance that stockholders exercising dissenters’ rights of appraisal will receive consideration equal to or greater than the value of the NBT common stock to be owned by them following consummation of the merger.
      The statutory procedures outlined below are complex. Stockholders wishing to exercise their dissenters’ rights should consult their own legal advisors.
      Any CNB stockholder who is entitled to vote on the merger will have the right to receive cash payment of the fair value of his or her shares and the other rights and benefits provided in Section 623 if such stockholder does not vote in favor of the merger and (before the applicable vote of stockholders on the merger) files with CNB written objection to the merger, including in that written objection notice of his or her election to dissent, his or her name and residence address, the number of shares as to which he or she dissents, and a demand for payment of the fair value of such shares if the merger is consummated. A vote against the merger will not satisfy the requirement of filing a written objection. Failure to vote against the merger will not waive a stockholder’s right to payment if the stockholder has filed a written objection and has not voted in favor of the merger. If a stockholder abstains from voting on the merger, this will not waive dissenter’s rights so long as the appropriate written objection to the merger is properly and timely filed. All notices of election to dissent should be addressed to CNB, Attention: Corporate Secretary, at 10-24 North Main Street, P.O. Box 873, Gloversville, NY 12078.
      If an executed proxy is received but no direction is indicated as to how such proxy is to be voted, the shares represented by such proxy will be voted in favor of the merger. Accordingly, the submission of such an unmarked proxy, unless revoked prior to its being voted, will serve to waive dissenter’s rights.
      Within ten days after the date the merger is approved by the stockholders of CNB, CNB will give written notice of such approval by registered mail to each stockholder who filed written objection, except for any stockholder who voted in favor of the merger. A CNB stockholder may not dissent as to fewer than all of his or her shares, held by him or her of record, that he or she owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of shares as to fewer than all of said shares of such owner held of record by such nominee or fiduciary.
      Upon consummation of the merger, a dissenting stockholder will cease to have any rights of a stockholder, except the right to be paid the fair value of his or her dissenting shares. A stockholder’s notice of election may be withdrawn at any time prior to his or her acceptance in writing of an offer to purchase his or her dissenting shares by NBT, but in no case may such notice of election be withdrawn later than 60 days after the effective date (unless the company does not make a timely offer) without the consent of NBT. Within one month after the filing of the notice of election to dissent, a dissenting stockholder must submit the certificates representing his or her dissenting shares to CNB, or its transfer agent, which shall note conspicuously on the certificates that such notice of election has been filed, and will then return the certificates to the stockholder. Any stockholder who fails to submit his or her certificates for such notation within 45 days from the date of filing such notice of election to dissent will lose his or her dissenter’s rights unless a court, for good cause shown, otherwise directs.
      Within 15 days after the expiration of the period within which stockholders may file their notices of election to dissent, or within 15 days after the effective date, whichever is later (but in no case later than 90 days after the date of the applicable special meeting), NBT must make a written offer by registered mail to each stockholder who has filed such notice of election to pay for his or her dissenting shares at a specified price which the company considers to be the fair value and, if the merger has been consummated, must accompany such offer by advance payment to each stockholder who has submitted his or her certificates of an amount equal to 80% of the amount of such offer. Such offer must be made at the same price per share to all the dissenting stockholders of CNB. If, within 30 days after the making of such offer, NBT and any dissenting stockholders agree on the price to be paid for dissenting shares, the balance of payment therefor must be made within 60 days after the making of such offer or the effective date, whichever is later, and upon surrender of the certificates representing such shares.

      If NBT fails to make such offer within the 15 day period described above, or if it makes the offer and any dissenting stockholder fails to agree within the period of 30 days thereafter upon the price to be paid for his or her shares, the company is required within 20 days after the expiration of whichever is the applicable of the two periods to institute a special proceeding in the Supreme Court of the State of New York, County of Fulton, to determine the rights of dissenting stockholders and to fix the fair value of their dissenting shares. If NBT fails to institute such proceeding within such 20 day period, any dissenting stockholder may institute a proceeding for the same purpose not later than 30 days after the expiration of such 20 day period. If the dissenting stockholder does not institute such a proceeding within such 30 day period, his or her dissenter’s rights are lost unless the court, for good cause shown, otherwise directs.
      During each proceeding, the court will determine whether each dissenting stockholder is entitled to receive payment for his or her shares and, if so, will fix the value of such shares as of the close of business on the day prior to the applicable special meeting, taking into consideration the nature of the merger transaction giving rise to the stockholder’s right to receive payment for his or her dissenting shares and other relevant factors. The court will also award interest on such amount to be paid from the effective date of the merger to the date of payment unless the court finds that a stockholder’s refusal to accept an offer for payment was arbitrary, vexatious, or otherwise not in good faith. Each party to such proceeding will bear its own costs unless the court finds that such refusal by any stockholder was arbitrary, vexatious, or otherwise not in good faith, in which case NBT’s costs will be assessed against such stockholder. The court, in its discretion, may also apportion or assess any part of the dissenting stockholder’s costs against NBT if it finds that the fair value of the shares determined materially exceeds the amount which the company offered to pay, or that no offer or advance payment was made by the company, or that the company failed to institute such special proceeding, or that the actions of the company in complying with its obligations under Section 623 were arbitrary, vexatious, or otherwise not in good faith. Within 60 days following the final determination of the applicable proceeding, NBT shall pay to each dissenting stockholder the amount found to be due him or her upon the stockholder’s surrender of all certificates representing dissenting shares.
      The enforcement by a stockholder of his or her right to receive payment for shares in accordance with Section 623 excludes the enforcement by such stockholder of any other right to which he or she might otherwise be entitled by virtue of his or her ownership of shares (unless such stockholder withdraws his or her notice of election as provided in Section 623 or the merger is abandoned), except that such stockholder will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the merger will be or is unlawful or fraudulent as to him or her.
Voting Agreement
      CNB’s officers and directors entered into voting agreements. These voting agreements require the officers and directors to vote all of the shares of CNB common stock beneficially owned by them in favor of the merger.
      As of the record date, the CNB shareholders who entered into voting agreements collectively held shares of CNB common stock which represented approximately 6% of the outstanding CNB common stock. None of the CNB officers and directors who are parties to the voting agreements were paid additional consideration in connection with the execution of such agreements.
Interests of CNB Directors and Executive Officers in the Merger That are Different Than Yours
      Some of the members of CNB’s management and board of directors have financial interests in the merger that are in addition to their interests as stockholders of CNB. The CNB board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Change of Control Agreements and Agreement for Supplemental Retirement Benefits
      CNB currently has change of control agreements with each of William Smith and George Morgan and an agreement for supplemental retirement benefits with William Smith, each of which will be terminated upon the closing of the merger and superseded by new agreements and general releases as described below.
      Change of Control Agreements. Under Messrs. Smith and Morgan’s existing change of control agreements, if a change of control occurs while the executive is employed by CNB, CNB will continue to employ the executive in the same capacity or position (unless otherwise agreed in writing) until the fifth anniversary of the change of control. During this employment period, the executive would receive an annual salary not less than the executive’s annual salary as in effect as of the date of the change of control, subject to certain adjustments. If the executive’s employment was terminated by CNB other than by reason of death or disability or cause or the executive resigned for good reason during the term of the agreement following a change of control, the executive would be entitled to receive a lump sum cash payment equal to the product of (i) the employee’s annual salary as in effect on the date of the change of control (adjusted to reflect annual compensation adjustments) plus (ii) the highest incentive compensation earned by the executive during the twenty-four months ended on the date of termination, times (iii) the lesser of three or the number of years remaining in the employment period. In addition, in the event that any payments and distributions to Messrs. Smith and Morgan are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, CNB would be required to make a gross-up payment to the executive so that the executive would have been placed in the same after-tax position as if no excise tax had been imposed.
      Agreement for Supplemental Retirement Benefits. Under Mr. Smith’s existing agreement for supplemental retirement benefits, Mr. Smith is entitled to receive additional retirement benefits that cannot be provided under the qualified retirement plans due to tax law limitations. Under the agreement, Mr. Smith is entitled, upon reaching his normal retirement date, to receive a supplemental pension benefit and a supplemental profit sharing benefit corresponding to that portion of his pension benefits and profit sharing benefits that exceed the compensation limitation under Section 401(a)(17) of the Internal Revenue Code.

Agreement and General Release
      Concurrently with entering into the merger agreement, City National Bank and Trust Company, NBT, and each of Messrs. Smith and Morgan entered into new agreements and general releases. In the event the merger agreement is terminated, these agreements and general releases will automatically be terminated and be null and void.
      Under the terms of these agreements, the change of control agreements with Messrs. Smith and Morgan and the agreement for supplemental retirement benefits with Mr. Smith will be automatically terminated. Instead, on the closing date, Messrs. Smith and Morgan will be provided with lump sum cash payments of $931,498.59 and $627,919.75, respectively, less tax withholding and other deductions required by law. In addition, on December 31, 2005, Mr. Smith will receive a single lump sum cash payment (less tax withholding and other deductions required by law) of $1,338,344, which amount represents the supplemental profit sharing plan benefit and supplemental pension benefit payable to Mr. Smith through December 31, 2005. Messrs. Smith and Morgan are entitled to receive an additional payment to make them whole for any excise tax owed under Section 280G of the Code as a result of the lump sum payments.
      In addition, under the terms of these agreements, Messrs. Smith and Morgan will receive (i) all retirement benefits accrued by him under the terms of CNB’s tax-qualified pension and profit sharing plans, (ii) the continued right to exercise any incentive stock options assumed by NBT pursuant to the merger agreement, (iii) the continued right to exercise through the date of closing any vested non-qualified stock options for shares of CNB common stock held, and the right to receive the option payments described in the merger agreement in exchange for any vested non-qualified stock options for shares of CNB common stock not exercised prior to closing, (iv) continued coverage under CNB’s group health plan and other employee welfare benefit plans through the date his eligibility for such plans as an employee of CNB ends, (v) continued coverage under life insurance policies provided by CNB or its successor, (vi) continued use of a CNB automobile until December 31, 2005, at which point the automobile will be transferred to the executive, and (vii) in the case of Mr. Morgan only, post-retirement group life and health coverage on the same terms available to other similarly situated retired employees of CNB or NBT until the earlier of age 65 or the time he becomes eligible for coverage under another employer’s group health plan.
      Each of Messrs. Smith and Morgan have agreed not to compete with NBT or NBT Bank for a period of five years following completion of the merger. As partial consideration for the lump sum cash payments under the agreements, Messrs. Smith and Morgan have agreed to provide transition services to NBT Bank for the two month period following the closing of the merger as the president or board of directors of NBT Bank may reasonably direct. Messrs. Smith and Morgan have agreed further not to disclose any confidential information regarding CNB or NBT following the merger.

New Retention Agreements with Messrs. Frank, Bradt and Doherty
      In connection with entering into the merger agreement, City National Bank and Trust Company and each of Messrs. Frank, Bradt and Doherty entered into new retention agreements in order to ensure the seamless transition of the transactions contemplated pursuant to the merger agreement by retaining the services of these individuals through the closing date and for the one-year period thereafter. If the employee is terminated during such one-year period, the employee will receive a one-time lump sum cash payment equal to the employee’s annual base salary as of his termination date if the employee is terminated by NBT without cause at any time during the one-year period following the closing of the merger. In the event the merger agreement is terminated, these retention agreements will automatically be terminated and be null and void.

Appointment of Timothy E. Delaney and Brian K. Hanaburgh to the Board of Directors of NBT Bank; Creation of Advisory Board
      Upon consummation of the merger, Messrs. Delaney and Hanaburgh will be appointed to the Board of Directors of NBT Bank with a term of office expiring at the first annual meeting of stockholders of NBT Bank to be held following the consummation of the merger.

Appointment to Advisory Board
      Effective on the consummation of the merger, NBT will establish the Fulton County Advisory Board. Each person who served on the Board of Directors of CNB, other than Messrs. Delaney and Hanaburgh, shall be appointed to the Advisory Board. It is anticipated that the Advisory Board will meet between six and ten times per year, and that each Advisory Board member will receive a fee of $1,000 for each meeting attended.

Indemnification
      NBT has agreed to indemnify and hold harmless each of CNB’s present and former directors, officers and employees for a period of six years from the effective time of the merger from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law and the certificate of incorporation and bylaws of NBT. NBT has also agreed that it will maintain CNB’s existing directors’ and officers’ liability insurance policy, or provide a policy providing similar coverage, for the benefit of CNB’s directors and officers who are currently covered by such insurance, for at least three years from the effective time of the merger, with respect to acts or omissions occurring prior to the effective time of the merger, subject to a limit on the cost to maintain such coverage.

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS OF CNB
      The following table provides information as of November 30, 2005 about the shares of CNB common stock that may be considered beneficially owned by each named executive officer and director, and all directors and executive officers of CNB as a group. As of November 30, 2005, no person beneficially owns more than 5% of CNB’s outstanding common stock.

	Shares of		Percent of
	Common Stock		Common Stock
Named Officers and Directors*	Beneficially Owned		Outstanding

William N. Smith	82,275	(1)	3.66
Brian K. Hanaburgh	2,310	(2)	0.10
Richard D. Ruby	6,291	(3)	0.28
John J. Daly	400		0.02
John C. Miller	75,000		3.34
Robert L. Maider	10,233	(4)	0.46
Timothy E. Delaney	11,367	(5)	0.51
George A. Morgan	50,070	(6)	2.27
Clark D. Subik	9,947	(7)	0.44
Deborah H. Rose	7,472	(8)	0.33
Theodore E. Hoye, III	13,651	(9)	0.61
Beneficial Ownership by all Directors and Executive Officers as a Group	302,740		13.47%

*	Except as indicated in the notes below, each person has sole voting and investment power with respect to the shares listed as being beneficially owned by him or her. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from December 20, 2005. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(1)	Includes 77,736 shares issuable upon the exercise of exercisable stock options.

(2)	Includes 717 shares owned individually by his spouse.

(3)	Includes 2,850 shares issuable upon the exercise of exercisable stock options.

(4)	Includes 1,489 shares owned individually by his spouse.

(5)	Includes 2,850 shares issuable upon the exercise of exercisable stock options, and 8,073 shares owned jointly with spouse.

(6)	Includes 48,093 shares issuable upon the exercise of exercisable stock options.

(7)	Includes 1,111 shares owned jointly with spouse, and 750 shares owned individually by his spouse.

(8)	Includes 555 shares owned jointly with spouse.

(9)	Includes 7,336 shares in the name of First Credit Corporation, 300 shares owned individually by his spouse, and 4,140 shares in a Money Purchase and Profit Sharing Plan.

COMPARISON OF STOCKHOLDER RIGHTS
AND DESCRIPTION OF CAPITAL STOCK
Comparison of Stockholders’ Rights
      Upon completion of the merger, the stockholders of CNB will become stockholders of NBT. The rights of CNB stockholders are presently governed by New York law and the CNB restated certificate of incorporation and bylaws. After the merger the rights of former CNB stockholders will be governed by Delaware law and the NBT certificate of incorporation and bylaws. The following chart summarizes the material differences between the rights of holders of CNB common stock prior to the merger and after completion of the merger when the former CNB stockholders will be NBT stockholders. This summary does not purport to be complete and we qualify the summary in its entirety by reference to the CNB articles of incorporation and bylaws, the NBT certificate of incorporation and bylaws, and the relevant provisions of New York and Delaware law. You can obtain copies of the governing corporate instruments of NBT and CNB, without charge, by following the instructions listed under “Where You Can Find More Information.”

	CNB Stockholders’ Rights	NBT Stockholders’ Rights

Authorized and outstanding stock	Authorized: 5,000,000 shares of common stock, par value $2.50 per share. Outstanding: 2,280,244 shares of common stock as of the date of this document.	Authorized: 50,000,000 shares of common stock, par value $.01 per share, 2,500,000 shares of preferred stock, par value $.01 per share.

Outstanding: 34,400,931 shares of common stock as of the date of this document, no shares of preferred stock.

Special meetings of shareholders	Special meetings of the stockholders may be called at any time by the board of directors, the chairperson of the board, the president, or by the shareholders entitled to cast at least 25% of the vote which all shareholders are entitled to cast at the particular meeting.	Special meetings may be called by the board of directors or the chairman of the board, or if there is none, by the president, or by the holders of at least 50% of all shares entitled to vote at the meeting.

Inspection of voting lists of stockholders	Under New York law, a stockholder of record has a right to inspect the stockholder minutes and record of stockholders, during usual business hours, on at least five days’ written demand. The examination of the stockholder minutes and record of stockholders must be for a purpose reasonably related to the stockholder’s interest as a stockholder. A list of stockholders as of the record date shall be	Stockholders may inspect a list of stockholders at least ten days before the meeting for which the list was prepared and at the time and place of the meeting and during the whole time of the meeting.

	CNB Stockholders’ Rights	NBT Stockholders’ Rights

produced at any meeting of stockholders upon the request of any stockholder.

Vacancies on the board of directors and additional directors	Stockholders may fill vacancies at a Stockholders’ meeting. By a vote of a majority of the directors then in office, the board of directors may fill any vacancies in the board of directors for any reason and any newly created directorship from any increase in the number of directors (which increase is limited to no more than two members per year). Any director so chosen shall serve until the next annual or special meeting of stockholders and until his or her successor is elected and qualified.	Stockholders may fill vacancies at a stockholders’ meeting. Directors may fill vacancies by a majority vote of the directors then in office. The director chosen by the current directors to fill the vacancy holds the office until the time of the next election of directors, at which point the stockholders shall fill the vacancy for the remainder of the unexpired term of office. Directors may also fill newly- created directorships other than an increase by more than three in the number of directors. Any director appointed to the board of directors by reason of increase in the number of directors shall serve until the successor is elected and qualified.

Cumulative Voting for Directors	No such rights exist.	No such rights exist.

Classification of the Board of Directors	The CNB Board is divided into three classes, with directors in each class being elected for staggered three-year terms.	The NBT board is divided into three classes, with directors in each class being elected for staggered three-year terms.

Removal of Directors	Directors may be removed for cause by a vote of the stockholders.	Stockholders may remove a director only for cause by the affirmative vote of a majority in voting power of the stockholders entitled to vote and to be present at the meeting called for such purpose.

Liability of Directors	Directors are not personally liable to CNB or its stockholders for monetary damages for any action taken or for any failure to take any action, unless (1) his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (2) he or she personally gained in fact a financial profit or	Directors are not personally liable to NBT or its stockholders for monetary damages for breaches of fiduciary duty, except (1) for breach of the director’s duty of loyalty, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or

	CNB Stockholders’ Rights	NBT Stockholders’ Rights

	other advantage to which he or she was not legally entitled or (3) his or her acts violated Section 719 of the New York Business Corporation Law.	unlawful stock purchases or redemptions or (4) for any transaction where the director received an improper personal benefit.

Indemnification of directors and officers	A CNB director or officer is entitled to indemnification if such person acted, in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation, and in criminal actions, had no reasonable cause to believe that his or her conduct was unlawful.	An NBT director is entitled to indemnification if he or she acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interest of NBT and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Restrictions upon certain business transactions	Any business combination involving CNB or a subsidiary and an interested stockholder or affiliate of such interested stockholder requires the affirmative vote of the holders of 75% of the outstanding shares of CNB common entitled to vote. An interested stockholder is any person who beneficially owns 5% or more of CNB’s voting stock. However, the above voting requirement will not apply to a business combination involving an interested stockholder or its affiliates if the business combination is approved by 75% of the directors who were directors prior to the time when the interested stockholder became an interested stockholder and the transaction meets other specific requirements outlined in the certificate of incorporation.	Any business combination involving NBT or a subsidiary and a major stockholder or affiliate requires the affirmative vote of the holders of not less than 80% of the outstanding shares of NBT common stock, excluding the shares owned by the major stockholder and its affiliates. The certificate defines “major stockholder” as any person who beneficially owns 5% or more of NBT’s voting stock. However, such an affirmative vote will not apply to a business combination involving a major stockholder or its affiliate if the business combination is approved by two-thirds of the directors who were directors prior to the time when the major stockholder became a major stockholder.

Stockholder Rights Plan	None.	NBT has a stockholder rights plan, which is designed to ensure that a potential acquirer of NBT will negotiate with the NBT board and that all NBT stockholders will be treated equitably in the event of a takeover attempt. The rights

	CNB Stockholders’ Rights	NBT Stockholders’ Rights

issued under the plan have certain anti-takeover effects.

Amendments to certificate of incorporation	Amendments generally require the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote upon the amendment. However, the approval by 75% of the outstanding shares of common stock is required to amend the corporation’s articles regarding preemptive rights, opposition to tender offers, business combinations, director liability, and amendment of the corporation’s articles, except if the amendment is approved by 75% of the continuing directors, then approval by a majority of the outstanding shares is required.	Amendments generally require the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the amendment. Any amendment to those provisions of the certificate of incorporation that relate to business combinations involving NBT or a subsidiary and a major stockholder or affiliate require the affirmative vote of at least 80% of the outstanding shares of voting stock, and if there is a major stockholder, such 80% vote must include the affirmative vote of at least 80% of the outstanding shares of voting stock held by stockholders other than the major stockholder and its affiliates.

Amendments to bylaws	A majority of the directors may make, amend or repeal the bylaws.	A majority of the directors, or stockholders holding a majority of the outstanding shares entitled to vote, may make, amend or repeal the bylaws. The NBT bylaws permit the stockholders to adopt, approve or designate bylaws that may not be amended, altered or repealed except by a specified percentage in interest of all of the stockholders or of a particular class of stockholders.
Description of NBT Capital Stock

Authorized Capital Stock
      NBT’s current authorized stock consists of 50,000,000 shares of common stock, $.01 par value per share and 2,500,000 shares of preferred stock, $.01 par value per share. No shares of NBT preferred stock are currently outstanding. The NBT board is authorized to issue, without further stockholder approval, preferred stock from time to time in one or more series, and to determine the provisions applicable to each series, including, the number of shares, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, sinking fund provisions, redemption price or prices, and liquidation preferences. As of December 20, 2005, 34,400,931 shares of NBT common stock were outstanding.

Common Stock
      Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts. Subject to the preferential rights of any other shares or series of capital stock, holders of shares of NBT common stock are entitled to receive dividends on shares of common stock if, as and when authorized and declared by the NBT board out of funds legally available for dividends and to share ratably in the assets of NBT legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of NBT.
      Each outstanding share of NBT common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Unless a larger vote is required by law, the NBT certificate of incorporation or the NBT bylaws, when a quorum is present at a meeting of stockholders, a majority of the votes properly cast upon any question other than the election of directors shall decide the question. A plurality of the votes properly cast for the election of a person to serve as a director shall elect such person. Except as otherwise required by law or except as provided with respect to any other class or series of capital stock, the holders of NBT common stock possess the exclusive voting power. There is no cumulative voting in the election of directors. The NBT board is divided into three classes with each class as equal in number as possible. This means, in general, that each director serves a three-year term and that one-third of the members of the NBT board are subject to reelection at each annual meeting of stockholders.
      Holders of NBT common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of NBT’s classes of stock.
      All shares of NBT common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights.
      For a description of the provisions of the NBT certificate of incorporation that may have the effect of delaying, deferring or preventing a change in control of NBT, see “Comparison of Stockholders’ Rights — Restrictions upon Certain Business Combinations” in the table in the preceding section of this document.

Preferred Stock
      The NBT board is authorized, without any further vote or action by the NBT stockholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions of the series, in each case, if any, as are permitted by Delaware law. Because the NBT board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of NBT common stock. The issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a change in control of NBT.
Stockholder Rights Plan
      In October 2004, NBT adopted a stockholder rights plan designed to ensure that any potential acquirer of NBT would negotiate with the NBT board and that all NBT stockholders would be treated equitably in the event of a takeover attempt. At that time, NBT paid a dividend of one Preferred Share Purchase Right for each outstanding share of NBT common stock. Similar rights are attached to each share of NBT common stock issued after November 15, 2004, including the shares of common stock issuable in the merger. Under the rights plan, the rights will not be exercisable until a person or group acquires beneficial ownership of 15 percent or more of the NBT outstanding common stock, or begins a tender or exchange offer for 15 percent or more of the NBT common stock. Additionally, until the occurrence of such an event, the rights are not severable from the NBT common stock and therefore, the rights will transfer upon the transfer of shares of the NBT common stock. Upon the occurrence of such events, each right entitles the holder to purchase one one-thousandth of a share of NBT preferred stock at a price of $70. The rights plan also provides that upon the occurrence of certain specified events the holders of rights will be entitled to acquire additional equity interests in NBT or in the acquiring entity, such interests having a market value of two times the right’s exercise price of $70. The rights expire October 24, 2014, and are redeemable in whole, but not in part, at NBT’s option prior to the time they become exercisable, for a price of $0.001 per right. The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire NBT on terms not approved by the NBT board. The rights should not interfere with any merger or other business combination approved by the NBT board.
Registrar and Transfer Agent
      NBT’s registrar and transfer agent is NBT Bank, N.A.
Applicable Law
      The following discussion is a general summary of particular federal and state statutory and regulatory provisions that may be deemed to have an anti-takeover effect.
      Delaware Takeover Statute. Section 203 of the Delaware corporation law restricts transactions which may be entered into by the corporation and some of its shareholders. Section 203 provides, in essence, that a shareholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute and that person’s affiliates and associates, referred to in this section as an interested shareholder, but less than 85% of its shares may not engage in specified business combinations with the corporation for a period of three years after the date on which the shareholder became an interested shareholder unless before that date the corporation’s board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder or at or after that time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested shareholder. Section 203 defines the term business combination to include a wide variety of transactions with or caused by an interested shareholder in which the interested shareholder receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, consolidations, specified types of asset sales, specified issuances of additional shares to the interested shareholder, transactions with the corporation which increase the proportionate interest of the interested shareholder or transactions in which the interested shareholder receives specified other benefits.
      New York Takeover Statute. New York law includes an anti-takeover statute that restricts the ability of a New York corporation to engage in a business combination with an interested shareholder for a period of five years following such interested shareholder’s stock acquisition date. Under New York law, an interested shareholder is defined as the beneficial owner of 20% or more of the corporation’s shares or an affiliate or associate of the corporation who has, within the previous five years, beneficially owned 20% or more of the corporation’s then outstanding shares. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. Although New York law permits a corporation to “opt out” of the anti-takeover statute by an amendment to its bylaws approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation, excluding the voting stock of interested shareholders and their affiliates and associates, CNB has not done so.

      Federal Law. Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company of an insured institution, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of NBT and NBT Bank, the appropriate federal banking agencies are the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency, respectively, and in the case of CNB and City National Bank, the appropriate federal banking agencies are the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency, respectively. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution’s voting securities and other conditions are present. The Office of the Comptroller of the Currency may prohibit the acquisition of control if the agency finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•	the effectiveness of the depository institutions involved in combating money laundering activities or

•	the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.
      Federal law also provides that, subject to some exceptions, a bank holding company may not acquire more than five percent of the voting stock of a bank or bank holding company, and a new holding company may not be formed to acquire control of a bank or bank holding company, without the prior approval of the Board of Governors of the Federal Reserve System. Control is defined for this purpose in a similar manner as discussed in the preceding paragraph. The Board of Governors of the Federal Reserve System may not approve the acquisition of control if it finds that the acquisition of control would result in a monopoly or would further an attempt to monopolize the business of banking in any part of the United States or if the acquisition of control would substantially lessen competition or tend to create a monopoly and the anticompetitive effects are not clearly outweighed by the public benefits of the proposed transaction. The Board of Governors of the Federal Reserve System also may not approve the acquisition of control if the company fails to provide the Board of Governors of the Federal Reserve System with adequate assurances regarding the availability of information concerning the operations or activities of the company and any affiliate of the company that the Board of Governors of the Federal Reserve System determines to be appropriate. The Board of Governors of the Federal Reserve System also must take into consideration:

•	the financial resources and future prospects of the companies and banks concerned, and the convenience and needs of the community to be served;

•	the managerial resources of a company or bank, including the competence, experience, and integrity of officers, directors, and principal shareholders;

•	the company’s record of meeting the credit needs of its entire community, including low-and moderate-income neighborhoods; and

•	the effectiveness of the company in combating money laundering activities.

WHERE YOU CAN FIND MORE INFORMATION
      NBT and CNB file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that NBT and CNB file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. NBT can be found on the Internet at http://www.nbtbancorp.com. NBT’s common stock is traded on the Nasdaq Stock Market National Market Tier under the symbol “NBTB.” CNB can be found on the Internet at http://www.citynatlbank.com. CNB’s common stock trades on the OTC Bulletin Board under the trading symbol “CNBI.OB” and is inactively traded.
      NBT has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to NBT’s common stock to be issued to CNB’s shareholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/ prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC’s principal office in Washington, D.C. or the SEC’s Internet site as described above. Statements contained in this proxy statement/ prospectus or in any document incorporated by reference into this proxy statement/ prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/ prospectus being qualified in all respects by reference to the document.

INCORPORATION OF DOCUMENTS BY REFERENCE
      The SEC allows NBT and CNB to incorporate by reference information into this proxy statement/ prospectus, which means that NBT and CNB can disclose important information to you by referring you to another document filed separately with the SEC. The information that NBT and CNB incorporates by reference is considered a part of this proxy statement/ prospectus, except for any information superseded by information presented in this proxy statement/ prospectus. This proxy statement/ prospectus incorporates important business and financial information about NBT and CNB and their subsidiaries that is not included in or delivered with this document.
      This proxy statement/ prospectus incorporates by reference the documents listed below that NBT and CNB have filed with the SEC:
NBT Filings

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2004
• Quarterly Report on Form 10-Q	Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
• Current Reports on Form 8-K	June 14, 2005 and December 27, 2005
• The description of NBT common stock contained in NBT’s Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description	November 29, 2004
      These documents are available without charge to you if you call or write to: Michael J. Chewens, Senior Executive Vice President and Chief Financial Officer, 52 South Broad Street, Norwich, NY 13815, (607) 337-2265.
CNB Filings

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2004
• Quarterly Report on Form 10-Q	Quarter ended March 31, 2005, June 30, 2005 and September 30, 2005
• Current Reports on Form 8-K	June 14, 2005 and August 15, 2005
• The description of CNB common stock contained in CNB’s Current Report on Form 8-K, including any amendment or report filed for the purpose of updating such description	July 15, 1999
      These documents are available without charge to you if you call or write to: George A. Morgan, Executive Vice President and Chief Financial Officer, 10-24 North Main Street, P.O. Box 873, Gloversville, NY 12078, (518) 773-7911.
      NBT and CNB incorporate by reference additional documents that the companies may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the CNB special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.
      You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect our future financial results and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

•	adverse changes or conditions in capital or financial markets;

•	general risks associated with the delivery of financial products and services;

•	fluctuating investment returns;

•	adverse changes in interest rates;

•	rapid technological changes;

•	increased competition;

•	less favorable general economic conditions, either nationally or in the markets where the entities are or will be doing business;

•	change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise;

•	the failure to achieve anticipated cost savings or to achieve such savings in a timely manner;

•	greater costs, customer loss and business disruption in connection with the acquisition or the integration of our companies than expected;

•	failure to obtain governmental approvals without adverse regulatory conditions;

•	difficulties associated with achieving expected future financial results; and

•	failure of CNB’s shareholders to approve the acquisition.
      The forward-looking statements are made as of the date of this document, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.
      No person is authorized to give any information or to make any representation not contained in this document, and, if given or made, that information or representation should not be relied upon as having been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any of NBT’s common stock offered by this document, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this document nor any distribution of NBT’s common stock offered pursuant to this proxy statement/ prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of CNB or NBT or the information in this document or the documents or reports incorporated by reference into this document since the date of this document.
SHAREHOLDER PROPOSALS
      Any proposal which a CNB shareholder wishes to have included in CNB’s proxy statement and form of proxy relating to CNB’s 2005 special meeting of shareholders must be received by CNB at its principal executive offices at 10-24 North Main Street, P.O. Box 873, Gloversville, New York 12078-0873, a reasonable time before CNB begins to print and mail its proxy materials for such meeting. Nothing in this paragraph shall be deemed to require CNB to include in its proxy statement and form of proxy for such meeting any shareholder proposal which does not meet the requirements of the SEC, including Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in effect at the time. In addition, all shareholder proposals must comply with the CNB’s bylaws and New York law. If the merger agreement is approved and the merger takes place, CNB will not have an annual meeting of shareholders in 2006 or subsequent years.
OTHER MATTERS
      We do not expect that any matters other than those described in this document will be brought before the special meeting. If any other matters are presented, however, it is the intention of the persons named in the CNB proxy card, to vote proxies in accordance with the determination of a majority of CNB’s Board of Directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.
EXPERTS
      The consolidated financial statements of NBT at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting at December 31, 2004 have been incorporated by reference into this document and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference into this document and into the registration statement by reference to NBT’s Annual Report on Form 10-K for the year ended December 31, 2004, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of CNB, at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 have been incorporated into this document by reference from the CNB Annual Report on Form 10-K for the year ended December 31, 2004, in reliance on the report of KPMG LLP, independent registered public accounting firm, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      A representative of KPMG LLP will be present at the CNB special meeting. The representative will have the opportunity to make a statement if he/she desires to do so and is expected to be available to respond to appropriate questions.
LEGAL MATTERS
      The validity of NBT’s common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Certain federal income tax matters described herein will be passed upon by Hogan & Hartson L.L.P., New York, New York.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
NBT BANCORP INC.
AND
CNB BANCORP, INC.
JUNE 13, 2005

TABLE OF CONTENTS

ARTICLE I Certain Definitions		A-1
1.1.	Certain Definitions	A-1

ARTICLE II The Merger		A-6
2.1.	Merger	A-6
2.2.	Closing; Effective Time	A-6
2.3.	Certificate of Incorporation and Bylaws	A-6
2.4.	Directors and Officers of Surviving Corporation	A-6
2.5.	Effects of the Merger	A-6
2.6.	Tax Consequences	A-6
2.7.	Possible Alternative Structures	A-7
2.8.	Additional Actions	A-7

ARTICLE III Conversion of Shares		A-7
3.1.	Conversion of CNB Common Stock; Merger Consideration	A-7
3.2.	Election Procedures	A-9
3.3.	Procedures for Exchange of CNB Common Stock	A-10
3.4.	Treatment of CNB Options	A-12
3.5.	Bank Merger	A-13
3.6.	Reservation of Shares	A-13

ARTICLE IV Representations and Warranties of CNB		A-14
4.1.	Standard	A-14
4.2.	Organization	A-14
4.3.	Capitalization	A-15
4.4.	Authority; No Violation	A-15
4.5.	Consents	A-16
4.6.	Financial Statements	A-16
4.7.	Taxes	A-17
4.8.	No Material Adverse Effect	A-17
4.9.	Material Contracts; Leases; Defaults	A-17
4.10.	Ownership of Property; Insurance Coverage	A-18
4.11.	Legal Proceedings	A-19
4.12.	Compliance With Applicable Law	A-19
4.13.	Employee Benefit Plans	A-20
4.14.	Brokers, Finders and Financial Advisors	A-22
4.15.	Environmental Matters	A-22
4.16.	Loan Portfolio	A-23
4.17.	Related Party Transactions	A-24
4.18.	Deposits	A-24
4.19.	Antitakeover Provisions Inapplicable; Required Vote	A-24
4.20.	Registration Obligations	A-24
4.21.	Risk Management Instruments	A-25
4.22.	Fairness Opinion	A-25
4.23.	Intellectual Property	A-25

A-i

4.24.	Duties as Fiduciary	A-25
4.25.	Employees; Labor Matters	A-25
4.26.	CNB Information Supplied	A-26
4.27	Securities Documents	A-26
4.28.	Internal Controls	A-26
4.29.	Bank Owned Life Insurance	A-26
4.30.	American Jobs Creation Act	A-26
4.31.	Termination of Adirondack Advisory Board	A-26

ARTICLE V Representations and Warranties of NBT		A-27
5.1.	Standard	A-27
5.2.	Organization	A-27
5.3.	Capitalization	A-28
5.4.	Authority; No Violation	A-28
5.5.	Consents	A-29
5.6.	Financial Statements	A-29
5.7.	No Material Adverse Effect	A-29
5.8.	Legal Proceedings	A-29
5.9.	Securities Documents	A-30
5.10.	Antitakeover Provisions Inapplicable	A-30
5.11.	NBT Common Stock	A-30

ARTICLE VI Covenants of CNB		A-30
6.1.	Conduct of Business	A-30
6.2.	Current Information	A-34
6.3.	Access to Properties and Records	A-34
6.4.	Financial and Other Statements	A-35
6.5.	Maintenance of Insurance	A-35
6.6.	Disclosure Supplements	A-36
6.7.	Consents and Approvals of Third Parties	A-36
6.8.	All Reasonable Efforts	A-36
6.9.	Failure to Fulfill Conditions	A-36
6.10.	No Solicitation	A-36
6.11.	Reserves and Merger-Related Costs	A-37
6.12.	Board of Directors and Committee Meetings	A-37
6.13.	Transaction Expenses of CNB	A-37

ARTICLE VII Covenants of NBT		A-38
7.1.	Conduct of Business	A-38
7.2.	Current Information and Consultation	A-38
7.3.	Financial and Other Statements	A-38
7.4.	Disclosure Supplements	A-38
7.5.	Consents and Approvals of Third Parties	A-38
7.6.	All Reasonable Efforts	A-38
7.7.	Failure to Fulfill Conditions	A-38
7.8.	Employee Benefits	A-39
7.9.	Directors and Officers Indemnification and Insurance	A-41
7.10.	Stock Listing	A-42

A-ii

7.11.	Stock and Cash Reserve	A-42
7.12.	Communications to CNB Employees; Training	A-43
7.13.	Advisory Board	A-43

ARTICLE VIII Regulatory and Other Matters		A-43
8.1.	Meeting of Shareholders	A-43
8.2.	Proxy Statement-Prospectus; Merger Registration Statement	A-43
8.3.	Regulatory Approvals	A-44
8.4.	Affiliates	A-44

ARTICLE IX Closing Conditions		A-45
9.1.	Conditions to Each Party’s Obligations under this Agreement	A-45
9.2.	Conditions to the Obligations of NBT under this Agreement	A-46
9.3.	Conditions to the Obligations of CNB under this Agreement	A-46

ARTICLE X The Closing		A-47
10.1.	Time and Place	A-47
10.2.	Deliveries at the Pre-Closing and the Closing	A-47

ARTICLE XI Termination, Amendment and Waiver		A-47
11.1.	Termination	A-47
11.2.	Effect of Termination	A-50
11.3.	Amendment, Extension and Waiver	A-51

ARTICLE XII Miscellaneous		A-52
12.1.	Confidentiality	A-52
12.2.	Public Announcements	A-52
12.3.	Survival	A-52
12.4.	Notices	A-52
12.5.	Parties in Interest	A-53
12.6.	Complete Agreement	A-53
12.7.	Counterparts	A-53
12.8.	Severability	A-53
12.9.	Governing Law	A-53
12.10.	Interpretation	A-53
12.11.	Specific Performance	A-54
12.12.	Waiver of Trial by Jury	A-54
Exhibit A	Form of Agreement and Plan of Bank Merger (omitted)
Exhibit B	Affiliates Agreement (omitted)

A-iii

AGREEMENT AND PLAN OF MERGER
      This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of June 13, 2005, by and between NBT Bancorp Inc., a Delaware corporation (“NBT”), and CNB Bancorp, Inc., a New York corporation (“CNB”).
Recitals
      1. The Board of Directors of each of NBT and CNB (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has approved this Agreement at meetings of each of such Boards of Directors.
      2. In accordance with the terms of this Agreement, CNB will merge with and into NBT (the “Merger”), and immediately thereafter City National Bank and Trust Company, which is a wholly owned subsidiary of CNB, will be merged with and into NBT Bank, N.A., a wholly owned subsidiary of NBT.
      3. The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.
      4. The parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.
      5. In consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
Certain Definitions
      1.1.     Certain Definitions.
      As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).
      “Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.
      “Agreement” means this agreement, and any amendment hereto.
      “BHCA” shall mean the Bank Holding Company Act of 1956, as amended.
      “Bank Merger” shall mean the merger of City National Bank with and into NBT Bank, with NBT Bank as the surviving institution, which merger shall occur immediately following the Merger.
      “Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OCC, FDIC, NYSBD and the FRB, which regulates or has the statutory authority to regulate, even if only for a moment in time, NBT Bank, City National Bank, and their respective holding companies or subsidiaries, as the case may be.
      “Certificate” shall mean a certificate or book entry stock evidencing shares of CNB Common Stock.
      “City National Bank” shall mean City National Bank and Trust Company, a national banking association, with its principal office located at 10-24 North Main Street, Gloversville, New York 12078, and which is a wholly owned subsidiary of CNB.

      “Closing Date” shall have the meaning set forth in Section 2.2.
      “CNB” shall mean CNB Bancorp, Inc., a New York corporation, with its principal office located at 10-24 North Main Street, Gloversville, New York 12078.
      “CNB Benefit Plans” shall have the meaning set forth in Section 4.13.1.
      “CNB Common Stock” shall mean the common shares, par value $2.50 per share, of CNB.
      “CNB Disclosure Schedule” shall mean the collective written disclosure schedules delivered by CNB to NBT pursuant hereto, and specifically referring to the appropriate section of this Agreement to which such schedule relates.
      “CNB Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules) of CNB as of December 31, 2004 and 2003 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of CNB for each of the three years ended December 31, 2004, 2003 and 2002, as set forth in CNB’s annual report on Form 10-K for the year ended December 31, 2004, and (ii) the unaudited interim consolidated financial statements of CNB as of the end of each calendar quarter following December 31, 2004, and for the periods then ended, as filed by CNB in its Securities Documents.
      “CNB Incentive Stock Option” shall have the meaning set forth in Section 3.4.1.
      “CNB Nonqualified Stock Option” shall mean any CNB Option that is not a CNB Incentive Stock Option.
      “CNB Option” shall mean an option to purchase shares of CNB Common Stock granted pursuant to any of the CNB Stock Option Plans and the outstanding option agreements, and outstanding as of the date hereof, as set forth in CNB Disclosure Schedule 3.4.1.
      “CNB Regulatory Reports” means the Call Reports of City National Bank, and accompanying schedules (other than such schedules as are required to be kept confidential pursuant to applicable law or regulatory requirements), as filed with the FDIC with respect to each calendar quarter beginning with the quarter ended March 31, 2005, through the Closing Date, and all Annual Reports on Form FR Y-6 and any Current Report on Form FR Y-6A filed with the FRB by CNB from December 31, 2004 through the Closing Date.
      “CNB Shareholders Meeting” shall have the meaning set forth in Section 8.1.1.
      “CNB Stock Option Plans” shall mean (i) the Adirondack Financial Services Bancorp, Inc. 1998 Stock Option and Incentive Plan, the obligations of Adirondack Financial Services Bancorp, Inc. under that plan having been assumed by CNB, (ii) the CNB Bancorp, Inc. Stock Option Plan, and (iii) the CNB Bancorp, Inc. Long-Term Incentive Compensation Plan.
      “CNB Subsidiary” means any corporation, 10% or more of the capital stock of which is owned, either directly or indirectly, by CNB or City National Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of City National Bank.
      “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
      “Code” shall mean the Internal Revenue Code of 1986, as amended.
      “Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.
      “DGCL” shall mean the Delaware General Corporation Law.
      “Dissenting Shares” shall have the meaning set forth in Section 3.1.6.
      “Dissenting Shareholder” shall have the meaning set forth in Section 3.1.6.

      “Effective Time” shall mean the date and time specified pursuant to Section 2.2 as the effective time of the Merger.
      “Environmental Laws” shall mean any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.
      “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
      “ERISA Affiliate” means, with respect to any Person, any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.
      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
      “Exchange Agent” shall mean NBT Bank, or such other bank or trust company or other agent designated by NBT, which shall act as agent for NBT in connection with the exchange procedures for exchanging Certificates for the Merger Consideration.
      “Exchange Fund” shall have the meaning set forth in Section 3.3.1.
      “Exchange Ratio” shall have the meaning set forth in Section 3.1.3.
      “FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.
      “FHLB” shall mean the Federal Home Loan Bank of New York or any successor thereto.
      “FRB” shall mean the Board of Governors of the Federal Reserve System, or any designee thereof or successor thereto.
      “GAAP” shall mean accounting principles generally accepted in the United States of America.
      “Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.
      “Insurance Regulator” shall mean the New York State Insurance Department.
      “IRS” shall mean the United States Internal Revenue Service.
      “Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by an executive officer or director of that Person.
      “Loan Property” shall have the meaning set forth in Section 4.15.2.
      “Material Adverse Effect” shall mean, with respect to NBT or CNB, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of NBT and its Subsidiaries taken as a whole, or CNB and its Subsidiaries taken as a whole, respectively, or

(ii) materially impairs the ability of either CNB, on the one hand, or NBT, on the other hand, to perform its obligations under this Agreement or otherwise materially impedes the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banking institutions and their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the reasonable and contemplated expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, and (e) any change in the value of the securities or loan portfolio of NBT or CNB, respectively, whether held as available for sale or held to maturity, resulting solely from a change in interests rates generally.
      “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.
      “Merger” shall mean the merger of CNB with and into NBT pursuant to the terms hereof.
      “Merger Consideration” shall mean the cash or NBT Common Stock, or combination thereof, in an aggregate per share amount to be paid by NBT for each share of CNB Common Stock, as set forth in Section 3.1.
      “Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering the offer of shares of NBT Common Stock to be offered to holders of CNB Common Stock in connection with the Merger.
      “NBT” shall mean NBT Bancorp Inc., a Delaware corporation, with its principal executive offices located at 52 South Broad Street, Norwich, New York 13815.
      “NBT Bank” shall mean NBT Bank, N.A., a national banking association, with its principal offices located at 52 South Broad Street, Norwich, New York 13815, and which is a wholly owned subsidiary of NBT.
      “NBT Common Stock” shall mean the common stock, par value $0.01 per share, of NBT.
      “NBT Disclosure Schedule” shall mean a written disclosure schedule delivered by NBT to CNB specifically referring to the appropriate section of this Agreement.
      “NBT Financial Statements” shall mean the (i) the audited consolidated statements of financial condition (including related notes and schedules) of NBT as of December 31, 2004 and 2003 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of NBT for each of the three years ended December 31, 2004, 2003 and 2002, as set forth in NBT’s annual report on Form 10-K for the year ended December 31, 2004, and (ii) the unaudited interim consolidated financial statements of NBT as of the end of each calendar quarter following December 31, 2004, and for the periods then ended, as filed by NBT in its Securities Documents.
      “NBT Rights Plan” means the Rights Agreement dated as of November 15, 2004, between NBT Bancorp Inc. and Registrar and Transfer Company.
      “NBT Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by NBT or NBT Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of NBT.
      “NYBCL” shall mean the New York Business Corporation Law.
      “NYSBD” shall mean the New York State Banking Department.

      “OCC” shall mean the Office of the Comptroller of the Currency, any district office thereof, or any successor thereto.
      “Option Payment” means the product of (i) the excess of (A) the Cash Consideration over (B) the exercise price per share of a CNB Nonqualified Stock Option multiplied by (ii) the number of shares of CNB Common Stock subject to such CNB Nonqualified Stock Option.
      “Participation Facility” shall have the meaning set forth in Section 4.15.2.
      “PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.
      “Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).
      “Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.
      “Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.
      “Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.
      “Replacement Incentive Stock Option” means an option to acquire NBT Common Stock on the same terms and conditions as were applicable under the terms of the related CNB Incentive Stock Option and any CNB Stock Option Plan under which such CNB Incentive Stock Option was issued (or as near thereto as is practicable).
      “Representative” shall have the meaning set forth in Section 3.2.2.
      “Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.
      “SEC” shall mean the Securities and Exchange Commission or any successor thereto.
      “Securities Act” shall mean the Securities Act of 1933, as amended.
      “Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed pursuant to the Securities Laws.
      “Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.
      “Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.
      “Subsidiary” means any corporation, 10% or more of the capital stock of which is owned, either directly or indirectly, except any corporation the stock of which is held in the ordinary course of the lending activities of either NBT Bank or City National Bank, as applicable.
      “Surviving Corporation” shall have the meaning set forth in Section 2.1.
      “Termination Date” shall mean March 31, 2006.
      “Treasury Stock” shall have the meaning set forth in Section 3.1.2.
      Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II
The Merger
      2.1.     Merger.
      Subject to the terms and conditions of this Agreement, at the Effective Time: (a) CNB shall merge with and into NBT, with NBT as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of CNB shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of CNB shall be vested in and assumed by NBT. As part of the Merger, each outstanding share of CNB Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III.
      2.2.     Closing; Effective Time.
      The Merger shall be effected by the filing of a certificate of merger with the Delaware Department of State and the New York Department of State on the day of the Closing (the “Closing Date”), in accordance with the DGCL and NYBCL, respectively. The “Effective Time” means the date and time upon which the certificate of merger is filed with the Delaware Department of State and the New York Department of State, or as otherwise stated in the certificate of merger, in accordance with the DGCL and NYBCL, respectively.
      2.3.     Certificate of Incorporation and Bylaws.
      The Certificate of Incorporation and Bylaws of NBT as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.
      2.4.     Directors and Officers of Surviving Corporation.
      Until changed in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, the officers and directors of NBT immediately prior to the Effective Time shall be the officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. At the Effective Time, the number of persons constituting the Board of Directors of NBT Bank shall be increased by two members, and Timothy E. Delaney and Brian K. Hanaburgh (each a “New Member” and collectively, the “New Members”) shall be appointed to the NBT Bank Board with a term of office expiring at the annual meeting of stockholders of NBT Bank to be held following the Effective Time; provided, however, that NBT Bank shall not have any obligation to appoint any New Member to serve on NBT Bank’s Board if such person is not a member of either the CNB or the City National Bank Board of Directors immediately prior to the Effective Time.
      2.5.     Effects of the Merger.
      At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL and NYBCL.
      2.6.     Tax Consequences.
      It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither NBT nor any of its affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. NBT and CNB each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Section 9.1.6, which certificates shall be dated as of the date of such opinions and shall be true and correct as of such date.
      2.7.     Possible Alternative Structures.
      Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article IX, prior to the Effective Time NBT shall be entitled to revise the structure for effecting the Merger described in Section 2.1 or the Bank Merger including, without limitation, by substituting a wholly owned subsidiary for NBT or NBT Bank, as applicable, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement; (ii) there are no adverse Federal or state income tax consequences to CNB shareholders, and nothing would prevent the rendering of the opinions in Section 9.1.6, as a result of the modification; (iii) the consideration to be paid to the holders of CNB Common Stock under this Agreement is not thereby changed in kind, value or reduced in amount; and (iv) such modification will not delay materially or jeopardize receipt of any Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article IX not to be capable of being fulfilled. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.
      2.8.     Additional Actions.
      If, at any time after the Effective Time, NBT shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in NBT its right, title or interest in, to or under any of the rights, properties or assets of CNB or any CNB Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, CNB and its officers and directors shall be deemed to have granted to NBT an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in NBT its right, title or interest in, to or under any of the rights, properties or assets of CNB or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the NBT are authorized in the name of CNB or otherwise to take any and all such action.
ARTICLE III
Conversion of Shares
      3.1.     Conversion of CNB Common Stock; Merger Consideration.
      At the Effective Time, by virtue of the Merger and without any action on the part of NBT, CNB or the holders of any of the shares of CNB Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1. Each share of NBT Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2. All shares of CNB Common Stock held in the treasury of CNB and each share of CNB Common Stock owned by NBT prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Treasury Stock”), shall, at the Effective Time, cease to exist, and such shares, including any Certificates therefor, shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3. Each outstanding share of CNB Common Stock with respect to which an election to receive NBT Common Stock has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (a “Stock Election”), shall be converted into the right to receive 1.64 (the “Exchange

Ratio”) shares of NBT Common Stock, subject to adjustment as provided in Section 3.1.9 (the “Stock Consideration”) (collectively, the “Stock Election Shares”).

3.1.4. Each outstanding share of CNB Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (a “Cash Election”), shall be converted into the right to receive a cash payment, without interest, equal to $38.00 (the “Cash Consideration”) (collectively, the “Cash Election Shares”).

3.1.5. for each share of CNB Common Stock other than as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (collectively, “Non-Election Shares”), the right to receive from NBT such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 3.2.

3.1.6. Each outstanding share of CNB Common Stock, the holder of which has perfected his right to dissent under Sections 623 and 910 of the NYBCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Sections 623 and 910 of the NYBCL. CNB shall give NBT prompt notice upon receipt by CNB of any such demands for payment of the fair value of such shares of CNB Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and NBT shall have the right to participate in all negotiations and proceedings with respect to any such demands. CNB shall not, except with the prior written consent of NBT, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the NYBCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

3.1.7. If any Dissenting Shareholder withdraws or loses (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of CNB Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder withdraws or loses (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of CNB Common Stock of such holder shall be entitled to receive the Merger Consideration.

3.1.8. Upon the Effective Time, shares of CNB Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this Section 3.1 represent only the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by CNB on such shares of CNB Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.9. In the event NBT changes (or establishes a record date for changing) the number of, or provides for the exchange of, all shares of NBT Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to all of the outstanding NBT Common Stock and the record date therefor shall be prior to the Effective Time, the NBT Common Stock portion of the Merger Consideration shall be proportionately and appropriately adjusted; provided, that for the avoidance of doubt the parties acknowledge that the foregoing is not intended to result in any such adjustment as a result of share repurchases or share issuances of NBT Common Stock by NBT under employee benefit plans maintained by NBT, pursuant to stock options or if NBT issues additional shares of NBT Common Stock and receives fair market value consideration for such shares.

3.1.10. No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of NBT Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to NBT Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of NBT. In lieu of the issuance of any such fractional share, NBT shall pay to each former holder of CNB Common Stock who otherwise would be entitled to receive a fractional share of NBT Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of NBT Common Stock as reported on the NASDAQ National Market for the five consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of CNB Common Stock owned by a CNB shareholder shall be combined so as to calculate the maximum number of whole shares of NBT Common Stock issuable to such CNB shareholder.
      3.2.     Election Procedures.
      3.2.1.     Holders of CNB Common Stock may elect to receive shares of NBT Common Stock or cash in exchange for their shares of NBT Common Stock. The total number of shares of CNB Common Stock to be converted into Stock Consideration pursuant to this Section 3.1 shall be equal to the product obtained by multiplying (x) the number of shares of CNB Common Stock outstanding immediately prior to the Effective Time by (y) 0.55 (the “Stock Conversion Number”). All other shares of CNB Common Stock shall be converted into Cash Consideration.
      3.2.2.     An election form, in such form as NBT and CNB shall mutually agree (“Election Form”), will be sent, on the date that the Proxy Statement-Prospectus is mailed (the “Mailing Date”), or such later date as NBT may determine, to each holder of record of CNB Common Stock entitled to vote at the CNB Shareholders Meeting (as defined in Section 8.1.1) permitting such holder, subject to the allocation and election procedures set forth in this Section 3.2, (i) to specify the number of shares of CNB Common Stock owned by such holder with respect to which such holder desires to make a Cash Election (a “Cash Election”), in accordance with the provision of Section 3.1.4, (ii) to specify the number of shares of CNB Common Stock owned by such holder with respect to which such holder desires to make a Stock Election, in accordance with the provision of Section 3.1.3, or (iii) to indicate that such record holder has no preference as to the receipt of cash or NBT Common Stock for such shares (a “Non-Election”). Holders of record of shares of CNB Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of CNB Common Stock held by each Representative for a particular beneficial owner. Any shares of CNB Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent on an effective, properly completed Election Form shall be deemed Non-Election Shares. Any Dissenting Shares shall be deemed shares subject to an All Cash Election, and with respect to such shares the holders thereof shall in no event receive consideration comprised of NBT Common Stock. NBT shall make available one or more Election Forms as may reasonably be requested in writing from time to time by all persons who become holders (or beneficial owners) of CNB Common Stock between the CNB Shareholders Meeting record date and the close of business on the business day prior to the Election Deadline (as defined in Section 3.2.3), and CNB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
      3.2.3.     The term “Election Deadline”, as used below, shall mean 5:00 p.m., Eastern time, on the 30th calendar day following the date the Election Form is first mailed, or such later date as NBT shall determine. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates relating to any revoked Election

Form shall be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, NBT and the Exchange Agent shall have discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of NBT and the Exchange Agent regarding such matters shall be binding and conclusive. Neither NBT or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.
      3.2.4.     As soon as reasonably practical after the Effective Time, NBT shall cause the Exchange Agent to effect the allocation among holders of CNB Common Stock of rights to receive the Cash Consideration and the Stock Consideration as set forth in Sections 3.2.5 and 3.2.6.
      3.2.5.     If the aggregate number of shares of CNB Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) the fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holders’ Stock Election Shares being converted into the right to receive the Cash Consideration.
      3.2.6.     If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.
      3.3.     Procedures for Exchange of CNB Common Stock.
      3.3.1.     NBT to Make Merger Consideration Available. No later than the Closing Date, NBT shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of CNB Common Stock, for exchange in accordance with this Section 3.3, an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including the estimated amount of cash to be paid in lieu of fractional shares of CNB Common Stock) and shall instruct the Exchange Agent to issue shares of NBT Common Stock for exchange in accordance with this Section 3.3 (such cash and shares of NBT Common Stock, together with any dividends or distributions with respect thereto (without any interest thereon) being hereinafter referred to as the “Exchange Fund”).

      3.3.2.     Exchange of Certificates. NBT shall take all steps necessary to cause the Exchange Agent, not later than five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates who has not previously surrendered such certificates with an Election Form, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and cash in lieu of fractional shares into which the CNB Common Stock represented by such Certificates shall have been converted as a result of the Merger, if any. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the certificate so surrendered shall be cancelled. No interest will be paid or accrued on any Cash Consideration or any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Certificates.
      3.3.3.     Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding CNB Common Stock shall have no rights, after the Effective Time, with respect to such CNB Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to NBT Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.3. After the surrender of a Certificate in accordance with this Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NBT Common Stock represented by such Certificate.
      3.3.4.     Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      3.3.5.     Closing of Transfer Books. From and after the Closing Date, there shall be no transfers on the stock transfer books of CNB of the CNB Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.
      3.3.6.     Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, NBT shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to NBT (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither NBT nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

      3.3.7.     Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as NBT may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.
      3.3.8.     Withholding. NBT or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of CNB Common Stock such amounts as NBT (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by NBT or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the CNB Common Stock in respect of whom such deduction and withholding were made by NBT or the Exchange Agent.
      3.4.     Treatment of CNB Options.
      3.4.1.     Assumption of CNB Incentive Stock Options. At the Effective Time, each and every CNB Option that is an “incentive stock option” under Section 422 of the Code and outstanding and unexercised immediately prior thereto (a “CNB Incentive Stock Option”) whether vested or unvested, shall automatically be converted into a Replacement Incentive Stock Option for a number of shares of NBT Common Stock equal to (rounded down to the nearest number of whole shares) (a) the number of shares of CNB Common Stock subject to such CNB Incentive Option as of the Effective Time multiplied by (b) the Exchange Ratio, at an exercise price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price under such CNB Incentive Stock Option for all of the shares of CNB Common Stock subject to such CNB Incentive Stock Option at the Effective Time divided by (y) the number of shares of NBT Common Stock subject to such Replacement Incentive Stock, provided that the terms of the Replacement Incentive Stock Option into which such CNB Incentive Stock Option is converted, including the option price, the number of shares of NBT Common Stock purchasable pursuant to such option, and the terms and conditions of exercise of such option shall be determined so as to comply with section 424(a) of the Code and the Treasury Regulations thereunder. At the Effective Time, NBT shall assume stock plans under which CNB Incentive Stock Options have been issued; provided, that such assumption shall only be in respect of the Replacement Incentive Stock Options and that NBT shall have no obligation with respect to any awards under such plans other than the Replacement Incentive Stock Options and shall have no obligation to make any additional grants or awards under such assumed plans.
      After the Effective Time, NBT shall issue to each holder of an outstanding CNB Incentive Stock Option a document evidencing the assumption of such CNB Incentive Stock Option by NBT pursuant to this Section 3.4.1.
      3.4.2.     At or prior to the Effective Time, NBT shall take all corporate action necessary to reserve for issuance a sufficient number of shares of NBT Common Stock for delivery upon exercise of CNB Incentive Stock Options assumed by it in accordance with this Section 3.4. As soon as reasonably practicable after the Effective Time, NBT shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of NBT Common Stock subject to Replacement Incentive Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Replacement Incentive Stock Options remain outstanding.
      3.4.3.     Nonqualified Stock Options — CNB Bancorp, Inc. Stock Option Plan. Prior to and effective as of the Effective Time, pursuant to the terms of the CNB Bancorp, Inc. Stock Option Plan (the “1998 Plan”), CNB shall take all actions necessary to terminate each CNB Nonqualified Stock Option granted pursuant to the 1998 Plan that is outstanding and unexercised immediately prior thereto. In accordance with the 1998 Plan all issued and outstanding CNB Nonqualified Stock Options granted thereto and not theretofore exercised, shall become immediately exercisable and otherwise subject to the terms of the 1998 Plan. Holders of CNB Nonqualified Stock Options granted under 1998 Plan will be given the opportunity to elect to receive, in cancellation of their CNB Nonqualified Stock Option, the Option Payment, which payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. Subject to the foregoing, CNB Nonqualified Stock Options granted under the 1998 Plan and not exercised prior to the Effective Time shall terminate, in accordance with the provisions of the 1998 Plan. CNB shall send a written notice to all holders of CNB Nonqualified Options under the 1998 Plan informing option holders of their right to exercise, of the Option Payment election, and of the termination of the unexercised options as of the Effective Time.
      3.4.4.     Nonqualified Stock Options — CNB Bancorp, Inc. Long Term Incentive Compensation Plan. Prior to and effective as of the Effective Time, pursuant to the terms of the CNB Bancorp, Inc. Long-Term Incentive Compensation Plan (the “LTIC Plan”), CNB shall take all actions necessary to terminate each CNB Nonqualified Stock Option granted pursuant to the LTIC Plan that is outstanding and unexercised immediately prior thereto. In accordance with the LTIC Plan all issued and outstanding CNB Nonqualified Stock Options granted thereto and not theretofore exercised, shall become entitled to receive the Option Payment, which payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. Subject to the foregoing, CNB Nonqualified Stock Options granted under the LTIC Plan and not exercised prior to the Effective Time shall terminate, in accordance with the provisions of the LTIC Plan. CNB shall send a written notice to all holders of CNB Nonqualified Options under the LTIC Plan informing option holders of their right to the Option Payment and of the termination of the unexercised options as of the Effective Time.
      3.4.5.     Nonqualified Stock Options — Adirondack Financial Services Bancorp, Inc. 1998 Stock Option and Incentive Plan. All CNB Nonqualified Stock Options granted under the Adirondack Financial Services Bancorp, Inc. 1998 Stock Option and Incentive Plan (“Adirondack Plan”) that are outstanding and unexercised immediately prior to the Effective Time will be converted into the right to receive the Option Payment, which payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. CNB shall send a written notice to all holders of CNB Nonqualified Options under the Adirondack Plan informing option holders of the Option Payment.
      3.5.     Bank Merger.
      CNB and NBT shall use their reasonable best efforts to cause the merger of City National Bank with and into NBT Bank, with NBT Bank as the surviving institution (the “Bank Merger”). In addition, following the execution and delivery of this Agreement, NBT will cause NBT Bank, and CNB will cause City National Bank, to execute and deliver an Agreement and Plan of Merger substantially in the form attached to this Agreement as Exhibit A.
      3.6.     Reservation of Shares.
      NBT shall reserve for issuance a sufficient number of shares of the NBT Common Stock for the purpose of issuing shares of NBT Common Stock to the CNB shareholders in accordance with this Article III.
      3.7.     Adjustment of Exchange Ratio.
      If Hogan & Hartson L.L.P. or Shumaker, Loop & Kendrick, LLP reasonably determine that it cannot render the tax opinion referred to in Section 9.1.6 and to be delivered at the Closing (the “Tax Opinion”) as a result of the Merger’s potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, because the aggregate value of the shares of NBT Common Stock to be issued in the Merger as of the Effective Time is less than 40% of the value of the aggregate Merger Consideration (including amounts payable pursuant to Sections 3.1.6 and 3.1.10), based upon the 10 day average closing price of NBT Common Stock on the business day immediately prior to the Closing Date, then NBT shall, in its sole discretion have the right to increase the Exchange Ratio to the minimum extent necessary to satisfy the requirements of Section 368(a) of the Code. Concurrent with the increase in the Exchange Ratio, the cash consideration will be reduced by a like dollar amount so that the aggregate Merger Consideration (including any amount payable pursuant to Sections 3.1.6 and 3.1.10) will be 40% stock and 60% cash.
ARTICLE IV
Representations and Warranties of CNB
      CNB represents and warrants to NBT that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), subject to the standard set forth in Section 4.1 and except as set forth in the CNB Disclosure Schedule delivered by CNB to NBT on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date. CNB has made a good faith effort to ensure that the disclosure on each schedule of the CNB Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the CNB Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of CNB shall include the Knowledge of City National Bank.
      4.1.     Standard.
      No representation or warranty of CNB contained in this Article IV shall be deemed untrue or incorrect, and CNB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.2 (other than the last sentence of Sections 4.2.1 and 4.2.2), 4.3, 4.4, 4.8, 4.13.6, 4.13.7, 4.13.8, 4.13.9 and 4.28, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.
      4.2.     Organization.
      4.2.1.     CNB is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), that has elected financial holding company status. CNB has full corporate power and authority to carry on its business as now conducted. CNB is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.
      4.2.2.     City National Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposits in City National Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by City National Bank when due. City National Bank is a member in good standing of each of the Federal Reserve Bank of New York and the FHLB and owns the requisite amount of stock of each.
      4.2.3.     CNB Disclosure Schedule 4.2.3 sets forth each CNB Subsidiary. Each CNB Subsidiary is a corporation, limited liability company or other legal entity as set forth on CNB Disclosure Schedule 4.2.3, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

      4.2.4.     The respective minute books of CNB, City National Bank and each other CNB Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).
      4.2.5.     Prior to the date of this Agreement, CNB has made available to NBT true and correct copies of the certificate of incorporation or charter and bylaws of CNB, City National Bank and each other CNB Subsidiary.
      4.3.     Capitalization.
      4.3.1.     The authorized capital stock of CNB consists of 5,000,000 shares of CNB Common Stock, all of which are voting common shares $2.50 par value. There are 2,223,950 shares of CNB Common Stock validly issued and outstanding, fully paid and non-assessable (except to the extent assessable under Section 630 of the NYBCL) and free of preemptive rights. There are 177,745 shares of CNB Common Stock held by CNB as Treasury Stock as of the date hereof. Neither CNB nor any CNB Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of CNB Common Stock, or any other security of CNB or a CNB Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of CNB Common Stock or any other security of CNB or any CNB Subsidiary, other than shares of CNB Common Stock underlying the CNB Options. CNB has granted options to acquire 306,180 shares of CNB Common Stock. CNB Disclosure Schedule 4.3.1 sets forth: the name of each holder of a CNB Option, identifying the number of shares each such individual may acquire pursuant to the exercise of such options, the plan under which such options were granted, the grant, vesting and expiration dates, and the exercise price relating to the options held, and whether the CNB Option is a CNB Incentive Stock Option or a CNB Nonqualified Stock Option.
      4.3.2.     CNB owns all of the capital stock of City National Bank, free and clear of any lien or encumbrance. Except for the CNB Subsidiaries and as set forth in CNB Disclosure Schedule 4.3.2, CNB does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of CNB or any CNB Subsidiary (which as to any one issuer, do not exceed 5% of such issuer’s outstanding equity securities), equity interests held by CNB Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of CNB Subsidiaries, including stock in the FHLB. Either CNB or City National Bank owns all of the outstanding shares of capital stock of each CNB Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.
      4.3.3.     To CNB’s Knowledge, except as set forth on CNB Disclosure Schedule 4.3.3, as of the date hereof no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of CNB Common Stock.
      4.3.4.     No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which CNB’s shareholders may vote have been issued by CNB and are outstanding.
      4.4.     Authority; No Violation.
      4.4.1.     CNB has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals described in Section 8.3 and the approval of this Agreement by CNB’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by CNB and the completion by CNB of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of CNB. This Agreement has been duly and validly executed and delivered by CNB, and subject to approval by the shareholders of CNB and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by NBT, constitutes the valid and binding obligation of CNB, enforceable against CNB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

      4.4.2.     Subject to compliance by NBT with the terms and conditions of this Agreement, (A) the execution and delivery of this Agreement by CNB, (B) subject to receipt of Regulatory Approvals, and CNB’s and NBT’s compliance with any conditions contained therein, and subject to the receipt of the approval of the shareholders of CNB, the consummation of the transactions contemplated hereby, and (C) compliance by CNB with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of CNB or any CNB Subsidiary or the Articles of Association and Bylaws of City National Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CNB or any CNB Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CNB or City National Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which CNB or any CNB Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.
      4.5.     Consents.
      Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Delaware Department of State and the New York Department of State, and (c) the approval of this Agreement by the requisite vote of the shareholders of CNB, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by CNB, and the completion by CNB of the Merger or (y) the execution and delivery of the Agreement and Plan of Bank Merger and the completion of the Bank Merger. CNB has no reason to believe that (i) any required Regulatory Approvals or other required consents or approvals will not be received or will include the imposition of any condition or requirement that could reasonably be expected to result in a Material Adverse Effect on NBT and its Subsidiaries, taken as a whole, or that (ii) any public body or authority having jurisdiction over the affairs of CNB or its subsidiaries, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.
      4.6.     Financial Statements.
      4.6.1.     The CNB Regulatory Reports have been prepared in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present the consolidated financial position, results of operations and changes in shareholders’ equity of CNB as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.
      4.6.2.     CNB has previously made available to NBT the CNB Financial Statements covering periods ended prior to the date hereof. The CNB Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of CNB and the CNB Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.
      4.6.3.     At the date of each balance sheet included in the CNB Financial Statements or in the CNB Regulatory Reports, CNB did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such CNB Financial Statements or in the CNB Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.
      4.7.     Taxes.
      (A) CNB and the CNB Subsidiaries (other than CNB REIT CORP.) are members of the same affiliated group within the meaning of Code Section 1504(a). CNB or CNB REIT CORP. has duly filed all federal, state and material local tax returns required to be filed by or with respect to CNB and each Subsidiary of CNB, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid all federal, state, local and foreign taxes which have been incurred by or are due or claimed to be due from CNB and any Subsidiary of CNB by any taxing authority or pursuant to any written tax sharing agreement, other than taxes or other charges which (i) are not delinquent, or (ii) are being contested in good faith and have been adequately provided for in accordance with GAAP. As of the date of this Agreement, CNB has received no written notice of and there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of CNB or any of its Subsidiaries, and no claim has been made by any taxing authority in a jurisdiction where CNB or any of its Subsidiaries does not file tax returns that CNB or any such Subsidiary is subject to taxation in that jurisdiction. CNB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. CNB and each of its Subsidiaries has timely withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and CNB and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state, local and foreign information reporting requirements.
      (B) CNB REIT CORP. is a subsidiary of CNB. CNB REIT CORP. (i) for all taxable years commencing with CNB REIT CORP.’s taxable year ending December 31, 1999 through December 31, 2004 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2004 to the date hereof in a manner that will permit CNB REIT CORP. to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate, in such a manner as to permit it to continue to qualify as a REIT for the taxable year of CNB REIT CORP. that will end with the Merger (and if the Merger is not consummated prior to January 1, 2006, for the taxable year that will end on December 31, 2005). Since December 31, 1999, CNB REIT CORP. has not incurred any liability for taxes under Sections 857(b), 860(c) or 4981 of the Code, including any tax arising from a prohibited transaction described in section 857(b)(6) of the Code or any similar provision of applicable state or local tax statutes. No challenge to CNB REIT CORP.’s status as a REIT is pending or has been threatened in writing.
      4.8.     No Material Adverse Effect.
      CNB and the CNB Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2004 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on CNB and the CNB Subsidiaries, taken as a whole.
      4.9.     Material Contracts; Leases; Defaults.
      4.9.1.     Except as set forth in CNB Disclosure Schedule 4.9.1, neither CNB nor any CNB Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract with any past or present officer, director or employee of CNB or any CNB Subsidiary, except for “at will” arrangements; (ii) any plan or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of CNB or any CNB Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of CNB or any CNB Subsidiary; (iv) any agreement which by its terms limits or affects the payment of dividends by CNB or any CNB Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $50,000, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which CNB or any CNB Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances with a term to maturity not in excess of one year, repurchase agreements, bankers’ acceptances, and transactions in “federal funds” or which contains financial covenants or other material non-customary restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to CNB or any CNB Subsidiary; (vi) any other agreement, written or oral, which is not terminable without cause on 60 days’ notice or less without penalty or payment, or that obligates CNB or any CNB Subsidiary for the payment of more than $25,000 annually or for the payment of more than $25,000 over its remaining term; or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by CNB or any CNB Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).
      4.9.2.     Each real estate lease that will require the consent of the lessor or its agent as a result of the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in CNB Disclosure Schedule 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither CNB nor any CNB Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.
      4.9.3.     True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to NBT on or before the date hereof, are listed on CNB Disclosure Schedules 4.9.1 and 4.9.2 and are in full force and effect on the date hereof. No plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which CNB or any CNB Subsidiary is a party or under which CNB or any CNB Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in the CNB Disclosure Schedule 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration of the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of CNB or any CNB Subsidiary or upon the occurrence of a subsequent event; or (y) requires CNB or any CNB Subsidiary to provide a benefit in the form of CNB Common Stock or determined by reference to the value of CNB Common Stock.
      4.10.     Ownership of Property; Insurance Coverage.
      4.10.1.     CNB and each CNB Subsidiary has good and, as to real property, marketable title to all assets and properties owned by CNB or each CNB Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheet contained in the most recent CNB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheet), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements or any transaction by a CNB Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. CNB and the CNB Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by CNB and the CNB Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the CNB Financial Statements.
      4.10.2.     With respect to all material agreements pursuant to which CNB or any CNB Subsidiary has purchased securities subject to an agreement to resell, if any, CNB or such CNB Subsidiary, as the case may be, has a lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
      4.10.3.     CNB and each CNB Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither CNB nor any CNB Subsidiary, has received notice from any insurance carrier on or before the date hereof that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by CNB or any CNB Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect (other than insurance that expires in accordance with its terms), and within the last three years CNB and each CNB Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. CNB Disclosure Schedule 4.10.3 identifies all policies of insurance maintained by CNB and each CNB Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, as well as the other matters required to be disclosed under this Section 4.10.3.
      4.11.     Legal Proceedings.
      Neither CNB nor any CNB Subsidiary is a party to any, and there are no pending or, to CNB’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature, (i) against CNB or any CNB Subsidiary, (ii) to which CNB or any CNB Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of CNB to perform under this Agreement.
      4.12.     Compliance With Applicable Law.
      4.12.1.     Each of CNB and each CNB Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (the “USA PATRIOT Act”) of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither CNB nor any CNB Subsidiary has received any written notice to the contrary.
      4.12.2.     Each of CNB and each CNB Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of CNB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.3.
      4.12.3.     For the period beginning July 1, 2002, neither CNB nor any CNB Subsidiary has received any written notification or any other communication from any Bank Regulator or Insurance Regulator

(i) asserting that CNB or any CNB Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Bank Regulator or Insurance Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to CNB or any CNB Subsidiary; (iii) requiring or threatening to require CNB or any CNB Subsidiary, or indicating that CNB or any CNB Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or insurance agencies, or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of CNB or any CNB Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any material manner the operations of CNB or any CNB Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither CNB nor any CNB Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect. The most recent regulatory rating given to City National Bank as to compliance with the CRA is satisfactory or better.
      4.13.     Employee Benefit Plans.
      4.13.1     CNB Disclosure Schedule 4.13.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by CNB or any of its ERISA Affiliates for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of CNB and under which employees, former employees, retirees, dependents, spouses, directors, or other beneficiaries of CNB are eligible to participate (collectively, the “CNB Benefit Plans”). CNB has furnished or otherwise made available to NBT true and complete copies of (i) the plan documents and summary plan descriptions for each written CNB Benefit Plan, (ii) a summary of each unwritten CNB Benefit Plan, (iii) the annual report (Form 5500 series) for the three most recent years for each CNB Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified CNB Benefit Plan that is a defined benefit plan for the three most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which implement the CNB Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified CNB Benefit Plan (or, for a CNB Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan) and (vii) all substantive correspondence relating to any CNB Benefit Plan addressed to or received from the IRS, the Department of Labor or any other Governmental Entity within the past 5 years. Schedule 4.13.1 sets forth each CNB Benefit Plan that is a nonqualified deferred compensation plan or arrangement and the aggregate amounts deferred under each such nonqualified deferred compensation plan or arrangement as of May 31, 2005.
      4.13.2     Except as set forth on the CNB Disclosure Schedule, all CNB Benefit Plans are in compliance with (and have been managed and administrated in accordance with) the applicable terms of ERISA, the Code and any other applicable laws. Each CNB Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the Internal Revenue Service (and CNB is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor. To the Knowledge of CNB, there exists no fact which would adversely affect the qualification of any of the CNB Benefit Plans intended to be qualified under Section 401(a) of the Code, or of any threatened or pending claim against any of CNB Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Body.
      4.13.3     Except as set forth on the CNB Disclosure Schedule 4.13.3, no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by CNB or any of its ERISA Affiliates for the benefit of CNB’s employees or former employees.
      4.13.4     Within the last six years, neither CNB nor any of its ERISA Affiliates maintained or had any obligation to contribute to a CNB Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six years neither CNB nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.” Neither CNB nor any of its ERISA Affiliates has incurred any unsatisfied liability (other than Pension Benefit Guaranty Corporation (“PBGC”) premiums) to the PBGC, the IRS or any other individual or entity under Title IV of ERISA or Section 412 of the Code, and no event or condition exists that could result in the imposition of any liability on CNB or any of its ERISA Affiliates under such provisions that could have an adverse effect on NBT.
      4.13.5     CNB has materially complied with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and the regulations thereunder. All reports, statements, returns and other information required to be furnished or filed with respect to CNB Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete in all material respects. Records with respect to CNB Benefit Plans have been maintained in material compliance with Section 107 of ERISA. Neither CNB nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of CNB Benefit Plans has any material liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.
      4.13.6     CNB has not, with respect to any of CNB Benefit Plans, nor, to CNB’s Knowledge, has any administrator of any of CNB Benefit Plans, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject CNB, any ERISA Affiliate of CNB, any of CNB Benefit Plans, any administrator or trustee or any party dealing with any of CNB Benefit Plans or any such trusts, to a Tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA.
      4.13.7     CNB has no liability for retiree health and life benefits under any of CNB Benefit Plans.
      4.13.8     Except as set forth on CNB Disclosure Schedule 4.13.8, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance or unemployment compensation) becoming due to any director or any employee of CNB from CNB under any CNB Benefit Plan, (B) materially increase any benefits otherwise payable under any CNB Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefit. Except as set forth on the CNB Disclosure Schedule 4.13.8, no payments which is or may be made by, from or with respect to any CNB Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code (or any corresponding provisions of state, local or foreign tax law). No CNB Benefit Plan, either individually or collectively, provides for any payment by CNB or any of its ERISA Affiliates that would not be deductible under Code Sections 162(a)(1), 162(m) or 404.
      4.13.9     The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of CNB and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Financial Statements to the extent required by and in accordance with GAAP.

      4.13.10     There is not, and has not been, any trust or fund maintained by or contributed to by CNB or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.
      4.13.11     No claim, lawsuit, arbitration or other action has been asserted or instituted or, to the Knowledge of CNB, has been threatened or is anticipated, against any CNB Benefit Plan (other than routine claims for benefits and appeals of such claims), CNB, any director, officer or employee thereof, or any of the assets of any trust of any CNB Benefit Plan.
      4.14.     Brokers, Finders and Financial Advisors.
      Neither CNB nor any CNB Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Austin Associates, LLC by CNB and the fee payable pursuant thereto. A true and correct copy of the engagement agreement with Austin Associates, LLC, setting forth the fee payable to Austin Associates, LLC for its services rendered to CNB in connection with the Merger and transactions contemplated by this Agreement, is attached to CNB Disclosure Schedule 4.14.
      4.15.     Environmental Matters.
      4.15.1.     Except as may be set forth in CNB Disclosure Schedule 4.15, with respect to CNB and each CNB Subsidiary:

(A) Each of CNB and the CNB Subsidiaries, the Participation Facilities and to CNB’s Knowledge the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

(B) CNB has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to CNB’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the CNB Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of the CNB Subsidiaries or any Participation Facility;

(C) CNB has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to CNB’s Knowledge no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or CNB or any of the CNB Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D) To CNB’s Knowledge, the properties currently owned or operated by CNB or any CNB Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E) Neither CNB nor any CNB Subsidiary has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F) To CNB’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by CNB or any of the CNB Subsidiaries or any Participation Facility, and to CNB’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by CNB or any of the CNB Subsidiaries or any Participation Facility; and

(G) To CNB’s Knowledge, during the period of (s) CNB’s or any of the CNB Subsidiaries’ ownership or operation of any of their respective current properties or (t) CNB’s or any of the CNB Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties. To CNB’s Knowledge, prior to the period of (x) CNB’s or any of the CNB Subsidiaries’ ownership or operation of any of their respective current properties or (y) CNB’s or any of the CNB Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties.

(H) Neither CNB nor any other CNB Subsidiary has conducted any environmental studies during the past ten years (other than Phase I studies which did not indicate any contamination of the environment by Materials of Environmental Concern) with respect to any properties owned or leased by it or any of its Subsidiaries, or with respect to any Loan Property or any Participation Facility.
      4.15.2.     “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.
      4.16.     Loan Portfolio.
      4.16.1.     The allowance for loan losses reflected in the notes to CNB’s audited consolidated statement of financial condition at December 31, 2004 was, and the allowance for loan losses shown in the notes to the unaudited consolidated financial statements for periods ending after December 31, 2004 were, or will be, adequate, as of the dates thereof, under GAAP.
      4.16.2.     CNB Disclosure Schedule 4.16.2 sets forth a listing, as of the most recently available date (and in no event earlier than May 31, 2005), by account, of: (A) all loans (including loan participations) of CNB or any other CNB Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of CNB or any other CNB Subsidiary which have been terminated by CNB or any other CNB Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which CNB or any other CNB Subsidiary has given written notice of its intent to terminate during the past twelve months; (D) with respect to all commercial loans (including commercial real estate loans), all notification letters and other written communications from CNB or any other CNB Subsidiary to any of their respective borrowers, customers or other parties during the past twelve months wherein CNB or any other CNB Subsidiary has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (E) each borrower, customer or other party which has notified CNB or any other CNB Subsidiary during the past twelve months of, or has asserted against CNB or any other CNB Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of CNB or any CNB Subsidiary, each borrower, customer or other party which has given CNB or any other CNB Subsidiary any oral notification of, or orally asserted to or against CNB or any other CNB Subsidiary, any such claim; and (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of May 31, 2005 are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith; and (G) all other assets classified by CNB or any other CNB Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.
      4.16.3.     All loans receivable (including discounts) and accrued interest entered on the books of CNB and the CNB Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of CNB’s or the appropriate CNB Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of CNB and the CNB Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by CNB or the appropriate CNB Subsidiary free and clear of any liens.
      4.16.4.     The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.
      4.17.     Related Party Transactions.
      Neither CNB nor any CNB Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of CNB or any CNB Subsidiary, except as set forth in CNB Disclosure Schedule 4.17. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. No loan or credit accommodation to any Affiliate of CNB or any CNB Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither CNB nor any CNB Subsidiary has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by CNB is inappropriate.
      4.18.     Deposits.
      None of the deposits of any CNB Subsidiary is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).
      4.19.     Antitakeover Provisions Inapplicable; Required Vote.
      The Board of Directors of CNB has, to the extent such statute is applicable, taken all action (including appropriate approvals of the Board of Directors of CNB) necessary to exclude NBT, the Merger, this Agreement and the transactions contemplated hereby from the requirement of any supermajority shareholder vote requirement of Section 912 of the NYBCL or any other state “antitakeover” statute. The affirmative vote of two-thirds of the issued and outstanding shares of CNB Common Stock is required to approve this Agreement and the Merger under the NYBCL.
      4.20.     Registration Obligations.
      Neither CNB nor any CNB Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

      4.21.     Risk Management Instruments.
      All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for CNB’s own account, or for the account of one or more of CNB’s Subsidiaries or their customers (all of which are set forth in CNB Disclosure Schedule 4.21), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of CNB and each CNB Subsidiary, with counterparties believed to be financially responsible at the time; and to CNB’s and each CNB Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of CNB or such CNB Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither CNB nor any CNB Subsidiary, nor, to the Knowledge of CNB, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.
      4.22.     Fairness Opinion.
      CNB has received an opinion from Austin Associates, LLC to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of CNB pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
      4.23.     Intellectual Property.
      CNB and each CNB Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, computer software, servicemarks and trademarks used in their business, each without payment, and neither CNB nor any CNB Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. CNB and each Significant Subsidiary of CNB have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.
      4.24.     Duties as Fiduciary.
      City National Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. City National Bank has not received notice of any claim, allegation, or complaint from any person that City National Bank failed to perform these fiduciary duties in a manner that complies with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in CNB’s Financial Statements.
      4.25.     Employees; Labor Matters.
      4.25.1.     CNB Disclosure Schedule 4.25.1 sets forth the following information with respect to each CNB employee as of May 31, 2005: job location, job title, current annual base salary, 2003 and 2004 bonuses and 2003 and 2004 commissions, years of service, accrued but unused vacation, personal and sick time, whether such employee is actively at work or on leave of absence, disability or medical leave and whether such employee is employed under written contract.
      4.25.2.     There are no labor or collective bargaining agreements to which CNB or any CNB Subsidiary is a party. There is no union organizing effort pending or, to the Knowledge of CNB, threatened against CNB or any CNB Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of CNB, threatened against CNB or any CNB Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of CNB, threatened against CNB or any CNB Subsidiary (other than routine employee grievances that are not related to union employees). CNB and each CNB Subsidiary is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. Neither CNB nor any CNB Subsidiary is a party to, or bound by, any agreement for the leasing of employees.
      4.26.     CNB Information Supplied.
      The information relating to CNB and any CNB Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
      4.27.     Securities Documents.
      CNB has made available to NBT copies of its (i) annual report on Form 10-K for the year ended December 31, 2004, (ii) quarterly report on Form 10-Q for the quarter ended March 31, 2005 and (iii) proxy materials used or for use in connection with its meeting of shareholders held in 2005. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws. CNB has taken, or will take, any and all actions necessary to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002, and all rules and regulations promulgated thereunder, that are currently in effect or that become effective prior to Closing and are required to be complied with prior to Closing.
      4.28.     Internal Controls.
      None of CNB or any CNB Subsidiary’s records, systems, controls data or information are recorded, stored, maintained, operated or otherwise wholly or party dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under their exclusive ownership and direct control except as would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the next sentence. CNB has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and the applicable provisions of the Securities Laws.
      4.29.     Bank Owned Life Insurance.
      CNB and each CNB Subsidiary has obtained the written consent of each employee on whose behalf bank owned life insurance (“BOLI”) has been purchased. City National Bank has taken all actions necessary to comply with applicable law in connection with its purchase of BOLI. CNB Disclosure Schedule 4.29 sets forth all BOLI owned by CNB or any CNB Subsidiary.
      4.30.     American Jobs Creation Act.
      CNB and each CNB Subsidiary has taken, or will take, any and all actions necessary to comply with the provisions of the American Jobs Creation Act of 2004, and all rules and regulations promulgated thereunder, that are currently in effect or that become effective prior to Closing and are required to be complied with prior to Closing; provided, however, that until IRS regulations are promulgated under Section 409A of the Code, CNB and each CNB Subsidiary shall only be required to make good faith efforts to comply with Section 409A of the Code.
      4.31.     Termination of Adirondack Advisory Board.
      4.31.1.     CNB and each CNB Subsidiary has taken any and all actions necessary to terminate the advisory board created pursuant to Section 4.13 of the Agreement and Plan of Merger by and among CNB, CNB Acquisition Corp. and Adirondack Financial Services Bancorp, Inc., dated as of January 23,

1999 (the “Adirondack Advisory Board”). Neither CNB nor any CNB Subsidiary has any continuing obligations or commitments with respect to the Adirondack Advisory Board.
ARTICLE V
Representations and Warranties of NBT
      NBT represents and warrants to CNB that the statements contained in this Article V are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), subject to the standard set forth in Section 5.1 and except as set forth in the NBT Disclosure Schedule delivered by NBT to CNB on the date hereof, and except to any representation of warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date. NBT has made a good faith effort to ensure that the disclosure on each schedule of the NBT Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the NBT Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of NBT shall include the Knowledge of NBT Bank.
      5.1.     Standard.
      No representation or warranty of NBT contained in this Article V shall be deemed untrue or incorrect, and NBT shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than the last sentence of Sections 5.2.1 and 5.2.2), 5.3 and 5.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.
      5.2.     Organization.
      5.2.1.     NBT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a financial holding company under the BHCA. NBT has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.
      5.2.2.     NBT Bank is a national banking association duly organized, and validly existing under the laws of the United States. The deposits in NBT Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. NBT Bank is a member of the Federal Reserve System and FHLB and owns the requisite amount of stock of each.
      5.2.3.     NBT Disclosure Schedule 5.2.3 sets forth each NBT Subsidiary. Each NBT Subsidiary (other than NBT Bank) is a corporation or limited liability or other legal entity, as set forth on NBT Disclosure Schedule 5.2.3, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.
      5.2.4.     The respective minute books of NBT and each NBT Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

      5.2.5.     Prior to the date of this Agreement, NBT has made available to CNB true and correct copies of the certificate of incorporation or charter and bylaws of NBT and NBT Bank and the NBT Subsidiaries.
      5.3.     Capitalization.
      5.3.1.     The authorized capital stock of NBT consists of 50,000,000 shares of NBT Common Stock, of which 34,400,991 shares are outstanding (net of 1,976,636 shares held in treasury), validly issued, fully paid and nonassessable and free of preemptive rights at March 31, 2005, and 2,500,000 shares of preferred stock, $.01 par value (“NBT Preferred Stock”), 50,000 of which are designated as Series A Junior Participating Preferred Stock, none of which were outstanding at March 31, 2005. Neither NBT nor any NBT Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of NBT Common Stock, or any other security of NBT or any securities representing the right to vote, purchase or otherwise receive any shares of NBT Common Stock or any other security of NBT, other than shares issuable under the NBT Stock Benefit Plans and the NBT Rights Agreement.
      5.3.2.     NBT owns all of the capital stock of NBT Bank free and clear of any lien or encumbrance. Except as set forth in NBT Disclosure Schedule 5.3.2, either NBT or NBT Bank owns all of the outstanding shares of capital stock of each NBT Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.
      5.3.3.     No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which NBT’s shareholders may vote has been issued by NBT and are outstanding.
      5.4.     Authority; No Violation.
      5.4.1.     NBT has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by NBT and the completion by NBT of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of NBT, and no other corporate proceedings on the part of NBT are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by NBT, and subject to the receipt of the Regulatory Approvals described in Section 8.3 and approval by the shareholders of CNB and due and valid execution and delivery of this Agreement by CNB, constitutes the valid and binding obligations of NBT, enforceable against NBT in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.
      5.4.2.     (A) The execution and delivery of this Agreement by NBT, (B) subject to receipt of the Regulatory Approvals, and compliance by CNB and NBT with any conditions contained therein, and subject to the receipt of the approval of the shareholders of CNB, the consummation of the transactions contemplated hereby, and (C) compliance by NBT with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of NBT or any NBT Subsidiary or the charter and bylaws of NBT; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NBT or any NBT Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of NBT, NBT Bank or any NBT Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on NBT and the NBT Subsidiaries taken as a whole.

      5.5.     Consents.
      Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Delaware Department of State and the New York Department of State, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of NBT Common Stock to be issued in the Merger on the NASDAQ National Market, (e) such notices as are required to be made under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of NBT Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of CNB, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to the Knowledge of NBT, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by NBT and the completion by NBT of the Merger or (y) the execution and delivery of the Agreement and Plan of Bank Merger and the completion of the Bank Merger. NBT has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received or will include the imposition of any condition or requirement that could reasonably be expected by NBT to result in a Material Adverse Effect on NBT and its Subsidiaries, taken as a whole, or that (ii) any public body or authority having jurisdiction over affairs of NBT, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.
      5.6.     Financial Statements.
      5.6.1.     NBT has previously made available to CNB the NBT Financial Statements covering periods ended prior to the date hereof. The NBT Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of NBT and the NBT Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.
      5.6.2.     At the date of each balance sheet included in the NBT Financial Statements, NBT did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such NBT Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.
      5.7.     No Material Adverse Effect.
      Except as disclosed in NBT’s Securities Documents filed on or prior to the date hereof, NBT and the NBT Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2004 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NBT and the NBT Subsidiaries, taken as a whole.
      5.8.     Legal Proceedings.
      Except as set forth in NBT’s Securities Documents or as set forth at NBT Disclosure Schedule 5.8. neither NBT nor any NBT Subsidiary is a party to any, and there are no pending or, to the Knowledge of

NBT, threatened, legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against NBT or any NBT Subsidiary, (ii) to which NBT or any NBT Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of NBT to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect.
      5.9.     Securities Documents.
      NBT has made available to CNB copies of its (i) annual report on Form 10-K for the year ended December 31, 2004, (ii) quarterly report on Form 10-Q for the quarter ended March 31, 2005 and (iii) proxy materials used or for use in connection with its meeting of shareholders held in 2005. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.
      5.10.     Antitakeover Provisions Inapplicable.
      The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL applicable to NBT or any NBT Subsidiary.
      5.11.     NBT Common Stock
      The shares of NBT Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.
ARTICLE VI
Covenants of CNB
      6.1.     Conduct of Business.
      6.1.1.     Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of NBT, CNB will, and it will cause each CNB Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain the Regulatory Approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.
      6.1.2.     Negative Covenants. CNB agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or consented to by NBT in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each of the CNB Subsidiaries not to:

(A) change or waive any provision of its Certificate of Incorporation (or Articles of Association in the case of City National Bank), Charter or Bylaws, except as required by law;

(B) change the number of authorized or issued shares of its capital stock, issue any shares of CNB Common Stock that are held as Treasury Shares as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the CNB Stock Benefit Plans, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that CNB may issue shares of CNB Common Stock upon the valid exercise, in accordance with the information set forth in CNB Disclosure Schedule 4.3.1, of presently outstanding CNB Options issued under the CNB Stock Benefit Plans, and (ii) CNB may declare and pay its regular quarterly cash dividend of $0.21 per share with payment and record dates consistent with past practice (provided that the declaration of the last quarterly dividend by CNB prior to the Effective Time and the payment thereof shall be coordinated with NBT so that holders of CNB Common Stock do not receive dividends on both CNB Common Stock and NBT Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the CNB Common Stock or NBT Common Stock received in the Merger in respect of such quarter).

(C) enter into, amend in any material respect or terminate any material contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

(D) Make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on CNB Disclosure Schedules 4.9.1 and 4.13.1 or as required pursuant to Section 7.8 of this Agreement, or (ii) as otherwise contemplated by this Agreement. If the Closing Date shall occur on or after January 1, 2006, CNB may provide employees (except for officers and Current CNB Employees (as defined in Section 7.8.2)) merit pay increases of no more than 4.0% of each respective employee’s annual base salary or hourly wage rate, as applicable, in the ordinary course of business consistent with past practices. If the Closing Date shall occur on or after January 1, 2006, each Current CNB Employee shall receive an increase in their respective annual base salary based on the following formula: the product of (x) .04 and (y) a fraction, the numerator of which is the number of days from January 1, 2006 to the respective anniversary date of the Current CNB Employee’s date of employment, and the denominator of which is 365. If the Closing Date shall occur on or before December 30, 2005, CNB may, immediately prior to the Closing Date, pay a prorated bonus to its then current officers and full-time employees (except for Current CNB Employees), in the amount of 4% of their 2005 annual base salary, consistent with its past practices; provided, however, that if the Closing Date shall occur on December 31, 2005, CNB may, on or before the Closing Date, pay a bonus to all of its then current officers and full-time employees, in the amount of 4% of their 2005 annual base salary, consistent with past practices. If the Closing Date shall occur on or after January 1, 2006, CNB may (xx) pay a bonus to all of its then current officers and full-time employees, in the amount of 4% of their 2005 annual base salary, consistent with past practices and (yy) immediately prior to the Closing Date, pay an additional prorated bonus to its then current officers and full-time employees (except for Current CNB Employees), in the amount of 4% of their 2006 annual base salary, consistent with past practices. Neither CNB nor any CNB Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $20,000; provided, however, that a CNB Subsidiary may hire at-will, non-officer employees at an annual compensation rate not to exceed $20,000 to fill vacancies that may from time to time arise in the ordinary course of business; provided, further, that that neither CNB or any CNB Subsidiary shall hire any new employee without first seeking to fill any position internally and, failing that, through the use of temporary personnel. Neither CNB nor or any CNB Subsidiary shall pay expenses of any employee or director for attending conventions or similar meetings held after the date hereof;

(F) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice, NBT acknowledging that CNB may immediately prior to the Closing Date make a final prorated contribution based on the number of days that have elapsed since January 1, 2005 and until the date on which the Closing Date shall occur, to the City National Bank and Trust Company of Gloversville Profit Sharing Plan of amounts accrued or to be accrued consistent with its normal prior monthly accruals for contribution to such plan, except as may be required by applicable law;

(G) merge or consolidate CNB or any CNB Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of CNB or any CNB Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between CNB, or any CNB Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; incur deposit liabilities, other than liabilities incurred in the ordinary course of business consistent with past practice and in keeping with prevailing competitive rates; permit the revocation or surrender by any CNB Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H) sell or otherwise dispose of the capital stock of CNB or sell or otherwise dispose of any asset of CNB or of any CNB Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of CNB or of any CNB Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “pledges in connection with acceptance of governmental deposits, and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I) take any action which would result in any of the representations and warranties of CNB set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J) change its method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or regulatory accounting principles or by any Bank Regulator responsible for regulating CNB, City National Bank or any CNB Subsidiary;

(K) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which CNB or any CNB Subsidiary is a party;

(L) purchase any securities, or purchase any other securities except securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount in the aggregate of not more than $500,000, (iii) with a weighted average life of not more than two years and (iv) otherwise in the ordinary course of business consistent with past practice;

(M) except as specifically provided below, and except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the CNB Disclosure Schedule 6.1.2(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, loan participations, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $100,000 in the aggregate for unsecured loans and $500,000 in the aggregate for loans secured by assets other than real estate. In addition, the following require the prior consent of NBT: a residential loan of $500,000 or greater (except for residential loans sold as to which there is an agreement to sell on a non-recourse basis); a construction loan of $2,000,000 or greater; an unsecured loan of $100,000 or greater; a secured commercial business loan of $500,000 or greater; and a commercial real estate loan of $2,000,000 or greater; or purchase, invest in or originate any finance lease or any loan secured by a lease of personal property;

(N) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations, GAAP or regulatory accounting principles or by a Bank Regulator;

(R) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any CNB Benefit Plan;

(S) make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof which are set forth on CNB Disclosure Schedule 6.1.2(S) and other than expenditures necessary to maintain existing assets in good repair;

(T) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U) sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) unless NBT has been given the first opportunity and a reasonable time to purchase any loan participation being sold, or purchase any participation interest in any loan other than purchases of participation interests from NBT;

(V) undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by CNB or any CNB Subsidiary of more than $25,000 annually, or containing any financial commitment extending beyond 12 months from the date hereof;

(W) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(Y) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(Z) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with NBT and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of NBT (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers without the prior approval of NBT (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(AA) agree to do any of the foregoing.

      6.2.     Current Information.
      6.2.1.     During the period from the date of this Agreement to the Effective Time, CNB will cause one or more of its representatives to confer with representatives of NBT and report the general status of its ongoing operations at such times as NBT may reasonably request. CNB will promptly notify NBT of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving CNB or any CNB Subsidiary. Without limiting the foregoing, senior officers of NBT and CNB shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of CNB and its Subsidiaries, in accordance with applicable law, and CNB shall give due consideration to NBT’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither NBT nor any NBT Subsidiary shall under any circumstance be permitted to exercise control of CNB or any CNB Subsidiary prior to the Effective Time.
      6.2.2.     CNB and NBT shall meet on a regular basis to discuss and plan for the conversion of data processing and related electronic informational systems of CNB to those used by NBT, which planning shall include, but not be limited to, discussion of the possible termination by CNB of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by CNB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither CNB shall be obligated to take any such action prior to the Effective Time and, unless CNB otherwise agrees and provided it is permitted by applicable law, no conversion shall take place prior to the Effective Time. In the event that CNB takes, at the request of NBT, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, NBT shall indemnify CNB for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by CNB, or a termination of this Agreement under Section 11.1.7 or 11.1.8.
      6.2.3.     CNB shall provide NBT, within ten (10) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans. Within ten (10) business days of the end of each calendar month, CNB shall provide NBT with a schedule of all (x) loan grading changes and (y) loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.
      6.2.4.     CNB shall promptly inform NBT upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of CNB or any CNB Subsidiary under any labor or employment law.
      6.3.     Access to Properties and Records.
      Subject to Section 12.1, CNB shall permit NBT access upon reasonable notice to its properties and those of the CNB Subsidiaries, and shall disclose and make available to NBT during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter CNB reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which NBT may have a reasonable interest; provided, however, that CNB shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in CNB’s reasonable judgment, would interfere with the normal conduct of CNB’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or contravene any applicable law. CNB shall provide and shall request its auditors to provide NBT with such historical financial information regarding it (and related audit reports and consents) as NBT may reasonably request for Securities Law disclosure purposes. NBT shall use commercially reasonable efforts to minimize any interference with CNB’s regular business operations during any such access to CNB’s property, books and records. CNB and each CNB Subsidiary shall permit NBT, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by CNB or any CNB Subsidiary. If NBT causes a “phase I environmental audit” or a “phase II environmental audit” to be performed, then NBT agrees to use all commercially reasonable efforts to cause any such audit to be completed as soon as reasonably practicable after commencement and to restore the property to its original condition after completion.
      6.4.     Financial and Other Statements.
      6.4.1.     Promptly upon receipt thereof, CNB will furnish to NBT copies of each annual, interim or special audit of the books of CNB and the CNB Subsidiaries made by its independent accountants and copies of all internal control reports submitted to CNB by such accountants, or by any other accounting firm rendering internal audit services, in connection with each annual, interim or special audit of the books of CNB and the CNB Subsidiaries made by such accountants.
      6.4.2.     As soon as reasonably available, but in no event later than the date such documents are filed with the FRB, OCC or FDIC, CNB will deliver to NBT the documents filed by CNB or City National Bank. Within 25 days after the end of each month, CNB will deliver to NBT a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices, as well as a month-end and year to date comparison to budget.
      6.4.3.     As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, CNB will deliver NBT the Securities Documents filed by it with the SEC under the Securities Laws other than those Securities Documents that are available publicly though the SEC’s EDGAR data base. CNB will advise promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of CNB or any of the CNB Subsidiaries.
      6.4.4.     With reasonable promptness, CNB will furnish to NBT such additional financial data that CNB possesses and as NBT may reasonably request, including without limitation, detailed monthly financial statements and loan reports.
      6.5.     Maintenance of Insurance.
      CNB shall maintain, and to cause the CNB Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business, with such coverage and in such amounts not less than that currently maintained by CNB and the CNB Subsidiaries and set forth in CNB Disclosure Schedule 4.10.3. CNB will promptly inform NBT if CNB or any CNB Subsidiary receives notice from an insurance carrier that (i) an insurance policy will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to any policy of insurance will be substantially increased.

      6.6.     Disclosure Supplements.
      From time to time prior to the Effective Time, CNB will promptly supplement or amend the CNB Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such CNB Disclosure Schedule or which is necessary to correct any information in such CNB Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such CNB Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.
      6.7.     Consents and Approvals of Third Parties.
      CNB shall use all commercially reasonable efforts, and shall cause each CNB Subsidiary to use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any other persons necessary or desirable for the consummation of the transactions contemplated by this Agreement.
      6.8.     All Reasonable Efforts.
      Subject to the terms and conditions herein provided, CNB agrees to use, and agrees to cause each CNB Subsidiary to use, all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
      6.9.     Failure to Fulfill Conditions.
      In the event that CNB or City National Bank determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify NBT.
      6.10.     No Solicitation.
      From and after the date hereof until the termination of this Agreement, neither CNB, nor any CNB Subsidiary, nor any of their respective officers, directors, employees, representatives, agents and affiliates (including, without limitation, any investment banker, attorney or accountant retained by CNB or any of the CNB Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors, or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its Subsidiaries to take any such action, and CNB shall notify NBT orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which CNB or any of its Subsidiaries or any of its officers, directors or employees, or, to CNB’s Knowledge, investment bankers, financial advisors, attorneys, accountants or other representatives of CNB may receive relating to any of such matters, provided, however, that nothing contained in this Section 6.10 shall prohibit the Board of Directors of CNB from (i) complying with its disclosure obligations under federal or state law; or (ii) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal, if, and only to the extent that, (A) the Board of Directors of CNB determines in good faith (after receipt of an opinion from its independent financial advisor and after consultation with its legal advisors), taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, that such proposal, if consummated, is reasonably likely to result in a transaction more favorable to CNB’s shareholders from a financial point of view than the Merger; (B) the Board of Directors of CNB determines in good faith (after consultation with its financial and legal advisors) that the failure to furnish information to or enter into discussions with such Person would likely cause the Board of Directors to breach its fiduciary duties to shareholders under applicable law; (C) such Acquisition Proposal was not solicited by CNB and did not otherwise result from a breach of this Section 6.10 by CNB (such proposal that satisfies clauses (A), (B) and (C) being referred to herein as a “Superior Proposal”); (D) CNB promptly notifies NBT of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with CNB or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, and receives from such Person an executed confidentiality agreement in form and substance identical in all material respects to the confidentiality agreements that CNB and NBT entered into; and (E) the CNB Shareholders Meeting has not occurred. For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving CNB or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of CNB and the CNB Subsidiaries, either individually or taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of CNB or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.
      6.11.     Reserves and Merger-Related Costs.
      On or before the Effective Date, to the extent consistent with GAAP, and applicable banking laws and regulations, CNB shall establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of CNB to those of NBT (as such practices and methods are to be applied to CNB from and after the Closing Date) and NBT’s plans with respect to the conduct of the business of CNB following the Merger and otherwise to reflect Merger-related expenses and costs incurred by CNB. Notwithstanding the foregoing, CNB shall not be obligated to take in any respect any such action pursuant to this Section 6.11 unless and until NBT acknowledges that all conditions to its obligation to consummate the Merger in Sections 9.1 and 9.2 have been satisfied or waived (except for the expiration of any applicable waiting periods) and NBT reasonably believes the Merger will close. No accrual or reserve made by CNB or any CNB Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 11.1.2.
      6.12.     Board of Directors and Committee Meetings.
      CNB and the CNB Subsidiaries shall permit a representative of NBT to attend any meeting of their Board of Directors or the Executive Committees thereof, and shall permit no more than two (2) representatives of NBT to attend any meeting of their loan committee and asset liability committee, as an observer (the “Observer”), provided that neither CNB nor any CNB Subsidiary shall be required to permit the Observer to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of CNB or during any other matter that the respective Board of Directors has been advised of by counsel that such attendance by the Observer may violate a confidentiality obligation or fiduciary duty or any legal or regulatory requirements.
      6.13.     Transaction Expenses of CNB.
      CNB has provided at CNB Disclosure Schedule 6.13 its estimated budget of transaction-related expenses reasonably anticipated to be payable by CNB in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Promptly after the execution of this Agreement, CNB shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. CNB shall accrue and/or pay all of such amounts which are actually due and owing as soon as possible. CNB shall advise NBT monthly of all out-of-pocket expenses which CNB has incurred in connection with this transaction.

ARTICLE VII
Covenants of NBT
      7.1.     Conduct of Business.
      During the period from the date of this Agreement to the Effective Time, except with the written consent of CNB, which consent will not be unreasonably withheld, conditioned or delayed, NBT and each NBT Subsidiary will not voluntarily take any action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.
      7.2.     Current Information and Consultation.
      During the period from the date of this Agreement to the Effective Time, NBT will cause one or more of its representatives to confer with representatives of CNB and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as CNB may reasonably request.
      7.3.     Financial and Other Statements.
      As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, NBT will deliver to CNB the Securities Documents filed by it with the SEC under the Securities Laws other than those Securities Documents that are available publicly though the SEC’s EDGAR data base. NBT will advise CNB promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of NBT or any of the NBT Subsidiaries.
      7.4.     Disclosure Supplements.
      From time to time prior to the Effective Time, NBT will promptly supplement or amend the NBT Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such NBT Disclosure Schedule or which is necessary to correct any information in such NBT Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such NBT Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.
      7.5.     Consents and Approvals of Third Parties.
      NBT and NBT Bank shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any other Persons necessary or desirable for the consummation of the transactions contemplated by this Agreement.
      7.6.     All Reasonable Efforts.
      Subject to the terms and conditions herein provided, NBT agrees to use and agrees to cause NBT Bank to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
      7.7.     Failure to Fulfill Conditions.
      In the event that NBT determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify CNB.

      7.8.     Employee Benefits.
      7.8.1     Definition. “Benefit Plan Determination Date” for purposes of this Section shall mean that date selected by NBT with respect to each material CNB Benefit Plan to be terminated or replaced with a similar plan or program provided by NBT or its Subsidiaries (as used in this Section, NBT and its Subsidiaries are collectively referred to as “NBT”) to other employees similarly situated, which date with respect to the CNB Profit Sharing Plan (as defined below) shall be the date that Current CNB Employees (as defined below) are no longer eligible to participate in the CNB Profit Sharing Plan, and with respect to NBT’s defined benefit pension plan the day after the Closing Date; provided, that, the definition of “Benefit Plan Determination Date” shall be consistent with the premise that the compensation, employee benefits and terms and conditions of employment that are provided by NBT after the Closing Date to Current CNB Employees shall only be substantially similar, in the aggregate, to those provided by NBT to similarly situated employees of NBT.
      7.8.2     General Rule: Parity in Benefits; No Gaps. Within a reasonable period after the Closing Date, but not before the applicable Benefit Plan Determination Date, NBT shall provide or shall cause to be provided by a Subsidiary of NBT, to all individuals who are employees of CNB or any CNB Subsidiary at the Closing Date and whose employment continues following the Effective Time and who are then eligible for a respective CNB Benefit Plan (the “Current CNB Employees”), compensation, employee benefits and terms and conditions of employment that are substantially similar, in the aggregate, to those provided by NBT to similarly situated employees of NBT. Notwithstanding any of the foregoing to the contrary, none of the provisions contained herein shall (i) operate to duplicate any benefit provided to any Current CNB Employees or the funding of any such benefit and (ii) be construed to limit the ability of NBT to review employee benefit plans, programs and arrangements from time to time, to make such changes as NBT’s deems appropriate in its sole and absolute discretion or to terminate such employee benefit plans, programs and arrangements. NBT will use commercially reasonable efforts to cause all pre-existing condition limitations and proof of insurability provisions (to the extent such limitations and provisions did not apply to a pre-existing condition under CNB’s equivalent plan) and eligibility waiting periods under such plans that would otherwise be applicable to newly-hired employees to be waived for all Current CNB Employees; provided that nothing in this sentence shall limit the ability of NBT to amend or enter into new or different employee benefit plans or arrangements provided such plans or arrangements treat the Current CNB Employees in a substantially similar manner as employees of NBT are treated.
      7.8.3     Profit Sharing Plan Termination or Merger. If required by NBT in writing and delivered to CNB not less than five business days before the Closing Date, CNB shall, on or before the day immediately preceding the Closing Date, (i) terminate the City National Bank and Trust Company of Gloversville Profit Sharing Plan (the “CNB Profit Sharing Plan”) and no further contributions shall be made to the CNB Profit Sharing Plan after such termination or (ii) shall cause the CNB Profit Sharing Plan to be merged into NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan. CNB shall provide to NBT (i) certified copies of resolutions adopted by the Board of Directors of CNB (or other such party as may be authorized, under the terms of the CNB Profit Sharing Plan, to amend and terminate the CNB Profit Sharing Plan), as applicable, authorizing such termination or merger of the CNB Profit Sharing Plan and (ii) an executed amendment to the CNB Profit Sharing Plan in form and substance reasonably satisfactory to NBT to conform the plan document for such plan with all applicable requirements of the Code and ERISA, and regulations thereunder, with regard to termination or merger of the CNB Profit Sharing Plan, or otherwise relating to the tax-qualified status of such plan. NBT will not be obligated to make any matching or other employer contributions to any profit sharing or 401(k) plan after the Closing Date.
      7.8.4     NBT 401(k) Plan Participation. Each Current CNB Employee who continues in the employment of CNB until the Closing Date, shall be eligible to participate in NBT’s 401(k) Plan on the day after the Benefit Plan Determination Date for the CNB Profit Sharing Plan. All rights to participate in NBT’s 401(k) Plan are subject to NBT’s right to amend or terminate NBT’s 401(k) Plan in its sole and absolute discretion and are subject to the terms of NBT’s 401(k) Plan including, but not limited to, the eligibility and vesting provisions of such plan. For purposes of administering NBT’s 401(k) Plan, service with CNB shall be deemed to be service with NBT for eligibility and vesting purposes only, but not for purposes of benefit accrual or the allocation of employer contributions. To the extent CNB Profit Sharing Plan is terminated as set forth in Section 7.8.3 hereof, NBT’s 401(k) plan shall accept direct rollovers from the CNB Profit Sharing Plan, to the extent permissible under the Code and ERISA, including for any Current CNB Employee who has an outstanding participant loan from the CNB Profit Sharing Plan at the Benefit Plan Determination Date or as soon as administratively feasible thereafter, a direct rollover including such participant loan.
      7.8.5     Defined Benefit Plan Participation. Each Current CNB Employee shall be eligible to participate in NBT’s defined benefit pension plan as of the Benefit Plan Determination Date relative to that plan. All rights to participate in NBT’s defined benefit pension plan are subject to NBT’s right to amend or terminate the plan in its sole and absolute discretion and are subject to the terms of NBT’s defined benefit plan including, but not limited to, the eligibility and vesting provisions of such plan. For purposes of administering NBT’s defined benefit pension plan, service with CNB shall be deemed to be service with NBT for participation and vesting purposes only and for purposes of eligibility for normal or early retirement under NBT’s defined benefit pension plan based solely on a number of years of service, but not for purposes of benefit accrual.
      CNB shall take such steps as it or NBT may determine to be necessary or desirable to discontinue further benefit accruals under CNB’s defined benefit pension plan effective as of the Benefit Plan Determination Date, including but not limited to providing each Current CNB Employee with written notice of such discontinuation of benefit accruals. After the Benefit Plan Determination Date, NBT shall maintain such CNB Pension Plan as a frozen tax-qualified defined benefit pension plan in accordance with all applicable laws, unless CNB consents prior to the Benefit Plan Determination Date to a merger of such CNB pension plan into a comparable defined benefit pension plan of NBT, as of such time as NBT shall determine in its sole discretion but not before the applicable Benefit Plan Determination Date. Nothing herein shall limit the ability of NBT to terminate or amend the CNB Pension Plan as it determines in its sole and absolute discretion.
      7.8.6     Welfare Benefits. Each Current CNB Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other material welfare benefit plans and programs available to employees of NBT similarly situated, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Current CNB Employee’s being employed by NBT as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs. With respect to any welfare benefit plan or program of CNB that NBT determines, in its sole and absolute discretion, provides benefits of the same type or class as a corresponding plan or program maintained by NBT, NBT shall continue such CNB plan or program in effect for the benefit of the Current CNB Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by NBT (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of NBT to terminate or amend such plan or program). For purposes of all material employee welfare benefit plans, programs and agreements maintained by or contributed to by NBT, NBT shall cause each such plan, program or arrangement to treat the service with CNB prior to the Closing Date of any Current CNB Employee (to the same extent such service is recognized under analogous plans, programs or arrangements of CNB prior to the Closing) as service rendered to NBT for all purposes; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit available to any Current CNB Employee.
      7.8.7     Paid Time Off Programs. NBT will give each Current CNB Employee credit, for purposes of NBT’s vacation and/or other paid leave benefit programs, for such Current CNB Employees’ accrued and unpaid vacation and/or paid leave balance with CNB as of the Closing Date.
      7.8.8     NBT to Honor Agreements. NBT agrees to honor all Change in Control Agreements, severance agreements, deferred compensation agreements and consulting agreements that CNB has with its current and former employees and which have been identified in CNB Disclosure Schedule 4.9.1, except to the extent any such agreements shall be superseded or terminated at the Closing Date or following the Closing Date with the written consent of the affected parties or to the extent such agreements may need to be amended in order to comply with IRS guidance on the requirements of Code Section 409A at or after the Closing Date.
      CNB full-time employees who are not parties to a written employment or consulting agreement or are not referenced in the NBT Disclosure Schedule 7.8.8, and who (i) are not offered full-time employment with NBT as of the Closing Date or (ii) are offered and accept full-time employment with NBT as of the Closing Date and subsequently terminated by NBT without “cause” within one year following the Closing Date shall be eligible (x) to receive severance benefits equal to one week base pay for each year of continuous employment by CNB or City National at a rate of pay equal to such employee’s base pay as of such employee’s termination date (less applicable withholdings), payable in bi-weekly installments (the “Severance Payments”); provided, however, that any such Severance Payment shall be not less than an amount equal to two weeks’ base pay (less applicable withholdings); and (y) to continue participation in NBT’s group health, dental and vision plans for a period of time that begins on the date the employee’s employment is terminated and ends on the date that the employee receives the final payment of the Severance Payment at a cost for the severed employee that is the same for similarly situated current employees of NBT, except that such coverage will expire if the employee becomes eligible for coverage under a plan of another employer (“Welfare Benefit”) (collectively, the Severance Payment and the Welfare Benefit are hereinafter referred to as the “Severance Benefit”). All determinations as to whether an employee is terminated for “cause” shall be in the sole and absolute discretion of NBT. The Severance Benefit shall be conditioned upon the execution and delivery, and the expiration of any applicable revocation period, of a general release by the applicable employee that is satisfactory to NBT.
      Except for the agreements described in the preceding sentences of this sub-Section 7.8.8 and except as otherwise provided in this Agreement, the CNB Benefit Plans shall, in the sole and absolute discretion of NBT, be frozen, terminated or merged into comparable plans of NBT, effective at such time as NBT shall determine in its sole and absolute discretion but not before the applicable Benefit Plan Determination Date.
      7.8.9     No Guarantee of Employment. Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed by NBT hereunder or by operation of law, NBT shall have no obligation arising from and after the Closing Date to continue any Current CNB Employees in its employ or in any specific job or to provide to any Current CNB Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Current CNB Employee who is terminated by NBT one year subsequent to the Closing Date, excluding those employees referenced in the NBT Disclosure Schedule 7.8.8, shall be entitled to severance pay in accordance with the general severance policy maintained by NBT, if and to the extent that such employee is entitled to severance pay under such policy; provided that such Current CNB Employee’s service with CNB shall be treated as service with NBT for purposes of determining the amount of severance pay, if any, under NBT’s severance policy.
      7.9.     Directors and Officers Indemnification and Insurance.
      7.9.1.  NBT shall maintain, or shall cause NBT Bank to maintain, in effect for three years following the Effective Time, the current directors’ and officers’ liability insurance policies maintained by CNB (provided, that NBT may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall NBT be required to expend pursuant to this Section 7.9.1 more than an amount equal to 150% of the current annual amount expended by CNB with respect to such insurance, as set forth in CNB Disclosure Schedule 7.9.1 (the “Maximum Amount”); provided, further, that if the amount of the aggregate premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, NBT shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In connection with the foregoing, CNB agrees in order for NBT to fulfill its agreement to provide directors and officers liability insurance policies for three years to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.
      7.9.2.  In addition to Section 7.9.1, for a period of six years after the Effective Time, NBT shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of CNB or an CNB Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of NBT, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of CNB or a CNB Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent permitted under Delaware law (to the extent not prohibited by Federal law). Any Indemnified Party wishing to claim indemnification under this Section 7.9.2 upon learning of any Claim, shall notify NBT (but the failure so to notify NBT shall not relieve it from any liability which it may have under this Section 7.9.2, except to the extent such failure materially prejudices NBT). In the event of any such Claim (whether arising before or after the Effective Time) (1) NBT shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption NBT shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if NBT elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between NBT and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and NBT shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) except to the extent otherwise required due to conflicts of interest, NBT shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties unless there is a conflict of interest that necessitates more than one law firm, and (3) NBT shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
      7.9.3.     In the event that either NBT or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving CNB or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of NBT shall assume the obligations set forth in this Section 7.9.
      7.9.4.     The obligations of NBT provided under this Section 7.9 are intended to be enforceable against NBT directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of NBT.
      7.10.     Stock Listing.
      NBT agrees to file a notification form for the listing on the Nasdaq Stock Market (or such other national securities exchange on which the shares of the NBT Common Stock shall be listed as of the Closing Date) of the shares of NBT Common Stock to be issued in the Merger.
      7.11.     Stock and Cash Reserve.
      NBT agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of NBT Common Stock to fulfill its obligations under this Agreement.

      7.12.     Communications to CNB Employees; Training
      NBT and CNB agree that as promptly as practicable following the execution of this Agreement, meetings with employees of CNB and City National Bank shall be held at such location as NBT and CNB shall mutually agree, provided that representatives of CNB shall be permitted to attend such meetings, to announce the proposed Merger. NBT and CNB shall mutually agree as to the scope and content of all communications to the employees of CNB and City National Bank. At mutually agreed upon times following execution of this Agreement, representatives of NBT shall be permitted to meet with the employees of CNB and City National Bank to discuss employment opportunities with NBT, provided that representatives of CNB shall be permitted to attend any such meeting. From and after the Determination Date, NBT shall also be permitted to conduct training sessions outside of normal business hours or at other times as CNB may agree, with the employees of CNB and City National Bank and may conduct such training seminars at any branch location of City National Bank; provided that NBT will in good faith attempt to schedule such training sessions in a manner which does not unreasonably interfere with City National Bank’s normal business operations.
      7.13.     Advisory Board
      Immediately prior to the Effective Time, subject to applicable rules and regulations, NBT Bank shall create a Fulton County Advisory Board (the “Advisory Board”) to be comprised of the members of the CNB Board of Directors, but excluding the New Members, for a period to terminate no earlier than two years after the Effective Time; provided, however, that NBT Bank shall not have any obligation to appoint any person to the Advisory Board if such person is not a member of either the CNB or the City National Bank Board of Directors immediately prior to the Effective Time. The duties any such advisory director shall be determined from time to time at the sole discretion of NBT Bank. Members of the Advisory Board will receive a per meeting fee of $1,000.
ARTICLE VIII
Regulatory and Other Matters
      8.1.     Meeting of Shareholders.
      8.1.1.     CNB will (i) take all steps necessary to duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, for the purpose of considering this Agreement and the Merger (the “CNB Shareholders Meeting”), (ii) in connection with the solicitation of proxies with respect to the CNB Shareholders Meeting, have its Board of Directors recommend approval of this Agreement to the CNB shareholders; and (iii) cooperate and consult with NBT with respect to each of the foregoing matters. The Board of Directors of CNB may fail to make such a recommendation referred to in clause (ii) above, or withdraw, modify or change any such recommendation only in connection with a Superior Proposal as set forth in Section 6.10 of this Agreement and only if such Board of Directors, after having consulted with and considered the advice of its outside financial and legal advisors, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law.
      8.2.     Proxy Statement-Prospectus; Merger Registration Statement.
      8.2.1.     For the purposes (x) of registering NBT Common Stock to be offered to holders of CNB Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the CNB Shareholders Meeting, NBT shall draft and prepare, and CNB shall cooperate in the preparation of, the Merger Registration Statement, including a proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/ prospectus in the form mailed by CNB to the CNB shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). NBT shall provide CNB and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. NBT shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of NBT and CNB shall use its best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and CNB shall thereafter promptly mail the Proxy Statement-Prospectus to its shareholders. NBT shall also make all necessary state securities law or “Blue Sky” notices required to carry out the transactions contemplated by this Agreement, and CNB shall furnish all information concerning CNB and the holders of CNB Common Stock as may be reasonably requested in connection with any such action.
      8.2.2.     NBT shall, as soon as practicable, file the Merger Registration Statement with the SEC under the Securities Act in connection with the transactions contemplated by this Agreement. NBT will advise CNB promptly after NBT receives notice of the time when the Merger Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualifications of the shares of NBT Common Stock issuable pursuant to the Merger Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Merger Registration Statement, or for additional information, and NBT will provide CNB with as many copies of such Merger Registration Statement and all amendments thereto promptly upon the filing thereof as CNB may reasonably request.
      8.2.3.     CNB and NBT shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, CNB shall cooperate with NBT in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and NBT shall file an amended Merger Registration Statement with the SEC, and each of CNB and NBT shall mail an amended Proxy Statement-Prospectus to CNB’s shareholders.
      8.3.     Regulatory Approvals.
      Each of CNB and NBT will cooperate with the other and use all reasonable efforts to promptly prepare and as soon as practicable following the date hereof, file all necessary documentation to obtain all necessary permits, consents, waivers, approvals and authorizations of the OCC, the FRB, the NYSBD and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. CNB and NBT will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or other statement made by or on behalf of CNB or NBT to any CNB Regulator or governmental body in connection with the Merger, Bank Merger and the other transactions contemplated by this Agreement. CNB shall have the right to review and approve in advance all characterizations of the information relating to CNB and any of its Subsidiaries which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In addition, CNB and NBT shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any governmental body prior to its filing. To the extent any governmental body makes an inquiry or initiates any proceeding relating to antitrust matters, NBT shall use its commercially reasonable efforts to address such matters in order to allow for the consummation of the transactions contemplated hereby and NBT shall be solely responsible for its expenses and CNB’s reasonable costs and expenses (as documented pursuant to Section 6.13) related thereto.
      8.4.     Affiliates.
      8.4.1.     CNB shall use all reasonable efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of CNB to deliver to NBT, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the date of the CNB Shareholders Meeting, a written agreement, in the form of Exhibit B hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of NBT Common Stock to be received by such “affiliate” as a result of the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.
ARTICLE IX
Closing Conditions
      9.1.     Conditions to Each Party’s Obligations under this Agreement.
      The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the shareholders of CNB.

9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction, and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or CNB Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3. Regulatory Approvals. All Regulatory Approvals required to complete the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all waiting periods relating thereto shall have expired and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of NBT, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of CNB, City National Bank, NBT or otherwise materially impair the value of CNB or City National Bank to NBT.

9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of NBT Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5. NASDAQ Listing. NBT shall have filed a notification form for the listing of the NBT Common Stock to be issued in the Merger.

9.1.6. Tax Opinions. On the basis of facts, representation and assumptions which shall be set forth in the certificates rendered pursuant to Section 2.6 and consistent with the state of facts existing at the Closing Date, NBT shall have received an opinion of Hogan & Hartson L.L.P., reasonably acceptable in form and substance to NBT, and CNB, shall have received an opinion of Shumaker, Loop & Kendrick, LLP, reasonably acceptable in form and substance to CNB, each dated as of the Closing Date, substantially to the effect that, for Federal income tax purposes:

(A) The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code; and

(B) The Bank Merger will not adversely affect the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      9.2.     Conditions to the Obligations of NBT under this Agreement.
      The obligations of NBT under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.6 at or prior to the Closing Date:

9.2.1. Representations and Warranties. Each of the representations and warranties of CNB set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made at the Effective Time (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), in any case subject to the standard set forth in Section 4.1; and CNB shall have delivered to NBT a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of CNB as of the Effective Time.

9.2.2. Agreements and Covenants. CNB and each CNB Subsidiary shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and NBT shall have received a certificate signed on behalf of CNB by the Chief Executive Officer and Chief Financial Officer of CNB to such effect dated as of the Effective Time.

9.2.3. Regulatory Conditions. No Regulatory Approval required for consummation the Merger and Bank Merger includes any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that could reasonably be expected by NBT to result in a Material Adverse Effect on CNB and its Subsidiaries, taken as a whole.

9.2.4. Permits, Authorizations, Etc. CNB and the CNB Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger, the failure of which to obtain would have a Material Adverse Effect on CNB, City National Bank, NBT or NBT Bank.

9.2.5. Leases. NBT shall have received written confirmation from the lessors of City National Bank’s branch facilities of NBT’s right to assume the leases on substantially the same terms and conditions as currently exist, of City National Bank’s branch facilities.

9.2.6. No Material Adverse Effect. There shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of CNB and the CNB Subsidiaries (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on CNB or the CNB Subsidiaries.

CNB will furnish NBT with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as NBT may reasonably request.
      9.3.     Conditions to the Obligations of CNB under this Agreement.
      The obligations of CNB under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1. Representations and Warranties. Each of the representations and warranties of NBT set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made at the Effective Time (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), in any case subject to the standard set forth in Section 5.1; and NBT shall have delivered to CNB a certificate to such effect signed by the Chief Executive Officer or Chief Operating Officer and the Chief Financial Officer of NBT as of the Effective Time.

9.3.2. Agreements and Covenants. NBT shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and CNB shall have received a certificate signed on behalf of NBT by the Chief Executive Officer or Chief Operating Officer and Chief Financial Officer of NBT to such effect dated as of the Effective Time.

9.3.3. Permits, Authorizations, Etc. NBT and its Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger, the failure of which to obtain would have a Material Adverse Effect on NBT and its Subsidiaries, taken as a whole.

9.3.4. Payment of Merger Consideration. NBT shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide CNB with a certificate evidencing such delivery.

NBT will furnish CNB with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as CNB may reasonably request.
ARTICLE X
The Closing
      10.1.     Time and Place.
      Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Hogan & Hartson L.L.P., 875 Third Avenue, New York, NY 10022, at 10:00 a.m. on the date determined by NBT, in its sole discretion, upon five (5) days prior written notice to CNB, but in no event later than thirty days (30) after the last condition precedent (other than those conditions that relate to actions to be taken at the Closing, but subject to the fulfillment or waiver of those conditions) pursuant to this agreement has been fulfilled or waived (including the expiration of any applicable waiting period), or at such other place, date or time upon which NBT and CNB mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Hogan & Hartson L.L.P., 875 Third Avenue, New York, NY 10022, at 10:00 a.m. on the day prior to the Closing Date (the “Pre-Closing Date”).
      10.2.     Deliveries at the Pre-Closing and the Closing.
      At the Pre-Closing there shall be delivered to NBT and CNB the opinions, certificates, and other documents and instruments required to be delivered at the Closing under Article IX hereof. At or prior to the Closing, NBT shall deliver the Merger Consideration as set forth under Section 9.3.4 hereof.
ARTICLE XI
Termination, Amendment and Waiver
      11.1.     Termination.
      This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of CNB:

11.1.1. At any time by the mutual written agreement of NBT and CNB;

11.1.2. By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Closing Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party, conditioned upon the defaulting party promptly commencing to cure the default and thereafter continuing to cure the default;

11.1.3. By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Closing Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party, conditioned upon the defaulting party promptly commencing to cure the default and thereafter continuing to cure;

11.1.4. At the election of either party, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by NBT and CNB; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By either party, if the shareholders of CNB shall have voted at the CNB Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve and adopt such transactions;

11.1.6. By either party if (i) final action has been taken by a Bank Regulator whose approval is required in order to satisfy the conditions to the parties’ obligations to consummate the transactions contemplated hereby as set forth in Article IX, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable;

11.1.7. By the Board of Directors of NBT if CNB has received a Superior Proposal and the Board of Directors of CNB has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, withdrawn its recommendation of this Agreement, has failed to make such recommendation or has modified or qualified its recommendation in a manner adverse to NBT.

11.1.8. By the Board of Directors of CNB if CNB has received a Superior Proposal and the Board of Directors of CNB has made a determination to accept such Superior Proposal; provided that CNB shall not terminate this Agreement pursuant to this Section 11.1.8 and enter into a definitive agreement with respect to the Superior Proposal until the expiration of five (5) business days following NBT’s receipt of written notice advising NBT that CNB has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) identifying the person making the Superior Proposal and stating whether CNB intends to enter into a definitive agreement with respect to the Superior Proposal. After providing such notice, CNB shall provide a reasonable opportunity to NBT during the five-day period to make such adjustments in the terms and conditions of this Agreement as would enable CNB to proceed with the Merger on such adjusted terms.

11.1.9 By CNB, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 30th day following such Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) the NBT Market Value on the Determination Date is less than the product of 0.85 and the Initial NBT Market Value; and

(ii) (a) the number obtained by dividing the NBT Market Value on the Determination Date by the Initial NBT Market Value (“NBT Ratio”) shall be less than (b) the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.15 (such number, the “Index Ratio”);

If CNB elects to exercise its termination right pursuant to this Section 11.1.9, it shall give prompt written notice thereof to NBT; provided, that such notice of election to terminate may be withdrawn at any time prior to the Effective Termination Date. During the five-day period commencing with its receipt of such notice, NBT shall have the option to adjust the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial NBT Market Value, the Exchange Ratio, and the Index Ratio, and the denominator of which is equal to NBT Market Value on the Determination Date; or (ii) a quotient, the numerator of which is equal to the product of 0.85, the Initial NBT Market Value, and the Exchange Ratio and the denominator of which is equal to the NBT Market Value on the Determination Date. If NBT so elects, it shall give, within such five-day period, written notice to CNB of such election and the Revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 11.1.9 and this Agreement shall remain in full force and effect in accordance with its terms (except as the Revised Exchange Ratio shall have been so modified).
      For purposes of this Section 11.1.9, the following terms shall have the meanings indicated below:

“Acquisition Transaction” shall mean (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the relevant companies; or (iv) agree or commit to take any action referenced above.

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weighting set forth opposite such company’s name in the definition of Index Group below.

“Final Price,” with respect to any company belonging to the Index Group, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the five consecutive trading days immediately preceding the Determination Date.

“Index Group” means the financial institution holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction involving such company publicly announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or an Acquisition Proposal for such company to be acquired, or for such company to acquire another company in transaction with a value exceeding 25% of the acquiror’s market capitalization, is announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The financial institution holding companies and the weights attributed to them are as follows:

Company Name	Index Weighting(%)	Index Price

First Niagara Financial Group, Inc.	18.5	2.46
Susquehanna Bancshares, Inc.	7.4	1.74
Northwest Bancorp, Inc. (MHC)	8.0	1.63
TrustCo Bank Corp NY	11.8	1.50
First Commonwealth Financial Corporation	11.1	1.49
S&T Bancorp, Inc.	4.2	1.51
National Penn Bancshares, Inc.	5.5	1.31
Community Bank System, Inc.	4.8	1.15
Harleysville National Corporation	4.2	0.96
Sterling Financial Corporation	4.6	0.93
Partners Trust Financial Group, Inc.	7.9	0.81
U.S.B. Holding Co., Inc.	3.2	0.75
F.N.B. Corporation	8.9	1.67

	100%	17.91

“Initial NBT Market Value” means the average of the daily closing sales prices of a share of NBT Common Stock, as reported on the Nasdaq National Market, on the five trading days immediately preceding the public announcement of this Agreement.

“Initial Index Price” means the sum of the per share closing sales price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded on the trading day immediately preceding the public announcement of this Agreement.

If NBT or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 11.1.9.

“NBT Market Value” shall be the average of the daily closing sales prices of a share of NBT Common Stock as reported on the Nasdaq National Market for the five consecutive trading days immediately preceding the Determination Date.
      11.2.     Effect of Termination.
      11.2.1.     In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.3, 12.4, 12.5, 12.6, 12.9, 12.10, 12.11, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.
      11.2.2.     If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C) If either party terminates this Agreement because of the failure to obtain Regulatory Approvals solely because of action taken by the Department of Justice due to antitrust concerns, then NBT shall pay it own and CNB’s reasonable costs and expenses (as documented pursuant to Section 6.13).

(D) As a condition of NBT’s willingness, and in order to induce NBT to enter into this Agreement, and to reimburse NBT for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, CNB hereby agrees to pay NBT, and NBT shall be entitled to payment of, a fee of $4,500,000 (the “Fee”), by wire transfer of same day funds on the earlier of (x) the date of termination or (y) within three business days after written demand for payment is made by NBT, as applicable, following the occurrence of any of the events set forth below:

(i) CNB terminates this Agreement pursuant to Section 11.1.8 or NBT terminates this Agreement pursuant to Section 11.1.7; or

(ii) The entering into a definitive agreement by CNB relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving CNB within one year after the occurrence of any of the following: (i) the termination of this Agreement by NBT pursuant to Section 11.1.2 or 11.1.3 because of a breach by CNB or any CNB Subsidiary; or (ii) the termination of this Agreement by NBT or CNB pursuant to Section 11.1.5 because of the failure of the shareholders of CNB to approve this Agreement at the CNB Shareholders Meeting after the occurrence of an Acquisition Proposal has been publicly announced or otherwise made known to the shareholders of CNB.

(E) If payment of the Fee pursuant to Section 11.2.2(D) is timely made, then NBT will not have any other rights or claims against CNB or its Subsidiaries, or their respective officers and directors, under this Agreement, it being agreed that the acceptance of the Fee under Section 11.2.2(D) will constitute the sole and exclusive remedy of NBT against CNB and its Subsidiaries and their respective officers and directors.
      11.3.     Amendment, Extension and Waiver.
      Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of CNB), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of CNB, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value, or changes the form of, the Merger Consideration to be delivered to CNB’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any termination of this Agreement pursuant to this Article XI may only be effected upon a vote of a majority of the entire Board of Directors of the terminating party.

ARTICLE XII
Miscellaneous
      12.1.     Confidentiality.
      Except as specifically set forth herein, NBT and CNB mutually agree to be bound by the terms of the confidentiality agreement dated May 6, 2005 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference, and all information furnished by either party to the other party or its representatives pursuant hereto (including pursuant to Sections 6.2 and 6.3) shall be subject to, and the parties shall hold such information in confidence in accordance with, the provisions of the Confidentiality Agreement. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its terms, notwithstanding the termination of this Agreement.
      12.2.     Public Announcements.
      CNB and NBT shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither CNB nor NBT shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release or other public announcement or communication has been mutually agreed upon by the parties hereto.
      12.3.     Survival.
      All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto shall expire and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.
      12.4.     Notices.
      All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to CNB, to:	William N. Smith
Chairman, President and CEO
CNB Bancorp, Inc.
10-24 North Main Street
P.O. Box 873
Gloversville, New York 12078-0873
With required copies to:	Martin D. Werner, Esq.
Edwin L. Herbert, Esq.
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43624-1573
If to NBT, to:	Daryl R. Forsythe
Chairman and Chief Executive Officer
52 South Broad Street
P.O. Box 351
Norwich, New York 13815
With required copies to:	Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, DC 20004

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.
      12.5.     Parties in Interest.
      This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that nothing in this Agreement is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.
      12.6.     Complete Agreement.
      This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreements referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 12.1) between the parties, both written and oral, with respect to its subject matter.
      12.7.     Counterparts.
      This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page shall be deemed to be an original signature page.
      12.8.     Severability.
      In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
      12.9.     Governing Law.
      This Agreement shall be governed by the laws of New York, without giving effect to its principles of conflicts of laws.
      12.10.     Interpretation.
      When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

      12.11.     Specific Performance.
      The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
      12.12.     Waiver of Trial by Jury.
      The parties hereto hereby knowingly, voluntarily and intentionally waive the right any may have to a trial by jury in respect to any litigation based hereon, or rising out of, under, or in connection with this agreement and any agreement contemplated to be executed in connection herewith, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party in connection with such agreements.
[SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, NBT and CNB have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

NBT Bancorp Inc.
Dated: June 13, 2005

By:	/s/ Martin A. Dietrich

Name: Martin A. Dietrich
Title: President

CNB Bancorp, Inc.
Dated: June 13, 2005

By:	/s/ William N. Smith

Name: William N. Smith

Title:	Chairman, President and

Chief Executive Officer

7205 West Central Avenue Toledo, Ohio 43617 (419) 841-8521 FAX: (419) 841-8380 www.austinassociates.com
June 13, 2005
Personal & Confidential
Board of Directors
CNB Bancorp, Inc.
10-24 N. Main Street
Gloversville, NY 12078
Members of the Board:
      You have requested our opinion as to the fairness, from a financial point of view, to CNB Bancorp, Inc. (“CNB”) and its shareholders, of the terms of the Agreement and Plan of Merger dated as of June 13, 2005 (the “Agreement”) by and between NBT Bancorp, Inc. (“NBT”) and CNB. The terms of the Agreement provide that shareholders of CPJB will elect to receive either $38.00 per share in cash or 1.64 shares of NBT in exchange for each outstanding common share of CNB; provided that after the election process is completed, and any necessary adjustments are made, the resulting number of shares of CNB receiving shares of NBT shall represent 55 percent of CNB’s outstanding shares and the resulting number of shares of CNB receiving cash shall represent 45 percent of CNB’s outstanding shares. The Agreement also provides for the exchange of CNB incentive stock options for options to purchase NBT common stock and for the payment of cash to all nonqualified options of CNB for the difference between $38.00 per share and the exercise price of each nonqualified option. In our role as financial advisor to CNB we participated in negotiations of the Agreement.
      Austin Associates, LLC (“Austin Associates”) as part of its investment banking practice is customarily engaged in the valuation of financial institutions in connection with mergers and acquisitions and other corporate purposes. In connection with rendering our opinion set forth herein, we have among other things:

(i)	Reviewed the audited financial statements of CNB and NBT for each of the years-ended December 31, 2003 and 2004;

(ii)	Reviewed the unaudited financial statements of CNB and NBT for the three- and twelve-month period ending March 31, 2005;

(iii)	Reviewed certain other internal information, primarily financial in nature, relating to the respective businesses, earnings and balance sheets of CNB and NBT provided to us or publicly available for purposes of our analysis;

(iv)	Held discussions with management of CNB and NBT pertaining to the respective business strategies, prospects for the future, including expected financial results, and expectations relating to the proposed merger;

(v)	Reviewed the terms, to the extent publicly available, of certain other transactions, which we deemed relevant for purposes of this opinion; and

(vi)	Reviewed the Agreement and related documents.
      In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status and value of CNB’s or NBT’s assets and have instead

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relied upon representations and information concerning assets of both companies in the aggregate. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to CNB and its shareholders.
      This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness, from a financial point of view, to shareholders of CNB of the terms of the Agreement, and does not address the underlying business decision by the Board of Directors to pursue the merger with NBT or any other party.
      As part of its engagement, Austin Associates reserves the right to review any public disclosures describing our firm or this fairness opinion. Austin Associates will receive a contingent fee based on consummation of the transaction. In addition, CNB has agreed to indemnify Austin Associates against certain liabilities.
      Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to CNB and its shareholders.

Respectfully,

Austin Associates, LLC

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APPENDIX C
Section 623 of the New York Business Corporation Law
Procedure to Enforce Shareholder’s Right to Receive Payment for Shares
      (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.
      (b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.
      (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.
      (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.
      (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter’s rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise or any corporate proceedings that may have been taken in the interim.
      (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously hereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of the transfer.
      (g) Within fifteen days after the expiration of the period within which shareholder may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated. whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if dividend into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

      (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporation action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any and all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or other wise not in good faith. In making any determination as provided in clause (a), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificate for any such shares represented by certificates.

      (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.
      (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdraw with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.
      (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.
      (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).
      (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

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